As filed with the Securities and Exchange Commission on October 1, 2007
Registration No. 333-146219
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TomoTherapy Incorporated
(Exact Name of Registrant as Specified in its Charter)

Wisconsin	3845	39-1914727
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

1240 Deming Way
Madison, Wisconsin 53717
(608) 824-2800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen C. Hathaway
Chief Financial Officer and Treasurer
1240 Deming Way
Madison, Wisconsin 53717
(608) 824-2800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gregory J. Lynch, Esq. Geoffrey R. Morgan, Esq. Michael Best & Friedrich LLP 100 East Wisconsin Avenue Suite 3300 Milwaukee, Wisconsin 53202 Telephone: (414) 225-2752 Facsimile: (414) 277-0656	Shawn Guse, Esq. Vice President, General Counsel and Secretary TomoTherapy Incorporated 1240 Deming Way Madison, Wisconsin 53717 Telephone: (608) 824-2800 Facsimile: (608) 824-2996	Colin J. Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200 Facsimile: (212) 354-8113

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 1, 2007

PROSPECTUS
8,500,000 Shares

Common Stock

The selling shareholders named in this prospectus, including members of our board of directors and senior management, and entities affiliated with them, are offering 8,500,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “TTPY.” On September 28, 2007, the last sale price of our common stock on the Nasdaq Global Market was $23.23 per share.

Investing in shares of our common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional 1,275,000 shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about          , 2007.

Merrill Lynch & Co.
Piper Jaffray
Thomas Weisel Partners LLC
Robert W. Baird & Co.
William Blair & Company

The date of this prospectus is          , 2007.

Highly Integrated Adaptive Radiation Therapy

The TomoTherapy® Hi Art® Treatment System

TomoTherapy

TomoTherapy INCORPORATED

Reshaping Radiation Therapy™

- Integrated, daily CTrue™ imaging affords accurate patient positioning, quantitative treatment analysis and adaptive planning
- Continuous delivery of radiation from all angles around the patient allows better conformity of the radiation dose to a tumor
- Unique radiation beam shaping and modulation creates optimized radiation delivery to tumors, including those with asymmetrical shapes and in hard to treat locations

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors” and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, reference to “TomoTherapy”, “we”, “our” and “us” in this prospectus refers to TomoTherapy Incorporated and its subsidiaries.

Our Business

We have developed, manufacture and sell the Hi Art system, an advanced and versatile radiation therapy system for the treatment of a wide range of cancer types. The Hi Art system combines integrated CT imaging with radiation therapy to deliver radiation treatments with speed and precision while reducing radiation exposure to surrounding healthy tissue, which we believe can lead to improved patient outcomes. The Hi Art system contains a linear accelerator, which is a device that generates external beam radiation that is used both to capture high quality, quantitative images and to deliver therapeutic radiation in a helical, or spiral, delivery pattern 360 degrees around the body. The linear accelerator rotates around a rigid circular frame, or ring gantry, that is housed in a protective casing. This integrated design contrasts with traditional radiation therapy systems, which utilize a single, rotating arm, referred to as a “C-arm”, that can deliver radiation from only a limited number of angles. Generating CT images with traditional C-arm systems typically requires the addition of auxiliary devices that generally lack the quantitative imaging capabilities necessary to accurately image the location, size, shape and density of tumors and internal anatomy. The Hi Art system’s helical delivery pattern and imaging capabilities, combined with the system’s advanced treatment planning software and ability to precisely shape the beam delivering radiation, allow clinicians to locate and define the size, shape and density of tumors, maximize radiation delivered to diseased tissue, minimize radiation delivered to healthy tissue and measure the radiation dose actually received by the patient. We believe these capabilities allow the Hi Art system to deliver sophisticated radiation treatments with speed and precision.

The Hi Art system’s combination of technologies allows clinicians to make modifications to a patient’s cancer treatment plan as changes in the location, size, shape and density of tumors or in the patient’s internal anatomy are detected over the course of treatment. To deliver radiation therapy, the Hi Art system first optimizes a patient’s treatment plan by calculating the radiation dose pattern that maximizes the radiation dose to the tumor and minimizes exposure of healthy tissue. A quantitative CT image of the treatment area is taken to identify the location, size, shape and density of the tumor and is used to position the patient on the treatment couch. The optimized radiation dose is then delivered using a proprietary device referred to as a multi-leaf collimator, or MLC. The MLC consists of tungsten leaves that open and close to modulate the shape of radiation beams produced by the linear accelerator as the patient passes horizontally through the ring gantry. The data acquired for the accurate positioning of the patient can also be used to compute the dose received by the patient. Data regarding the dose distribution is used by the clinician to evaluate and, if necessary, adjust the treatment plan in subsequent treatment sessions to address changes in patient anatomy, such as tumor shrinkage or weight loss, as well as any previous errors accumulated in treatment delivery and planning. We believe that the process of making iterative adjustments to a patient’s treatment plan, referred to as adaptive radiation therapy, should become a standard technique for the treatment of most cancer patients receiving radiation therapy. The Hi Art system has the ability to provide daily, quantitative imaging and enables clinicians to incorporate adaptive radiation therapy easily and efficiently into their regular clinical workflow.

We market the Hi Art system to hospitals and cancer treatment centers in North America, Europe and Asia, and offer customer support services in each region. Since the commercial introduction of the Hi Art system in 2003, we have experienced significant revenue growth and have invested extensively in our manufacturing capabilities and customer service and support infrastructure. For the years ended December 31, 2005 and 2006, we had revenue of $75.8 million and $156.1 million, respectively. For the six months ended June 30, 2006 and 2007, we had revenue of $59.3 million and $94.9 million, respectively. For the years ended

December 31, 2005 and 2006, we had net income of $0.2 million and $12.8 million, respectively. Net income for 2006 included a $7.8 million benefit from deferred income taxes and an expense of $3.1 million reflecting the fair value of outstanding warrants. For the six months ended June 30, 2006 and 2007, we had net income of $0.8 million and $3.2 million, respectively. Net income for the six months ended June 30, 2006 included a $3.4 million benefit from deferred income taxes and an expense of $2.3 million reflecting the fair value of outstanding warrants. As of June 30, 2007, we had a worldwide installed base of over 125 units and a backlog of approximately $207 million.

Our Market

According to the World Health Organization, in 2005 there were approximately 24.6 million people worldwide living with cancer and an estimated 7.6 million cancer deaths, accounting for 13% of all deaths globally. The World Health Organization estimates that approximately 10.9 million new cases of cancer are diagnosed globally each year. The National Cancer Institute estimates that nearly 50% of cancer patients in the United States are treated using radiation therapy. Currently, the most common type of radiation therapy is external beam radiation therapy, during which patients are treated with high-energy radiation generated by medical equipment external to the patient. Approximately 90% of patients treated with radiation therapy in the United States receive external beam radiation generated by a device called a linear accelerator. Linear accelerator-based radiation therapy systems represent the largest product segment by expenditure within the global radiation therapy equipment market, which totaled approximately $2.0 billion in 2006.

Radiation energy is an effective method for killing cells and is used to treat a wide range of cancer types. While the goal of radiation therapy is to selectively deliver radiation solely to cancer cells, traditional radiation therapy can result in healthy tissue being exposed to significant doses of radiation. Damage to healthy tissue can cause side effects ranging in severity from superficial burns, nausea and vomiting to more serious side effects such as damage to vital organs. Recent advances in radiation therapy technologies have focused on further improving the ability to target the radiation dose more precisely at cancer cells, while minimizing the exposure of healthy tissue. These advances include:

•	Intensity Modulated Radiation Therapy (IMRT), which varies the radiation beam intensity to conform the dose more accurately to the shape of the tumor;

•	Image Guided Radiation Therapy (IGRT), which involves delivering IMRT guided by images taken shortly before treatment to compare the patient’s position to, and make adjustments from, the original treatment plan for more precision;

•	Dose escalation, which involves delivering the cumulative prescribed dose of radiation to the patient over less than the typical number of treatment sessions by relying on extremely precise targeting to deliver a higher dose of radiation during each session; and

•	Adaptive radiation therapy, which we believe requires continual adjustments to the treatment plan throughout the entire course of treatment, facilitated by both the regular acquisition of updated images showing the location, geometry and density of the tumor, as well as verification of the actual radiation dose received by the patient.

We believe that an increasing demand for advanced medical treatments in many international markets, growth in cancer cases worldwide and improvements in the sophistication of radiation therapy techniques will continue to drive demand for more advanced linear accelerators. However, despite advances in radiation therapy techniques, most commercially available radiation therapy systems still present significant limitations that restrict clinicians’ ability to provide the most efficient and effective treatment possible. These limitations include the following:

•	Limited versatility and precision. The limited speed and range of C-arm gantries used by most other systems often make it impractical to deliver radiation from more than five to nine treatment angles during a typical treatment session. These mechanical limitations reduce the system’s ability to deliver precisely targeted radiation that avoids healthy tissue.

•	Limited ability to provide frequent, quantitative images. Many traditional radiation therapy systems either do not incorporate CT imaging functionality or use imaging technologies that do not have the ability to generate daily, quantitative images. Since it is common for internal organs to shift and for the size of the tumor to change during the course of treatment, failure to obtain updated images and adapt the treatment plan throughout the course of treatment may result in a portion or potentially all of the radiation dose missing the tumor and instead being absorbed by healthy tissue.

•	Failure to integrate multiple functions. Many traditional radiation therapy systems were designed solely for the purpose of delivering radiation and therefore do not possess integrated imaging, treatment planning, dose verification or quality assurance capabilities necessary for more advanced treatment protocols.

The TomoTherapy Solution

The Hi Art system is an advanced and versatile radiation therapy system for the treatment of a wide range of cancer types. We have designed the Hi Art system to offer clinicians and patients the following benefits:

•	More versatile treatment capabilities. The Hi Art system’s high-speed ring gantry and beam-shaping capability allow the intensity of the radiation beam to be modified and treatment to be delivered continuously in a helical pattern 360 degrees around the patient’s body. It also enables treatment to be delivered from thousands of angles without extending the time it takes to complete the procedure.

•	Daily, quantitative imaging for better identification of tumors, dose verification and treatment planning. The Hi Art system is the only commercially available radiation therapy system offering integrated quantitative CT imaging capabilities, which we market as our CTrue imaging technology. This technology depicts the density of tumors and healthy tissue more accurately than traditional radiation therapy systems. We believe that daily, quantitative images are necessary for the accurate delivery of IMRT and are essential to optimizing a patient’s treatment by enabling clinicians to adapt the treatment plan in response to anatomical changes and the cumulative amount of radiation received by specific areas within the patient over time.

•	Fully integrated treatment system for more precise radiation delivery. We believe that the integration of our CTrue imaging technology, treatment planning and helical delivery of radiation beams shaped by the MLC enables highly precise radiation delivery. This ensures that the radiation conforms to the patient’s tumor and avoids sensitive structures. We also believe these features significantly benefit patients by providing a precisely targeted dose distribution which maximizes the radiation delivered to cancerous tissues and minimizes damage to healthy tissues.

•	Efficient clinical workflow for IGRT and adaptive radiation therapy. We believe that the Hi Art system allows clinicians to easily and rapidly scan, plan and treat cancer patients. This capability enables healthcare providers to increase patient throughput for sophisticated IGRT and adaptive radiation therapy procedures using the Hi Art system.

•	Low barriers to installation and implementation. The Hi Art system’s compact design, with built-in shielding, allows customers to retrofit the Hi Art system into existing treatment rooms and avoid or reduce the significant construction costs that can be associated with the installation of other systems. We preassemble, test and commission each Hi Art system at our manufacturing facility and ship the unit almost fully assembled. This assembly process allows radiation “beam-on” within four days and treatments to begin within 45 days of delivery in most cases.

•	Platform for further technological advancements in adaptive radiation therapy. We believe that the Hi Art system is the only commercially available linear accelerator that enables adaptive radiation therapy because of its unique ability to provide daily, quantitative images, high speed delivery of radiation from 360 degrees around the body and the data necessary for clinicians to verify the actual radiation dose received by the patient. We also believe that the combination of these design features and our integrated treatment planning and optimization software will allow us to continue to enhance the Hi Art system’s adaptive capabilities to a point where clinicians can routinely and easily adjust a patient’s treatment as needed.

Our Strategy

Our goal is to become a leading provider of radiation therapy systems and the technology of choice for radiation therapy providers around the world. We are pursuing the following strategies to achieve this goal:

•	Increase market awareness of the Hi Art system’s clinical and economic benefits. In order to expand our installed base of Hi Art systems, we intend to continue to position the Hi Art system as the most advanced radiation therapy system for treating a wide range of cancer types effectively and efficiently.

•	Expand our worldwide sales presence. We intend to add additional direct sales representatives to better penetrate the United States market, while further investing in direct and indirect sales and marketing efforts in international markets.

•	Increase our profitability through cost reductions and improved operating leverage. In order to increase our profitability, we will seek to decrease our reliance on single-source suppliers of key components in order to enable us to negotiate better prices with a wider range of suppliers and to improve component reliability. In addition, a number of opportunities exist to reduce costs through re-engineering higher cost components. We will also seek to increase our profitability as we leverage our investments in our global service and support infrastructure through increased sales volumes.

•	Continue to enhance our customer service and support capabilities. We intend to build upon our infrastructure and technology advantages by hiring additional support personnel, implementing regional training programs and expanding the number of local spare parts depots to continually augment and refine our customer service.

•	Enhance the Hi Art system’s treatment capabilities through on-going research and development initiatives. Our research and development initiatives are focused on making the treatment optimization process more fully automated, thereby decreasing the time necessary for clinicians to develop and adapt treatment plans. We believe these enhancements will allow clinicians to increase patient throughput without compromising treatment plan quality and increase our customers’ return on their investment.

Risks

Our business is subject to numerous risks as more fully described under “Risk Factors” including:

•	We depend on the Hi Art system for substantially all of our revenue.

•	The long sales cycle and high unit price of the Hi Art system, as well as other factors, may contribute to substantial fluctuations in our quarterly operating results and stock price.

•	We face competition from numerous competitors, many of whom have greater resources than we do.

•	Our reliance on single-source suppliers for critical components of the Hi Art system could harm our ability to meet demand for our products in a timely and cost-effective manner.

•	Sales of the Hi Art system may be adversely affected if clinicians do not widely adopt IGRT and adaptive radiation therapy.

•	We may be delayed or prevented from implementing our long-term sales strategy if we fail to educate clinicians about the benefits of the Hi Art system.

•	If we are unable to satisfy the requirements of our licenses with the Wisconsin Alumni Research Foundation, or WARF, we could lose access to those licensed technologies and be unable to produce or sell the Hi Art system.

Recent Developments

Although our financial statements for the quarter ended September 30, 2007 are not yet complete, the following financial information reflects our estimate of those results, based on currently available information. We estimate that revenues for the three months ended September 30, 2007 were between $58 million and $60 million, compared to revenues of $37.2 million for the three months ended September 30, 2006, and $43.7 million for the three months ended June 30, 2007. As of September 30, 2007, we had a worldwide installed base of over 150 units and we estimate that our backlog was at least $225 million.

The foregoing financial information is not a comprehensive statement of our financial results for the quarter ended September 30, 2007. The foregoing information should therefore be considered together with our full results of operations when published. The foregoing information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our quarter-end closing and reporting processes. The estimates for any interim period are not necessarily indicative of our operating results for a full year or any future period, and are qualified in their entirety by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.

Company Information

We were incorporated in Wisconsin in 1997 under the name TomoTherapy Incorporated. Our principal executive offices are located at 1240 Deming Way, Madison, WI 53717-1954, and our telephone number is (608) 824-2800. TomoTherapy®, Tomo®, Hi Art® and the TomoTherapy logo are registered trademarks of TomoTherapy and StatRTtm, CTruetm, TomoPortaltm, TomoGatewaytm and TomoExchangetm are trademarks of TomoTherapy. Our website is located at www.TomoTherapy.com. Information on our website is not part of this prospectus.

THE OFFERING

Selling shareholders	The selling shareholders include members of our board of directors and senior management, and entities affiliated with them.

Common shares offered by selling shareholders	8,500,000

Number of shares to be outstanding immediately after the offering	49,414,153

Use of proceeds	We will not receive any proceeds from this offering. All proceeds of this offering will be received by the selling shareholders. We will pay all expenses of this offering, other than underwriter discounts.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Market Symbol	TTPY

The number of shares of common stock outstanding after the offering is based on 49,161,801 shares of common stock outstanding as of August 31, 2007, and as of that date:

•	gives effect to the issuance upon the closing of this offering of 252,352 shares upon the exercise of stock options by certain selling shareholders, including members of our senior management;

•	excludes 8,797,203 shares reserved for issuance under our stock option plans, of which options to purchase 6,589,655 shares of common stock at a weighted average exercise price of $4.37 per share had been granted; and

•	excludes 7,222 shares reserved for issuance upon the exercise of outstanding warrants with an exercise price of $1.84 per share.

Unless otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase from the selling shareholders up to 1,275,000 additional shares to cover the overallotment; and

•	reflects a 50-for-1 split effected on August 26, 2002, a 4-for-1 split effected on June 30, 2005, and a 1.36-for-1 stock split effected on May 8, 2007.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)

Consolidated statements of operations data:
Revenue	$45,460	$75,754	$156,102	$59,331	$94,878
Cost of revenue	28,078	50,047	102,653	42,200	58,543

Gross profit	17,382	25,707	53,449	17,131	36,335

Operating expenses:
Research and development	6,492	11,372	21,397	7,864	14,847
Selling, general and administrative	7,827	14,197	23,119	8,973	17,718

Total operating expenses	14,319	25,569	44,516	16,837	32,565

Income from operations	3,063	138	8,933	294	3,770
Other income (expense), net	(31)	179	(1,202)	(758)	1,172

Income (loss) before income tax and cumulative effect of change in accounting principle	3,032	317	7,731	(464)	4,942
Income tax expense (benefit)	151	78	(7,184)	(3,365)	1,709

Income before cumulative effect of change in accounting principle	2,881	239	14,915	2,901	3,233
Cumulative effect of change in accounting principle(1)	—	—	(2,140)	(2,140)	—

Net income	2,881	239	12,775	761	3,233
Accretion of redeemable convertible preferred stock(2)	(41,960)	(68,075)	(46,253)	(31,803)	(237,582)

Net loss attributable to common shareholders	$(39,079)	$(67,836)	$(33,478)	$(31,042)	$(234,349)

Basic and diluted net loss per share attributable to common shareholders	$(5.40)	$(8.48)	$(3.78)	$(3.55)	$(10.71)

Weighted average common shares used in computing basic and diluted net loss per share attributable to common shareholders	7,234	7,996	8,856	8,752	21,872

(1)	Represents impact of the adoption of Staff Position 150-5, Issuer’s Accounting under Financial Accounting Standards Board (FASB) Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). Pursuant to FSP 150-5, we were required to classify our outstanding warrants to purchase preferred stock as a liability on our balance sheet and record adjustments to their fair value in our statements of operations at the end of each reporting period. For the year ended December 31, 2006, the impact of the change in accounting principle was to decrease net income by $3.1 million, consisting of a $2.2 million cumulative effect adjustment for the change in accounting principle as of January 1, 2006, when the Company adopted FSP 150-5, and $0.9 million of expense that was recorded in other income (expense), net to reflect the increase in fair value between January 1, 2006 and December 31, 2006. The warrants were subject to revaluation at each balance sheet date and any change in fair value was recognized as a component of other income (expense), net, until the completion of the Company’s initial public offering.

(2)	Accretion of redeemable convertible preferred stock represents the impact attributable to the increase in the fair market value of such shares prior to their conversion into common stock upon the closing of our initial public offering. The holders of Series A, B, C and D preferred stock had the option to put their shares back to us at the greater of (i) the original purchase price plus accrued dividends, or (ii) the fair market value of the shares. The holders of Series E preferred stock had the option to put their shares back to us at the original purchase price plus accrued dividends. The put option and the related accretion of the preferred shares terminated upon the completion of our initial public offering.

As of June 30, 2007
(unaudited)
(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$189,319
Inventories	56,115
Working capital	201,297
Total assets	310,285
Deferred revenue and customer deposits	49,785
Total shareholders’ equity	224,609

RISK FACTORS

Investment in our common stock involves a number of risks. You should carefully consider the risks and uncertainties described below and the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties presently unknown to us, or that we believe not to be material at this time, may also impair or have a material adverse effect on our operations.

Risks Related to Our Business

We depend on sales of the Hi Art system for substantially all of our revenue and if we are unable to grow or sustain sales of the Hi Art system, we may not generate sufficient revenue to support our business.

Our sole product is the Hi Art system, which we commenced marketing in 2003. We expect to generate substantially all of our revenue for the foreseeable future from sales of the Hi Art system and post-warranty service contracts for the Hi Art system. Accordingly, we are dependent on our ability to market and sell the Hi Art system. Any factor materially adversely affecting our ability to market and sell the Hi Art system or pricing and demand for the Hi Art system would have a material adverse effect on our financial condition and results of operations.

The long sales cycle and high unit price of the Hi Art system, as well as other factors, may contribute to substantial fluctuations in our quarterly operating results and stock price and make it difficult to compare our results of operations to prior periods.

The Hi Art system is a major capital equipment item and has a lengthy sales cycle. Generally, the time from initial customer contact to execution of a purchase order can be one year or more. Following execution of a contract, it may take several additional months for a customer to retrofit an existing radiation treatment room, or bunker, to house the Hi Art system and between nine and twelve months if a new bunker must be constructed. Upon delivery of the Hi Art system to the customer’s facility, it typically takes three to four weeks to complete the installation and on-site testing of the system, including the completion of acceptance test procedures with the customer. We recognize revenue from the sale of the Hi Art system upon receipt of a signed acceptance test procedure report from the customer. Because of the high unit price of the Hi Art system and the relatively small number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If a small number of customers defer installation of a Hi Art system for even a short period of time, recognition of a significant amount of revenue may be deferred to a subsequent period. For example, the deferral of a number of anticipated installations in the quarter ended September 30, 2005, resulted in revenue of $14.1 million in that quarter compared to $29.6 million in the prior quarter and $21.9 million in the subsequent quarter. Because our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter. As a result, the inability to recognize revenue in a particular quarter may make it difficult to compare our quarterly operating results with prior periods. In addition, while we believe that our backlog of orders provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results, investors may attribute significant weight to our quarterly operating results, which may result in substantial fluctuations in our stock price.

We face competition from numerous competitors, many of whom have greater resources than we do, which may make it more difficult for us to achieve significant market penetration.

The market for radiation therapy equipment is characterized by intense competition and pricing pressure. We consider the competition for the Hi Art system to be existing radiation therapy systems, primarily using C-arm linear accelerators. In particular, we compete with a number of existing radiation therapy equipment companies including Varian Medical Systems, Inc., Elekta AB, Siemens Medical Solutions, and, to a lesser extent, Accuray Incorporated and BrainLAB AG. Varian Medical Systems has been the market leader for many years and has the majority market share for radiation therapy systems worldwide. Most of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a result, these companies may be better positioned than we are to spend more aggressively on research and development, marketing, sales and other product initiatives.

Our current competitors or other companies may at any time develop new products for the treatment of tumors. If we are unable to develop products that compete effectively against the products of existing or future competitors, our net revenue could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their conventional radiation therapy systems or ancillary supplies. If these competitors’ pricing techniques are effective, it could result in downward pressure on the price of radiation therapy systems. If we are unable to maintain or increase our selling prices in the face of competition, we may not improve our gross margins.

In addition to the competition that we face from technologies performing similar functions to the Hi Art system, competition also exists for the limited capital expenditure budgets of our customers. A potential purchaser may be forced to choose between two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based largely upon price, since the Hi Art system is a premium priced system due to its greater functionality compared to traditional systems. If we are unable to market the Hi Art system more effectively than competing products, which could be purchased as an alternative to the Hi Art system using the same budget at comparable or lower prices, we may be unable to maintain our current growth rate.

Our reliance on single-source suppliers for critical components of the Hi Art system could harm our ability to meet demand for our products in a timely and cost effective manner.

We currently depend on single-source suppliers for a number of critical components necessary for the assembly of the Hi Art system, including the ring gantry, the linear accelerator, the couch, the solid state modulator, the radiation detector and the magnetron. We purchase some of these components from major industry suppliers. We do not have a long-term supply contract with the supplier of the solid state modulator and the magnetron. An affiliate of one of our competitors, Siemens Medical Solutions, Inc., is also our supplier for the linear accelerator used in the Hi Art system. If the supply of any of these components were to be disrupted or terminated, or if these suppliers were unable to supply the quantities of components that we require, we may have difficulty or be unable to find alternative sources for these key components. As a result, we may be unable to meet the demand for the Hi Art system, which could harm our ability to generate revenue and damage our reputation. In addition, such a delay in components might cause us to have insufficient spare parts to service existing installed systems, which may lead to customer dissatisfaction. Some of our single-source suppliers have at times had material difficulties maintaining an adequate supply of parts to meet our manufacturing and service demands.

We believe it will be necessary to find alternative manufacturers for key components of the Hi Art system over time as our quantity and quality demands evolve, but we may experience a significant delay in locating an alternative manufacturer. Furthermore, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements. We will also have to assess any new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the U.S. Food and Drug Administration, or FDA, or similar foreign clearance may be necessary, which would likely cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for the Hi Art system in a timely manner or within budget.

Sales of the Hi Art system may be adversely affected if clinicians do not widely adopt IGRT and adaptive radiotherapy, which is an emerging cancer treatment technique.

Our success in marketing the Hi Art system depends in part on persuading clinicians and patients of the benefits of adaptive radiation therapy. Image guided radiation therapy, or IGRT, is an emerging cancer treatment technique which involves delivering intensity modulated radiation therapy, or IMRT, guided by images of the treatment area taken shortly before treatment, using CT, x-ray, ultrasound or other imaging technologies. IMRT is a widely accepted technique, which involves varying, or modulating, the intensity of the radiation beam across a targeted treatment area. Adaptive radiation therapy involves adjusting a patient’s radiation therapy plan between treatment sessions to account for changes in the patient’s anatomy, the amount and location of the radiation received by the patient, and the size, shape and location of the tumor. In particular, we believe that adaptive radiation therapy requires, and we have designed the Hi Art system to enable, continual adjustments to a patient’s treatment plan throughout the entire course of treatment, facilitated by both the regular acquisition of updated quantitative images showing the location, geometry and density of the tumor, as well as the verification of the actual radiation dose received by the patient. Since IGRT and adaptive radiation therapy are still in the early stages of emergence and implementation, increased sales of the Hi Art system depend, in part, on widespread adoption of these techniques by clinicians. Widespread adoption of IGRT and adaptive radiation therapy depends on many factors, including some that are outside of our control. These factors include acceptance by clinicians that IGRT and adaptive radiation therapy are clinically effective and cost effective in treating a wide range of tumors, demand by patients for such treatment, successful education of clinicians on the various aspects of these techniques and adequate reimbursement for procedures performed using adaptive radiation therapy. If widespread market acceptance of IGRT and adaptive radiation therapy do not occur, or do not occur as rapidly as we anticipate, sales of the Hi Art system may be adversely affected and our revenue may decline or fail to grow at its current rate.

We may be delayed or prevented from implementing our long-term sales strategy if we fail to educate clinicians and patients about the benefits of the Hi Art system and to implement enhancements to the system in a timely manner.

We believe that sales of the Hi Art system to date have been principally to those hospitals and cancer treatment centers that are most open to the adoption of new technologies. In order to expand our sales, we must raise awareness of the range of benefits that we believe the Hi Art system offers to both existing and potential customers, and their patients. An important part of our sales strategy involves educating and training clinicians to utilize the entire functionality of the Hi Art system. In particular, most clinicians are currently unfamiliar with techniques which involve using the full quantitative imaging capabilities of the Hi Art system, which enables clinicians to adapt a patient’s treatment plan in response to anatomical changes and the cumulative amount of radiation received by specific areas within the patient over the course of treatment. In addition, we must further educate clinicians about the ability of the Hi Art system to treat a wide range of cancer types effectively and efficiently. If clinicians are not properly educated about the use of the Hi Art system for adaptive radiation therapy, they may be unwilling or unable to take advantage of the full range of functionality that we believe the Hi Art system offers, which could have an adverse effect on our product sales.

In determining whether to purchase a single Hi Art system or whether to purchase multiple Hi Art systems, we understand that clinicians may weigh the benefits that the Hi Art system offers their patients, especially those with tumors typically treated using less sophisticated equipment, against the additional time required to implement the Hi Art system’s image guided treatment functionality and the higher cost of the Hi Art system when compared to systems with less functionality. Customers or potential customers may decide that certain tumors can be adequately treated using traditional radiation therapy systems, notwithstanding the greater precision and functionality enabled by the Hi Art system. These considerations may be particularly relevant to cancer treatment centers that only have space for a single radiation therapy system. In order to increase sales of the Hi Art system to these customers, we must succeed in implementing enhancements to the Hi Art system to improve speed and patient throughput in order to render the time differentials between certain procedures performed using the Hi Art system and those performed using competitive systems insignificant. We must also succeed in educating clinicians about the potential for cost effective reimbursement for procedures performed using the Hi Art system. In addition, we must raise awareness of the Hi Art system among potential patients, who are increasingly educated about cancer treatment options and therefore drive adoption of new technologies by clinicians. Our efforts to expand sales of the Hi Art system in the long-term may be adversely affected if we fail in implementing these strategies.

Our ability to increase our profitability depends in part on maintaining our average selling prices and increasing our gross margins, which we may not be able to achieve.

Our gross margin was 38.2% in 2004, 33.9% in 2005, 34.2% in 2006 and 38.3% in the six months ended June 30, 2007. Our gross margins fluctuated from period to period due in part to higher component costs and failure rates than we originally anticipated, resulting in increased warranty expense and negative profit margins on most of our existing service contracts for the Hi Art system. We are making investments in developing alternate components, implementing enhancements to increase the performance of components currently used in the Hi Art system and seeking to identify lower priced components of comparable or improved performance and quality. If we are unable to reduce our expenses through these initiatives and maintain competitive pricing of service contracts, our profitability may not improve or may be adversely affected.

In addition, a number of factors may result in lower average selling prices for the Hi Art system, which may impact our gross margins. In response to increased competition from the Hi Art system, our competitors may reduce the prices of their systems, which may, in turn, result in downward pressure on the price of radiation therapy systems, including the Hi Art system. We also seek to sell the Hi Art system to customers that place orders for multiple systems; however, such sales may result in pressure to provide volume discounts. In addition, we may be exposed to pricing pressures as we expand our sales within specific regions. Any one or combination of these and other factors could result in lower gross margins and adversely affect our profitability.

If we are unable to maintain existing research collaboration relationships, enter into new collaboration arrangements in the future or enter into license agreements with our collaborators and others, our ability to enhance the Hi Art system may be adversely affected.

To date, we have entered into research collaboration arrangements with over 25 hospitals, cancer treatment centers and academic institutions, and a national laboratory. These research collaborations support our internal research and development capabilities and represent a key element of our on-going research and development program. Among other things, our current collaborations supplement initiatives to more fully automate the treatment and adaptive therapy processes enabled by the Hi Art system, as well as initiatives to accommodate real-time patient movements during treatment. Our research collaboration partners may not fulfill all of their obligations under our arrangements with them. If our current research collaborations do not meet our research and development expectations, or if we are unable to enter into additional research collaborations in the future to replace unproductive collaborations or add new collaborations, our ability to enhance the Hi Art system may be adversely affected. In addition, we may also face significant competition in seeking third-party collaborators and may be unable to find third parties with whom to pursue research collaborations on a timely basis or on acceptable terms. Our inability to successfully collaborate with third parties would increase our development costs, delay new or pending developments and could limit the likelihood of successful enhancements to the Hi Art system.

Our collaboration agreements generally provide that we either own, in the case of our own developments, have the right to use, in the case of joint developments, or have the right to license, in the case of developments by our collaborator, technology developed pursuant to a collaboration. We cannot provide any assurance that we will successfully enter into license agreements with any of our collaborators concerning technology that is jointly developed or developed by the collaborator. If we are unable to enter into exclusive license agreements with a collaborator over technology that is jointly developed with, or solely developed by, the collaborator, the collaborator may be able to use or license the technology to third parties. Furthermore, if we are unable to enter into license agreements with a collaborator for technology that is jointly developed with, or solely developed by, the collaborator, we may be unable to use that technology. In addition, if we are unable to agree with our collaborators concerning ownership or proper inventorship of technology developed under the collaboration agreement, we may be forced to engage in arbitration or litigation to determine the proper ownership or inventorship.

We continue to invest in developing technology that we may wish to incorporate into future Hi Art systems in order to improve our product offering and keep pace with our competition. We may need to license such technology from third parties, but there can be no assurance that such licenses will be available on terms acceptable to us or at all.

We rely on a third party to perform spare parts shipping and other logistics functions on our behalf. A failure or disruption at our logistics providers would adversely impact our business.

Customer service is a critical element of our sales strategy. In particular, Kuehne + Nagel Inc. stores almost all of our spare parts inventory in depots around the world and performs a significant portion of our spare parts logistics and shipping activities. We may utilize additional logistics service providers in connection with the expansion of our international sales. If Kuehne + Nagel suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its operations, or we have to change and qualify an alternative logistics provider, shipments of spare parts to our customers may be delayed and our reputation and results of operations may be adversely affected.

If third-party payors do not continue to provide sufficient coverage and reimbursement to healthcare providers for use of the Hi Art system, sales of the Hi Art system may be adversely affected.

Our ability to market and sell the Hi Art system successfully depends in part on the extent to which sufficient reimbursement for treatment procedures using the Hi Art system will be available from third-party payors such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs such as Medicare and Medicaid. Third-party payors, and in particular managed care organizations, are continuously challenging the prices charged for medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of, or reimbursement for, treatment procedures performed using the Hi Art system, could discourage cancer treatment centers and hospitals from purchasing the Hi Art system.

Treatment procedures performed using the Hi Art system are currently covered and reimbursed at acceptable rates by third-party payors. However, we cannot provide any assurance that third-party payors will continue to reimburse these procedures at current rates or will continue to consider these procedures to be cost-effective compared to other treatments. Clinicians may be reluctant to purchase the Hi Art system or may decline to do so entirely if they determine there is insufficient coverage and reimbursement from third-party payors for the cost of procedures performed using the Hi Art system, which could have an adverse impact on our sales.

In the United States, reimbursement for services rendered to Medicaid beneficiaries is determined pursuant to each state’s Medicaid plan, which is established by state law and regulations and is subject to the requirements of federal laws and regulations. The Balanced Budget Act of 1997 revised the Medicaid program to provide each state more control over coverage and payment matters. In addition, the Centers for Medicare and Medicaid Services has granted many states waivers to allow for greater control of the Medicaid program at the state level. The impact on our business of this greater state control on Medicaid payment for diagnostic services remains uncertain.

Our success in non-U.S. markets also depends upon treatment procedures using the Hi Art system being eligible for reimbursement through government-sponsored healthcare payment systems, private third-party payors and labor unions. Reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. In addition, as economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Healthcare cost containment efforts are prevalent in many of the countries in which we sell, or intend to sell, our product and these efforts are expected to continue. Market acceptance of the Hi Art system in a particular country may depend on the availability and level of reimbursement in that country. Our ability to generate sales may be adversely affected if customers are unable to obtain or maintain adequate reimbursement for treatment procedures using the Hi Art system in markets outside of the United States in which we are selling, or are seeking to sell, the Hi Art system.

We have a limited history of manufacturing the Hi Art system in commercial quantities and may encounter manufacturing problems or delays that could result in lost revenue.

We commenced manufacturing the Hi Art system in late 2002 and moved production to a newly-constructed facility in Madison, Wisconsin in June 2006. The manufacturing processes at our facility include subassembly, assembly, system integration and testing. We must manufacture and assemble the Hi Art system in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We have only a limited history of manufacturing commercial quantities of the Hi Art system and, as a result, we may have difficulty manufacturing the Hi Art system in sufficient quantities in a timely manner. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited manufacturing history may not provide us with enough data to accurately predict future component demand. Accordingly, we may encounter difficulties in scaling up production of the Hi Art system, including problems with quality control and assurance, component supply shortages, increased costs, shortages of qualified personnel and difficulties associated with compliance with local, state, federal and foreign regulatory requirements. In addition, if we are unable to maintain larger-scale manufacturing capabilities, our ability to generate revenue will also be limited and our reputation could be damaged. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities in compliance with regulatory requirements. Even if we could outsource needed production or enter into licensing or other third-party arrangements, this could reduce our gross margin.

Our manufacturing operations are conducted at a single location and any disruption at our facility could increase our expenses.

All of our manufacturing operations are conducted at a single location in Madison, Wisconsin. This location contains bunkers for testing the Hi Art system because it emits radiation. We do not maintain a backup manufacturing facility and we therefore depend on our current facility for the continued operation of our business. We take precautions to safeguard our facility, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural or other disaster could cause substantial delays in our manufacturing operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against natural or other disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

We rely on local distributors to market and distribute the Hi Art system in much of the Asian market.

We rely on third-party distributors for the marketing and distribution of the Hi Art system in Japan, Taiwan, South Korea, Singapore, India and China. The percentage of our revenue derived from sales by local distributors was 11% in 2005, 21% in 2006 and 14% for the six months ended June 30, 2007. A component of our growth strategy is to expand our marketing and sales through distributors in additional countries. In our standard distribution agreement, we appoint an exclusive distributor for a specific country for a period of three years. The agreement sets forth annual sales targets and we are entitled to terminate the agreement if the distributor fails to meet these sales targets. To date, we have not had to terminate our relationship with a single distributor due to a failure to meet the minimum sales targets. We have also developed a certification procedure to ensure each distributor can fulfill its obligations under the distribution agreement. Accordingly, our success in generating sales in countries where we have engaged local distributors depends in part on the efforts of others whom we do not control. Many of our local distributors have only limited personnel capabilities, although we require them to assume responsibility for marketing, sales and service efforts in their country. As a result, these distributors may not be able to successfully market, sell and service the Hi Art system, may not devote sufficient time and resources to support adequate marketing and selling efforts, and may not market the Hi Art system at prices that will permit the Hi Art system to develop, achieve or sustain market acceptance, any of which could adversely affect our potential for revenue from international markets.

In addition, if a distributor is terminated by us or goes out of business, it may take us a period of time to locate an alternative distributor and to train its personnel to market the Hi Art system and our ability to sell the Hi Art system in that distributor’s country could be adversely affected.

Our results may be adversely affected by changes in foreign currency exchange rates.

In 2006, we derived 84% of our revenue from contracts denominated in U.S. dollars, 15% in Euros and 1% in Canadian dollars. In the six months ended June 30, 2007, 62% of our revenue was denominated in U.S. dollars, 31% in Euros, 4% in Swiss francs and 3% in Canadian dollars. Historically, the substantial majority of our expenses have been denominated in U.S. dollars. However, in 2006 we opened an office in Brussels, Belgium and increased our hiring efforts in Europe. As a result, an increasing portion of our expenses will be denominated in Euros. If the U.S. dollar weakens against the Euro, it will have a negative impact on our profit margins. We do not currently have a hedging program in place to offset these risks.

In addition, long-term movements in foreign currency exchange rates could affect the competitiveness of the Hi Art system. In the recent past, we have benefited from a relatively weak U.S. dollar that has made our pricing more competitive compared to our non-U.S. competitors. This has been a contributor to our international orders and revenue growth. Although sales of the Hi Art system internationally may occur in local currencies, our overall cost structure remains largely U.S. dollar based. Any significant strengthening of the U.S. dollar against other countries’ currencies may result in slower growth in our international orders and revenue, which could negatively affect our overall financial performance and results.

Technological breakthroughs in cancer treatment could render the Hi Art system obsolete.

The cancer treatment market is characterized by continual technological change and product innovation. The Hi Art system is based on our proprietary technology, but a number of our competitors are pursuing new radiation therapy systems incorporating IGRT and adaptive radiation therapy techniques. In addition, companies in the pharmaceutical or biotechnology fields may seek to develop methods of cancer treatment that are more effective than radiation therapy, resulting in decreased demand for the Hi Art system. Because the Hi Art system has a long development cycle and because it can take significant time to receive government approvals for changes to the Hi Art system, we must anticipate changes in the marketplace and the direction of technological innovation. Accordingly, if we are unable to anticipate and address new innovations in the cancer treatment market, the Hi Art system or an aspect of its functionality may be rendered obsolete, which would have a material adverse effect on our business, financial condition and results of operations.

A significant percentage of our sales are in international markets, and economic, political and other risks associated with international sales and operations could adversely affect our sales or make them less predictable.

The percentage of our revenue derived from sales of the Hi Art system outside of North America was 6% in 2004, 22% in 2005, 43% in 2006 and 47% for the six months ended June 30, 2007. To accommodate our international sales, we have invested significant financial and management resources to develop an international infrastructure that will meet the needs of our customers. In particular, in 2006 we opened a European office in Brussels, Belgium which includes sales, service and call center operations. In addition, we have entered into agreements with distributors in Asia who purchase the Hi Art system from us for resale to end customers. We support our international marketing and sales activities from both our U.S. headquarters in Madison, Wisconsin and our office in Brussels, Belgium.

We face additional risks resulting from our international operations including:

•	difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

•	the failure to fulfill foreign regulatory requirements to market the Hi Art system on a timely basis or at all;

•	availability of, and changes in, reimbursement within prevailing foreign health care payment systems;

•	difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign distributors or sales or marketing agents;

•	limited protection for intellectual property rights in some countries;

•	fluctuations in currency exchange rates;

•	the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

•	the possibility of any material shipping delays; and

•	significant changes in the political, regulatory, safety or economic conditions in a country or region.

If we fail to overcome the challenges we encounter in our international operations, our business will be materially adversely affected.

Product liability suits, whether or not meritorious, could be brought against us due to an alleged defective component of the Hi Art system or for the misuse of the Hi Art system. These suits could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

Our business exposes us to potential product liability claims that are inherent in the manufacture, sale, installation, servicing and support of medical devices. The medical device industry has historically been litigious, and we would face financial exposure to product liability claims if the use of the Hi Art system were to cause or contribute to injury or death, whether by aggravating existing patient symptoms or otherwise. Because the Hi Art system involves the delivery of radiation to the human body, the possibility for significant injury or death exists. The tolerance for error in the design, manufacture, installation, servicing, support or use of the Hi Art system may be small or nonexistent. We may also be subject to claims for property damage or economic loss related to, or resulting from, any errors or defects in the Hi Art system, or the installation, servicing and support of the Hi Art system, or any professional services rendered in conjunction with the Hi Art system. Additionally, it is also possible that defects in the design or manufacture of the Hi Art system might necessitate a product recall. For instance, new components or enhancements to the Hi Art system may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Although we maintain product liability insurance for the Hi Art system, the coverage limits of these policies may be inadequate to cover future claims. As sales of the Hi Art system increase, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage for all potential liabilities. A successful claim brought against us relating to a liability that is in excess of our insurance coverage, or for which insurance coverage is denied or limited, would require us to pay damage amounts that could be substantial and have a material adverse effect on our financial position and could divert management’s attention from our core business.

The effectiveness of procedures performed using the Hi Art system are not yet supported by long-term clinical data and the medical community has not yet developed a large body of peer-reviewed literature that supports the Hi Art system’s safety and efficacy.

We do not have significant clinical data supporting the advantages that we believe the Hi Art system offers in comparison with competing products and technologies. For example, because the Hi Art system has only been on the market since 2003, we have only limited complication or patient survival rate data, which are common long-term measures of clinical effectiveness in cancer treatment. In addition, there are a limited number of peer-reviewed medical journal publications regarding the safety and efficacy of the Hi Art system. If future patient studies or clinical experience do not support our beliefs that the Hi Art system offers a safe and effective treatment for a wide variety of cancer types, use of the Hi Art system could fail to increase or could decrease, and our growth and operating results would therefore be adversely affected. In addition, if future results and experience indicate that the Hi Art system causes unexpected or serious complications or other unforeseen negative effects, the FDA could rescind our clearances, our reputation with clinicians and patients could suffer and we could be subject to significant legal liability.

Our success will depend on our ability to attract and retain qualified personnel.

We are highly dependent on members of our senior management, operations and research and development staff. Our continued success will depend on our ability to retain our current management and qualified personnel with expertise in research and development, engineering, service, manufacturing, sales, marketing and finance. Competition is intense in the medical device industry for senior management personnel, as well as other qualified personnel, and finding and retaining such personnel with experience in our industry is very difficult. There is substantial time and training required for all newly-hired employees to learn our product and proprietary systems. The loss of the services of certain members of our senior management, scientists, clinicians, or engineers could prevent the implementation and completion of our business objectives. The loss of a member of senior management or our professional staff would also require the remaining executive officers to divert substantial attention to seeking a replacement.

Additionally, the sale and after-sale support of the Hi Art system is logistically complex, requiring us to maintain an extensive infrastructure of field sales and customer support personnel. We face considerable challenges, including managing geographically dispersed efforts, in recruiting, training, managing, motivating and retaining these teams. If we are unable to maintain and grow an adequate pool of trained and motivated personnel, our reputation could suffer and our financial position could be adversely affected.

If we do not effectively manage our growth, our business may be significantly harmed.

The number of our employees increased from 327 as of December 31, 2005 to 568 as of June 30, 2007. In addition, we have significantly expanded our activities outside of the United States, including the establishment of a customer support center in Brussels, Belgium and spare parts depots around the world. In order to implement our business strategy, we expect continued growth in our employee and infrastructure requirements, particularly as we expand our manufacturing, customer service and sales and marketing capacities. To manage our growth, we must expand our facilities, augment our management, operational and financial systems, hire and train additional qualified personnel, scale-up our manufacturing capacity and expand our marketing and distribution capabilities. Our manufacturing, assembly and installation process is complex and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We also expect to increase the number of sales and marketing personnel as we expand our business, and although the number of people we employ in our international offices has grown significantly, in many international locations we still lack the minimum critical mass to qualify for group efficiencies, which drives our overall cost of operations higher. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. Our business will suffer if we cannot manage our growth effectively.

Many countries require that software user interfaces be translated into their respective local language. Failure to adhere to each country’s law with respect to the language of the user interface may cause substantial disruptions in the delivery of new systems and the use of existing systems.

The governmental agencies regulating medical devices in some countries require that the user interface on medical device software be in the local language. This may conflict with the preferences of some end customers who believe that an English user interface allows for the broadest range of use by clinicians and the safest way to utilize the system. We currently provide user guides and manuals in the local language but only provide an English language version of the user interface. If we cannot convert our user interface to local languages to comply with those regulatory requirements, the use of our systems may be interrupted and it may cause the delay or cessation of future sales in those countries.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms. This could limit our ability to grow and carry out our business plan.

We believe that the net proceeds from our recent initial public offering, together with our cash reserves and cash from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In the future, we may also seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders. If we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it could adversely affect our business, financial condition and results of operations.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2008 fiscal year. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. To the extent that we are not currently in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as increased independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors, which could have a negative impact on our stock price.

Risks Related to Our Intellectual Property

If we are not able to meet the requirements of our license agreement with the Wisconsin Alumni Research Foundation, or WARF, we could lose access to the technologies licensed thereunder and be unable to produce or sell the Hi Art system.

We license from WARF significant technology under a license agreement that requires us to pay royalties to WARF. In addition, the license agreement obligates us to pursue an agreed development plan and to submit periodic reports, and restricts our ability to take actions to defend the licensed patents. WARF has the right to unilaterally terminate the agreement if we do not meet certain minimum royalty obligations or satisfy other obligations related to our utilization of the technology. If WARF were to terminate the agreement or if we were to otherwise lose the ability to exploit the licensed patents, our competitive advantage would be greatly reduced and we may not be able to find a source to replace the licensed technology. The license agreement reserves to WARF the right to defend or prosecute any claim arising with respect to the licensed technology. If WARF does not vigorously defend the patents, any competitive advantage we have based on the licensed technology may be hampered.

If we are not able to adequately protect our intellectual property and proprietary technology our competitive position, future business prospects and financial performance will be adversely affected.

Our success depends significantly on our ability to protect our intellectual property and proprietary technologies used in the Hi Art system. If we fail to obtain patents, are unable to obtain patents with claims of a scope necessary to cover our technology, or our issued patents are determined to be invalid or not to cover our technology, our competitors could use portions of our intellectual property, which could weaken our competitive position. We have an active program to protect our proprietary inventions through the filing of patent applications and taking certain steps to preserve the confidentiality of our confidential and proprietary information. There can be no assurance, however, that:

•	current or future U.S. or foreign patent applications will be approved in a timely manner or at all;

•	our issued patents will protect our intellectual property and not be challenged by third parties;

•	we will develop patentable intellectual property;

•	the validity of our patents will be upheld;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell the Hi Art system, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. We also may not be able to protect our patent rights effectively in some foreign countries.

Our failure to protect the intellectual property we create would cause our business to suffer.

In addition to patents, we rely on a combination of copyright, trade secret and other laws, and contractual restrictions on disclosure, copying and transferring title, including confidentiality agreements with vendors, strategic partners, co-developers, employees, consultants and other third parties, to protect our proprietary rights. We cannot be certain that these contracts have not and will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient to safeguard the technology underlying the Hi Art system.

We may initiate lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights.

There may be companies that are currently marketing or may, in the future, market products that compete with the Hi Art system in a direct challenge to our intellectual property position. In such cases, we may initiate litigation in order to stop them. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management’s attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

In addition, we may become involved in litigation to protect our trademark rights associated with our company name or the names used with the Hi Art system. Third parties may assert that our company name and names used with the Hi Art system infringe rights held by others or are ineligible for proprietary protection. If we have to change the name of our company or the Hi Art system, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

We may become subject to costly intellectual property litigation, which could affect our future business and financial performance.

The medical device industry has been characterized by frequent intellectual property litigation. In particular, the field of radiation therapy for cancer is well-established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have intellectual property, including patents and patent applications, that relate to the use of radiation therapy to treat cancer. We have not conducted an extensive search of patents pending or issued to third parties, and no assurance can be given that third party patents containing claims covering the Hi Art system, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, our competitors or other third parties may assert that the Hi Art system and the methods we employ in the use of our product are covered by United States or foreign patents held by them. As the number of competitors in the market for less invasive cancer treatment alternatives grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Any such claim or litigation, regardless of merit, could cause us to incur substantial expenses and delay or materially disrupt the conduct of our business. We could also be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, if such licenses are available on terms reasonable to us or at all, or stop selling our products. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment or biotechnology companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Regulatory Matters

Modifications, upgrades and future products related to the Hi Art system or new indications may require new FDA premarket approvals or 510(k) clearances, and such modifications, or any defects in design or manufacture, may require us to recall or cease marketing the Hi Art system until approvals or clearances are obtained.

The Hi Art system is a medical device that is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. Before a new medical device, or a new use of or claim for an existing medical device, can be marketed in the United States, it must first receive either premarket approval or 510(k) clearance from the FDA, unless an exemption exists. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. Despite the time, effort and cost, there can be no assurance that any particular device will be approved or cleared by the FDA through either the premarket approval process or 510(k) clearance process. We have obtained 510(k) clearance from the FDA to market the Hi Art system for the treatment of tumors or other targeted tissues anywhere in the body where radiation therapy is indicated. An element of our strategy is to continue to upgrade the Hi Art system to incorporate new software and hardware enhancements that may require the approval of or clearance from the FDA or its foreign counterparts. Certain upgrades previously released by us required 510(k) clearance before we were able to offer them for sale. We expect that certain of our future upgrades to the Hi Art system will also require 510(k) clearance; however, future upgrades may be subject to the substantially more time-consuming and uncertain premarket approval process.

The FDA requires device manufacturers to determine whether or not a modification requires an approval or clearance. Any modification to an FDA approved or cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new premarket approval or 510(k) clearance. We have made modifications to the Hi Art system in the past and may make additional modifications in the future that we believe do not or will not require additional approvals or clearances. If the FDA disagrees and requires us to obtain additional premarket approvals or 510(k) clearances for any modifications to the Hi Art system and we fail to obtain such approvals or clearances or fail to secure approvals or clearances in a timely manner, we may be required to cease manufacturing and marketing the modified device or to recall modified devices until we obtain FDA approval or clearance. In addition, we may be subject to significant regulatory fines or penalties.

The FDA and its foreign counterparts regulate virtually all aspects of a medical device’s design, development, testing, manufacturing, labeling, storage, record keeping, reporting, sale, promotion, distribution and shipping. Medical devices may be marketed only for those indications for which they are approved or cleared. The FDA and its foreign counterparts also may change these policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay premarket approval or 510(k) clearance of our device, or could impact our ability to market our currently cleared device.

The Hi Art system is subject to recalls even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

We are subject to the medical device reporting regulations, which require us to report to the FDA if the Hi Art system causes or contributes to a death or serious injury, or malfunctions in a way that would likely cause or contribute to a death or serious injury. The FDA and similar governmental bodies in other countries have the authority to require the recall of the Hi Art system if we fail to comply with relevant regulations pertaining to manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of the Hi Art system. A government-mandated or voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall would divert management attention and financial resources and could harm our reputation with customers. A recall involving the Hi Art system could be particularly harmful to our business, financial condition and results of operations because it is currently our only product.

If we or our distributors do not obtain and maintain the necessary regulatory approvals in a specific country, we will not be able to market and sell the Hi Art system in that country.

To be able to market and sell the Hi Art system in a specific country, we or our distributors must comply with the regulations of that country. While the regulations of some countries do not impose barriers to marketing and selling the Hi Art system or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we plan to market the Hi Art system. If we modify the Hi Art system, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell it. We may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the Hi Art system in that country, and our ability to generate revenue will be materially adversely affected.

We must manufacture the Hi Art system in accordance with federal and state regulations and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

We are required to comply with the FDA’s quality system regulations, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of the Hi Art system. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality requirements. The FDA enforces the Quality System Regulation through periodic inspections. The Hi Art system is also subject to similar state regulations and various worldwide laws and regulations. If in the future we fail a Quality System Regulation inspection, our operations could be disrupted and our manufacturing operations delayed. Failure to take adequate corrective action in response to a Quality System Regulation inspection could force a shutdown of our manufacturing operations and a recall of the Hi Art system. If any of these events occurs, our reputation could be harmed, and we could lose customers and suffer reduced revenue and increased costs.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services has promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Although we are not a covered entity under HIPAA, we have entered into agreements with certain covered entities under which we are considered to be a “business associate” under HIPAA. As a business associate, we are required to implement policies, procedures and reasonable and appropriate security measures to protect individually identifiable health information we receive from covered entities. Our failure to protect health information received from customers could subject us to liability and adverse publicity, and could harm our business and impair our ability to attract new customers.

In addition, if the firewall software protecting the information contained in the Hi Art system’s database fails or someone is successful in hacking into the database, we could face damage to our business reputation and possible litigation and regulatory action. Certain governmental agencies, such as the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. We are also subject to the laws of those foreign jurisdictions in which we sell the Hi Art system, some of which currently have more protective privacy laws. If we fail to comply with applicable regulations in this area, our business and prospects could be harmed.

We are subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

A federal law commonly referred to as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs, such as Medicare and Medicaid.

These laws constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. We have a variety of arrangements with our customers that could implicate these laws. For example, we provide research grants to some of our customers to support customer studies related to protocols in using the Hi Art system. Due to the breadth of some of these laws, and the range of interpretations to which they are subject to, it is possible that some of our current or future practices might be challenged under one or more of these laws. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. While we do not give our customers advice on coding or billing procedures performed using the Hi Art system, we may inadvertently or informally provide billing or code information in response to customer inquiries regarding reimbursement for procedures. We cannot provide any assurance that the government will not view our inadvertent or informal statements regarding billing or coding to be advice, in which case we could be liable for providing erroneous advice. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our common stock has only recently been publicly traded and the price may fluctuate substantially.

Prior to our recent initial public offering, there was no public market for shares of our common stock. An active public trading market may not be sustained. The market price of our common stock will continue to be affected by a number of factors, including:

•	fluctuations in quarterly revenue and net income;

•	regulatory developments related to the manufacturing, marketing or sale of the Hi Art system;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analyst that elects to follow our common stock;

•	sales of large blocks of our common stock; and

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results.

Share price fluctuations may be exaggerated if the trading volume of our common stock is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot provide any assurance that any securities analysts will initiate or maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

Sales of a substantial number of shares of our common stock in the market by our existing shareholders, or the perception that such sales could occur, could result in a decline in our stock price.

As of August 31, 2007, we had 49,161,801 shares of common stock outstanding, of which 14,070,063 shares were freely tradable without restriction. Upon completion of this offering, the 8,500,000 shares of common stock sold in this offering by the selling shareholders will also be freely tradable without restriction. In connection with our recent initial public offering, holders of approximately 98.4% of our outstanding shares, including all of our directors and officers, executed lock-up agreements which were originally due to expire on November 5, 2007, but that are currently expected to expire on November 17, 2007 as a result of an extension of the lock-up period due to our anticipated earnings release on October 30, 2007. The lock-up agreements executed in connection with our recent initial public offering by the selling shareholders named in this prospectus will be released solely with respect to the shares being sold in this offering upon the closing of this offering. The selling shareholders named in this prospectus and all of our directors and officers, holding in the aggregate 24,460,943 shares of common stock, representing 49.4% of our common stock outstanding following this offering, have signed new lock-up agreements for a period of 90 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. In addition, the holders of options to purchase 1,353,066 shares (out of a total of vested options to purchase 1,886,328 shares as of June 30, 2007) have executed similar lock-up agreements. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements. The following chart shows when we expect that the remaining approximately 26.8 million shares that were not sold in the initial public offering or in this offering will be available for resale in the public markets. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares or other securities.

Number of Shares/
Percentage of Total
Outstanding	Date of Availability for Resale into the Public Market

2.1 million/4.3%	November 17, 2007 (after extension due to an anticipated earnings release as described above)
23.9 million/48.6%	90 days after the date of this prospectus
0.8 million/1.6%	Later than 90 days after the date of this prospectus

In addition, subject to certain conditions, holders of an aggregate of up to 17,862,470 shares of common stock will, after this offering, have the right to require us to file registration statements relating to their shares or to include their shares in registration statements that we may file for ourselves or other shareholders with the Securities and Exchange Commission. We also registered 6,997,843 shares of our common stock that are authorized for issuance under our equity compensation plans. Because such shares are registered, the shares authorized for issuance under our stock plans may now be freely sold in the public market upon issuance, subject to the lock-up agreements described above and the restrictions imposed on our affiliates under Rule 144.

Following the closing of this offering, a subset of our shareholders will own 22.0% of our outstanding common stock and could limit new shareholders’ influence on corporate decisions or could delay or prevent a change in corporate control.

Following the closing of this offering, the current largest beneficial owners of our shares, Venture Investors, Avalon Technology and Endeavors Group, will beneficially own in the aggregate 22.0% of our shares. As a result, these shareholders, if acting together, could exercise significant influence over the outcome of all matters submitted to our shareholders for approval. This concentration of ownership could have the effect of:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company.

This concentration of ownership may also adversely affect our share price in the future.

We do not anticipate paying cash dividends on our common stock in the future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our board of directors may deem relevant. We are subject to a covenant under our line of credit agreement that places restrictions on our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Anti-takeover provisions included in our amended and restated articles of incorporation and bylaws could delay or prevent a change of control of our company, which could adversely impact the value of our common stock and may prevent or frustrate attempts by our shareholders to replace or remove our current management.

Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our shareholders might consider favorable. These provisions include the following:

•	our board of directors is authorized to issue preferred stock in series, with the designation, powers, preferences and rights of each series to be fixed by our board of directors;

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a requirement that special meetings of shareholders be called only by a majority of our board of directors or our Chief Executive Officer upon demand of the holders of record of shares representing ten percent or as otherwise required by law;

•	advance notice requirements for shareholder proposals and nominations; and

•	our bylaws may be amended by approval of either our shareholders or our board of directors, except where: (i) our articles of incorporation or the Wisconsin Business Corporation Law reserve the power exclusively to the shareholders, or (ii) the shareholders, in adopting, amending or repealing a particular bylaw, provide within the bylaws that the board of directors may not amend, repeal or readopt such bylaw.

In addition, a change of control of our company may be discouraged, delayed or prevented by Sections 180.1140 to 180.1144 of the Wisconsin Business Corporations Law. These provisions generally restrict a broad range of business combinations between a Wisconsin corporation and a shareholder owning 10% or more of our outstanding voting stock. These and other provisions in our amended and restated articles of incorporation, amended and restated bylaws and Wisconsin law could make it more difficult for shareholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

•	statements regarding the adoption of IGRT and adaptive radiation therapy as the standard treatment technique for treatment of most cancer patients;

•	statements regarding the anticipated change in clinician perception as to the appropriateness of using the Hi Art system to treat certain tumors;

•	statements regarding planned technological advancements and expanded capabilities of the Hi Art system;

•	statements regarding the increase in the number of sales, marketing and support personnel we expect to employ;

•	statements as to our ability to meet our anticipated cash needs for working capital and capital expenditure based on our current business plan;

•	statements regarding the lack of need for additional FDA approvals or clearances for modifications to the Hi Art system; and

•	statements as to the increasing global demand for advanced medical treatments.

These statements may be found primarily in the sections of this prospectus entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in this prospectus generally, including the section of this prospectus entitled “Business — Overview” and “Business — Market Overview,” which contain information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders in this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance our research and development efforts, the development of our proprietary technologies and the expansion of our business and do not intend to declare or pay dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, growth plans, legal and contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq Global Market under the symbol “TTPY.” The following table sets forth the high and low sales prices of our common stock as reported by the Nasdaq Global Market and may not represent actual transactions.

Fiscal 2007	High	Low

Second Quarter	$24.73	$19.51
Third Quarter	$27.58	$21.61

On September 28, 2007, the closing price per share of our common stock was $23.23, as reported on the Nasdaq Global Market.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

As of June 30,
2007
(unaudited)
(in thousands)

Common stock, $0.01 par value: 200,000,000 shares authorized; 49,062,043 shares issued and outstanding	$491
Preferred stock, $1 par value, 10,000,000 share authorized; zero issued and outstanding	—
Additional paid-in capital	644,654
Treasury stock, 1,632 shares at cost	—
Accumulated other comprehensive loss	(102)
Accumulated deficit	(420,434)

Total shareholders’ equity	224,609

Total capitalization	$224,609

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results for interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except per share data)

Consolidated statements of operations data:
Revenue	$—	$11,778	$45,460	$75,754	$156,102	$59,331	$94,878
Cost of revenue	—	9,158	28,078	50,047	102,653	42,200	58,543

Gross profit	—	2,620	17,382	25,707	53,449	17,131	36,335

Operating expenses:
Research and development	8,723	5,530	6,492	11,372	21,397	7,864	14,847
Selling, general and administrative	4,125	4,856	7,827	14,197	23,119	8,973	17,718

Total operating expenses	12,848	10,386	14,319	25,569	44,516	16,837	32,565

Income (loss) from operations	(12,848)	(7,766)	3,063	138	8,933	294	3,770
Other income (expense), net	9	(399)	(31)	179	(1,202)	(758)	1,172

Income (loss) before income tax and cumulative effect of change in accounting principle	(12,839)	(8,165)	3,032	317	7,731	(464)	4,942
Income tax expense (benefit)	—	—	151	78	(7,184)	(3,365)	1,709

Income (loss) before cumulative effect of change in accounting principle	(12,839)	(8,165)	2,881	239	14,915	2,901	3,233
Cumulative effect of change in accounting principle(1)	—	—	—	—	(2,140)	(2,140)	—

Net income (loss)	(12,839)	(8,165)	2,881	239	12,775	761	3,233
Accretion of redeemable convertible preferred stock(2)	(155)	(11,421)	(41,960)	(68,075)	(46,253)	(31,803)	(237,582)

Net loss attributable to common shareholders	$(12,994)	$(19,586)	$(39,079)	$(67,836)	$(33,478)	$(31,042)	$(234,349)

Basic and diluted net loss per share attributable to common shareholders	$(1.99)	$(2.89)	$(5.40)	$(8.48)	$(3.78)	$(3.55)	$(10.71)

Weighted average common shares used in computing basic and diluted net loss per share attributable to common shareholders	6,528	6,766	7,234	7,996	8,856	8,752	21,872

(1)	Represents impact of the adoption of Staff Position 150-5, Issuer’s Accounting under Financial Accounting Standards Board (FASB) Statement No. 150 for Freestanding Warrants and Other Similar Instruments on

Shares That Are Redeemable (“FSP 150-5”). Pursuant to FSP 150-5, we were required to classify our outstanding warrants to purchase preferred stock as a liability on our balance sheet and record adjustments to their fair value in our statements of operations at the end of each reporting period. For the year ended December 31, 2006, the impact of the change in accounting principle was to decrease net income by $3.1 million, consisting of a $2.2 million cumulative effect adjustment for the change in accounting principle as of January 1, 2006, when the Company adopted FSP 150-5, and $0.9 million of expense that was recorded in other income (expense), net to reflect the increase in fair value between January 1, 2006 and December 31, 2006. The warrants were subject to revaluation at each balance sheet date and any change in fair value was recognized as a component of other income (expense), net, until completion of the Company’s initial public offering.

(2)	Accretion of redeemable convertible preferred stock represents the impact attributable to the increase in the fair market value of such shares prior to their conversion into common stock upon the closing of our initial public offering. The holders of Series A, B, C and D preferred stock had the option to put their shares back to us at the greater of (i) the original purchase price plus accrued dividends, or (ii) the fair market value of the shares. The holders of Series E preferred stock had the option to put their shares back to us at the original purchase price plus accrued dividends. The put option and the related accretion of the preferred shares terminated upon the completion of our initial public offering.

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007(1)
						(unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$2,474	$7,524	$1,950	$30,396	$20,137	$189,319
Inventories	3,791	8,179	15,740	28,283	40,026	56,115
Working capital (deficit)	(3,065)	(10,973)	(4,187)	7,792	7,446	201,297
Total assets	9,428	20,796	29,069	82,303	109,314	310,285
Deferred revenue and customer deposits	9,010	21,566	16,133	49,281	43,307	49,785
Redeemable convertible preferred stock	24,176	35,597	84,234	166,402	212,663	—
Total shareholders’ equity (deficit)	(25,488)	(44,704)	(83,720)	(151,406)	(184,117)	224,609

(1)	Upon completion of our initial public offering in May 2007, cash was increased by the net proceeds from the offering and our redeemable convertible preferred stock was converted to equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Information Regarding Forward-looking Statements.”

Overview

We have developed, manufacture and sell the Hi Art system, one of the most advanced and versatile radiation therapy systems commercially available for the treatment of a wide range of cancer types. The Hi Art system combines integrated CT imaging with radiation therapy to deliver radiation treatment with speed and precision while reducing radiation exposure to surrounding healthy tissue, which we believe can lead to improved patient outcomes.

We obtained 510(k) clearance from the FDA to market the Hi Art system in January 2002. We installed the first Hi Art system and the first patient was treated in 2003. Since receiving the initial clearance to market the Hi Art system in the United States, we have expanded our regulatory clearances to include Canada (2003), Japan (2004) and the European Union (2005). We have also received marketing clearance in Australia, Singapore, South Korea and Taiwan. During 2003 and 2004, we focused our sales and marketing efforts primarily in North America. Beginning in 2005, we expanded our sales and marketing efforts to include markets in Western Europe and Asia. In April 2006, we opened a European office in Brussels, Belgium, which includes sales, service and call center operations. We also expanded our Asian distributor network, adding distributors in India and China. We now have six distributors in Asia. In July 2006, we expanded our manufacturing operations into a 64,000 square foot facility in Madison, Wisconsin.

We market the Hi Art system to hospitals and cancer treatment centers in North America, Europe and Asia, and offer customer support services in each region. The North American, European and Asian markets accounted for 53%, 35% and 12%, respectively, of our revenue for the six months ended June 30, 2007. As of June 30, 2007, we had over 125 units installed at customers’ sites. As of June 30, 2007, we had 54 employees and 12 distributor or agent organizations in our worldwide sales and marketing group.

Since commercial introduction of the Hi Art system in 2003, we have experienced significant revenue growth and have invested extensively in our manufacturing capabilities and customer service and support infrastructure. For the years ended December 31, 2005 and 2006, we had revenue of $75.8 million and $156.1 million, respectively. For the six months ended June 30, 2006 and 2007, we had revenue of $59.3 million and $94.9 million, respectively. For the years ended December 31, 2005 and 2006, we had net income of $0.2 million and $12.8 million, respectively. Net income for 2006 included a $7.8 million benefit from deferred income taxes and an expense of $3.1 million reflecting the fair value of outstanding warrants. For the six months ended June 30, 2006 and 2007, we had net income of $0.8 million and $3.2 million, respectively. Net income for the six months ended June 30, 2006 included a $3.4 million benefit from deferred income taxes and an expense of $2.3 million reflecting the fair value of outstanding warrants. As of June 30, 2007, we had a backlog of approximately $207 million.

Financial Operations

Revenue

Almost all of our revenue is generated from sales of the Hi Art system. We negotiate the actual purchase price with each customer and, historically, the purchase price has varied significantly. Generally, our international pricing has been higher than our domestic pricing.

We recognize revenue from sales of the Hi Art system when:

•	there is persuasive evidence that an arrangement exists;

•	the title and risk of loss have been transferred to the customer, as evidenced by the customer’s signature on our acceptance test procedure document;

•	the sales price is fixed or determinable; and

•	collection is reasonably assured.

Our sales price includes a warranty covering replacement components and service for a one-year period. We record a reserve to cost of revenue at the time of revenue recognition for the expected cost of warranty claims based on our historical experience.

The balance of our revenue is generated from post-warranty service contracts and options purchased by our end customers. Our post-warranty service contracts may be purchased with one-year or multiple-year terms, giving our customers the option to contract for the level of equipment support they require. Currently, our most popular service plan is our Total TLC Service Package, or Total TLC, which is a comprehensive care package providing complete system coverage. Under Total TLC, we provide customers with full spare parts coverage, including installation service by a TomoTherapy field service engineer and full planned maintenance. We recognize service contract revenue ratably over the term of the contract. We recognize optional equipment and software revenue upon shipment to the customer. For arrangements with multiple elements, we recognize revenue for each element based on fair value provided when all other criteria for revenue recognition have been met. The fair value for each element provided in multiple element arrangements is determined by referencing historical pricing policies applicable when the element is sold separately. See “Critical Accounting Policies and Estimates — Revenue Recognition.”

Customer concentration.  No single customer accounted for more than 10% of total revenue for the years ended December 2005 and 2006 or the six months ended June 30, 2007.

Geographic breakdown.  The following table sets forth the geographic breakdown of our revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007

North America	94%	78%	57%	50%	53%
Europe	6	7	22	18	35
Asia (excluding Japan)	—	7	11	18	9
Japan	—	8	10	14	3

Total	100%	100%	100%	100%	100%

Distributor sales.  In certain Asian countries, we sell the Hi Art system through distributors, who, in turn, sell the system directly to end customers. Our standard distributor agreement requires us to assist the distributor with the first several installations of Hi Art systems within that distributor’s region. Following these initial installations, the distributor is obligated to perform all post-shipment services required under the purchase agreement, including installation, testing, training and post-installation warranty service. Distributors do not have a contractual right of return if the sale to an end customer is not completed. We have developed a certification procedure to ensure distributors can fulfill these obligations, which includes an evaluation of the distributor’s financial stability. Upon completion of our certification program, the certified distributor is deemed by us to be qualified to install and service the Hi Art system and our personnel are no longer involved in the installation or acceptance test procedures. During the fourth quarter of 2006, our Japanese distributor became the first distributor to achieve certification. During the second quarter of 2007, our distributor in Taiwan achieved certification. Prior to a distributor achieving certification, we recognize revenue upon receipt of the signed acceptance procedure document from the end customer. After certification, we recognize revenue upon shipment to the distributor.

Sales agents.  In Europe, we use sales agents to identify potential end customers and assist our sales and marketing personnel with negotiations and closing sales of the Hi Art system to end customers. Our standard sales agent agreement provides for payment of our sales agents on a commission basis.

Backlog

We define backlog as the total contractual value of all firm orders received for the Hi Art system and optional related products. Such orders must be evidenced by a signed quotation or purchase order from the customer, including the required down payment, if any. Backlog does not include any contingent orders received, such as those orders requiring board approvals or subject to financing, or any service contracts. As of June 30, 2007, our backlog was approximately $207 million.

Cost of revenue

Cost of revenue consists of material, labor and overhead costs incurred in the manufacture of the Hi Art system. It also includes the cost of shipping the system to the customer site, installation costs, a warranty accrual and a royalty payment to WARF. A significant component of cost of revenue is the customer support and service infrastructure required to service and repair the equipment during the warranty period and thereafter, when covered by a service contract. The cost of replacement parts makes up a significant portion of repair costs.

In future periods, we expect our cost of revenue to decrease as a percentage of total revenue due to improved absorption of manufacturing overhead costs and reduced material costs associated with increased volumes. We also plan to introduce several component design changes that should result in lower costs and higher reliability than our current components.

Most of our existing service contracts currently have negative gross profit margins. We recorded a reserve for the estimated losses on these service contracts. We expect to narrow these negative margins and begin to generate positive margins over time by leveraging our fixed service infrastructure costs over a larger installed base; adjusting the price for several of our annual service contracts; improved training of our field service engineers; and by placing a larger number of systems in each engineer’s territory. Finally, we believe that the introduction of several component design changes should also improve system performance which should in turn reduce our service costs.

Research and development expenses

Research and development expenses consist primarily of salary and benefits for research and development personnel. Research and development also includes expenses associated with product design and development, customer research collaborations and third parties who furnish services related to these activities.

We expect research and development expenses will continue to increase in the next twelve months as we increase the total number of employees performing research and development activities and fund our research agreement with Lawrence Livermore National Laboratory.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of salary and benefits for executive management, sales, marketing and other corporate functions. Also included in these expenses are travel, sales commissions, promotional and marketing materials and expenses related to accounting, legal, tax and other consulting fees.

We expect selling, general and administrative expenses will continue to increase in the next twelve months as we add resources to meet the requirements of a public company and incur additional costs related to the overall growth of our business.

Other income (expense), net

Other income is primarily interest income earned on our cash and cash equivalents. Other expense is primarily the expense related to the increase in fair value of the convertible preferred stock warrant liability, banking fees related to standby letters of credit required to support some of our international orders and interest expense on borrowings. This category also includes foreign currency gains and losses on customer deposits made on sales contracts denominated in Euros, Swiss francs and Canadian dollars. We currently do not hedge these foreign currency contracts.

Key Factors Affecting our Performance

Our business, financial position and results of operations, as well as the period-to-period comparability of our financial results, are significantly affected by a number of factors, some of which are beyond our control, including the following:

Extended sales cycle and fluctuations.  The Hi Art system has a lengthy sales cycle, with the time from initial customer contact to execution of a purchase order generally lasting up to one year or more. Following execution of a contract, it may take several months for a customer to renovate a facility to house the Hi Art system and between nine and twelve months for new bunker construction. Upon delivery of the Hi Art system, it generally takes three to four weeks to complete the installation and testing of the system, including the completion of acceptance test procedures with the customer. With the exception of our distributors in Japan and Taiwan, we recognize revenue from the sale of the Hi Art system upon receipt of a signed acceptance test procedure document from the customer. We recognize sales of the Hi Art system upon shipment to our distributors in Japan and Taiwan pursuant to our distributor certification program. Due to the high unit price of the Hi Art system and the relatively small number of units installed each quarter, each installation represents a significant component of our revenue for a particular period. Therefore, if a small number of customers defer installation of the Hi Art system for even a short time, recognition of a significant amount of revenue may be deferred to a subsequent period. As a result of these factors, our revenue could fluctuate significantly from period to period and may not represent an accurate measure of the overall performance of our business. We believe that our quarterly results of operations should be viewed in light of our backlog of orders, which provides a better measure at any particular point in time of the long-term performance prospects of our business.

Customer mix and gross margins.  Our mix of customers impacts our average selling prices and our gross margins:

•	Sales outside of North America accounted for approximately 43% of our revenue in 2006 and 47% of our revenue in the six months ended June 30, 2007. Increased sales of the Hi Art system outside of the United States have tended to impact our gross margins favorably due to higher average selling prices in these markets. We intend to continue to expand our international selling efforts although we cannot be certain that favorable pricing trends will continue.

•	The majority of our sales to date have been to university research centers, hospitals and cancer treatment centers that are early adopters of new technologies and that tend to replace equipment regularly in order to upgrade their treatment capabilities. Our sales strategy includes increasing sales to community hospitals and smaller treatment centers, which have traditionally been slower in their adoption of new technologies primarily due to cost-based purchasing decisions. Our efforts to penetrate this market may require us to lower the price of the Hi Art system. Similarly, we may be required to lower the price of the Hi Art system in order to sell to national chains or large volume purchasers.

•	Our ability to demonstrate the clinical benefits of the Hi Art system compared to competing systems is likely to be a factor in our ability to maintain the selling price of the Hi Art system. We may need to demonstrate increased clinical benefits and offer additional features in order to compete favorably with our competitors in the medium to long term.

Component supply and cost.  Our gross margins have been impacted by higher component costs and higher failure rates than we originally anticipated, resulting in increased warranty expense and negative profit margins on many service contracts. We believe that these higher component costs and failure rates resulted both from smaller initial production volumes and from our reliance on single-source suppliers for a number of key components. We are investing in developing alternate components and in implementing enhancements to increase the performance of components currently used in the Hi Art system. We will also seek to identify lower priced components of comparable and improved performance and quality, as well as make engineering improvements to the Hi Art system in order to reduce costs. We believe that achieving these goals should result in improved gross margins in the long term.

Operating expenses.  We have significantly expanded our total number of employees over the last three years from 171 at December 31, 2004, to 327 as of December 31, 2005, to 492 as of December 31, 2006 and to 568 as of June 30, 2007. This is due primarily to expansion of our research and development, service and support and sales and marketing capabilities. Our operating expenses are relatively fixed, consisting primarily of salaries, benefits and related overhead. Accordingly, we cannot generally make significant adjustments in response to short-term fluctuations in quarterly revenue. We also expect over time that our operating expenses will increase in absolute terms, but decrease as a percentage of our total revenue as we leverage our existing infrastructure.

Results of Operations

The following table sets forth our statements of operations as a percentage of revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	61.8	66.1	65.8	71.1	61.7

Gross profit	38.2	33.9	34.2	28.9	38.3

Operating expenses:
Research and development	14.3	15.0	13.7	13.3	15.6
Selling, general and administrative	17.2	18.7	14.8	15.1	18.7

Total operating expenses	31.5	33.7	28.5	28.4	34.3

Income from operations	6.7	0.2	5.7	0.5	4.0
Other income (expense), net	—	0.2	(0.7)	(1.3)	1.2

Income (loss) before income tax	6.7	0.4	5.0	(0.8)	5.2
Income tax expense (benefit)	0.4	0.1	(4.6)	(5.7)	1.8

Income before cumulative effect of change in accounting principle and accretion of redeemable convertible preferred stock	6.3%	0.3%	9.6%	4.9%	3.4%

The results for the year ended December 31, 2006 and the six months ended June 30, 2006 include a $7.8 million and $3.5 million benefit from deferred income taxes, respectively.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenue

Revenue increased from $59.3 million for the six months ended June 30, 2006 to $94.9 million for the six months ended June 30, 2007, an increase of $35.5 million or 60%. This increase resulted from an increase in the number of Hi Art systems accepted and higher average selling prices. We received acceptances on 33% more systems during the six months ended June 30, 2007 compared to the six months ended June 30, 2006. In addition, the average selling price increased by approximately 15% primarily due to a higher number of international system acceptances. These systems were sold at a higher average selling price and many were denominated in Euros, which also favorably impacted revenue due to favorable exchange rates. During the six months ended June 30, 2007, approximately 35% of our revenue was generated from European customers compared to 18% during the six months ended June 30, 2006.

Service and other revenue increased from $3.3 million for the six months ended June 30, 2006 to $10.2 million for the six months ended June 30, 2007, as more systems reached the end of their warranty period and customers elected to enter into service contracts with us. Also contributing to the increase was

$2.9 million of revenue recognized on service parts sold to distributors and other optional equipment sold to the installed base compared to $61,000 for the six months ended June 30, 2006.

Cost of revenue

Cost of revenue increased from $42.2 million for the six months ended June 30, 2006 to $58.5 million for the six months ended June 30, 2007, an increase of $16.3 million or 39%. This increase was attributable to the number of systems accepted, the number of systems under service contract and the growth of our service infrastructure. Employee costs increased by approximately $5.6 million for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 to support the growth of our global service infrastructure. We also incurred additional travel and logistics costs of $1.6 million due to the higher number of installed systems. Gross margins were 38% and 29% for the six months ended June 30, 2007 and 2006, respectively. The increase in gross margins was primarily due to a higher average selling price on system acceptances coupled with higher sales volumes which resulted in improved absorption of fixed manufacturing and service costs.

Research and development expenses

Research and development expenses increased from $7.9 million for the six months ended June 30, 2006 to $14.8 million for the six months ended June 30, 2007, an increase of $6.9 million or 89%. The increase was primarily attributable to $3.0 million in additional employee costs due to an increase in the total number of employees engaged in research and development activities from 122 at June 30, 2006 to 160 at June 30, 2007, as we work on future product initiatives. We also incurred an additional $3.2 million in external consulting expenses and licensing agreements for new product research and development projects and additional product enhancements. We also incurred additional expense of $0.7 million for testing equipment and travel. As a percentage of revenue, total research and development expenses were 15.6% and 13.3% for the six months ended June 30, 2007 and 2006, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $9.0 million for the six months ended June 30, 2006 to $17.7 million for the six months ended June 30, 2007, an increase of $8.7 million or 97%. The increase was primarily due to an increase of $5.4 million in employee costs as the total number of employees engaged in selling, general and administrative activities increased from 93 at June 30, 2006 to 126 at June 30, 2007, due to the expansion of our business. In addition, we incurred a $0.5 million increase in sales commissions resulting from increased sales and higher commission rates. Further, we incurred $1.0 million in costs for outside services, including legal costs, tax and audit fees and consulting. In conjunction with our initial public offering, directors fees and D&O insurance increased by approximately $0.3 million. We also incurred an additional $0.7 million in expense in trade shows, meetings and travel related expenses. As a percentage of revenue, selling, general and administrative expenses were 18.7% and 15.1% for the six months ended June 30, 2007 and 2006, respectively.

Stock-based compensation

As of January 1, 2006, we adopted SFAS No. 123(R), which requires us to expense the fair value of employee stock options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the prospective method. For the six months ended June 30, 2007 and 2006, we recorded $1.6 million and $13,000 of stock compensation expense, respectively. As of June 30, 2007, we have $9.5 million of total unrecognized compensation cost related to non-vested awards granted under our stock based plans that we expect to recognize over a weighted-average period of 3.29 years.

Other income (expense), net

We had other expense of $0.8 million for the six months ended June 30, 2006, and other income of $1.2 million for the six months ended June 30, 2007. For the six months ended June 30, 2007, we recorded interest income of $1.4 million, interest expense of $0.1 million and foreign currency losses (net of foreign currency gains) of $0.04 million. For the six months ended June 30, 2006, we recorded interest income of $0.8 million, interest expense of $0.2 million and foreign currency losses (net of foreign currency gains) of $1.2 million. We incurred foreign currency losses on customer deposits denominated in Euros, on sales contracts and deferred revenues on Hi Art systems which have not yet received customer acceptance which was largely offset by open accounts receivable balances also denominated in Euros. We have not hedged these foreign currency contracts.

Income tax expense (benefit)

An income tax expense of $1.7 million was recorded for the six months ended June 30, 2007. An income tax benefit of $3.4 million was recorded for the six months ended June 30, 2006. The primary change was a $3.5 million reduction of the deferred tax asset valuation allowance in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

Revenue

Revenue increased from $75.8 million for the year ended December 31, 2005 to $156.1 million for the year ended December 31, 2006, an increase of $80.3 million or 106.1%. This increase resulted primarily from an increase in the number of Hi Art systems accepted.

We received acceptances on 89% more systems during the year ended December 31, 2006, than were received during the year ended December 31, 2005. In addition, the average selling price per system increased by approximately 5% due primarily to our international expansion. During the year ended December 31, 2005, 78% of our revenue was generated in North America compared to 57% during the year ended December 31, 2006, as we expanded our presence in international markets.

Service revenue increased from $1.8 million for the year ended December 31, 2005 to $6.7 million for the year ended December 31, 2006, as more systems reached the end of their warranty period and customers elected to enter into service contracts with us.

Cost of revenue

Cost of revenue increased from $50.0 million for the year ended December 31, 2005 to $102.7 million for the year ended December 31, 2006, an increase of $52.6 million or 105.1%. This increase was attributable to the number of systems accepted and the growth in our service infrastructure. Gross margins were 33.9% and 34.2% for the years ended December 31, 2005 and 2006, respectively. The increase in gross margins was due to our higher sales volume which resulted in improved absorption of manufacturing overhead costs. This increase was partially offset by higher service costs due to our continued investment in building service infrastructure as well as negative margins on service contract revenue.

Research and development expenses

Research and development expenses increased from $11.4 million for the year ended December 31, 2005 to $21.4 million for the year ended December 31, 2006, an increase of $10.0 million or 88.2%. The increase was primarily attributable to $6.1 million in additional employee costs due to an increase in the total number of employees engaged in research and development activities from 90 at December 31, 2005 to 139 at December 31, 2006, as we accelerated the work on future product initiatives. We also incurred an additional $3.0 million in external consulting expenses for development projects in 2006. As a percentage of revenue, total research and development expenses were 15.0% and 13.7% for the years ended December 31, 2005 and 2006, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $14.2 million for the year ended December 31, 2005 to $23.1 million for the year ended December 31, 2006, an increase of $8.9 million or

62.8%. The increase was primarily due to an increase of $4.4 million in employee costs as the total number of employees engaged in selling, general and administrative activities increased from 74 at December 31, 2005 to 111 at December 31, 2006, due to the expansion of our business. In addition, we incurred a $1.5 million increase in commissions as a result of the increased sales and slightly higher commission rates, and an additional $1.2 million expense for accounting, tax and legal services. We also incurred a $0.7 million increase in travel-related expenses due to the increase in size and geographical spread of our operations. As a percentage of revenue, selling, general and administrative expenses were 18.7% and 14.8% for the years ended December 31, 2005 and 2006, respectively.

Amortization of Deferred Stock-Based Compensation.

The determination of the fair value of our common stock prior to the Company’s initial public offering was assessed primarily by considering recent third-party transactions in our common stock and the issuance price of our preferred stock in sales to third parties. We engaged a valuation firm when no such recent stock activity occurred. We discuss in detail the factors affecting our determination of the deemed fair value of the underlying common stock below in “Critical Accounting Policies and Estimates — Stock-Based Compensation.” As of January 1, 2006, we adopted SFAS No. 123(R), which requires us to expense the fair value of employee stock options. We adopted the fair value recognition provisions of SFAS 123(R), using the prospective method. For the year ended December 31, 2006, we recorded $232,000 of stock compensation expense related to the adoption of SFAS No. 123(R). As of December 31, 2006, $10.4 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 3.89 years.

Other income (expense), net

We had other income of $0.2 million for the year ended December 31, 2005, and other expense of $1.2 million for the year ended December 31, 2006, a change of $1.4 million. The primary reason for this change was an expense of $0.9 million for the increase in fair value of the convertible preferred stock warrants. We also incurred foreign currency losses on customer deposits made on sales contracts denominated in Euros, which was largely offset by higher revenue on those orders. We have not hedged these foreign currency contracts.

Income tax expense (benefit)

Income tax expense changed from a provision of $0.1 million for the year ended December 31, 2005 to a $7.2 million benefit for the year ended December 31, 2006, a change of $7.3 million. This change resulted from the reversal of a portion of our deferred tax asset valuation allowance. As of December 31, 2006, we had federal and state net operating loss carryforwards of $15.6 million and $19.1 million, respectively. These federal and state net operating loss carryforwards are available to offset future taxable income, if any, and will begin to expire in varying amounts beginning in 2022 and 2016 for federal and state purposes, respectively. While we had income in 2005, based on the objective evidence and history of losses, we maintained a full valuation allowance on our net deferred tax assets as we concluded that it was more likely than not that such benefits would not be realized. As of December 31, 2006, based on our analysis of all positive and negative factors, including the fact that we had realized net income during three successive fiscal years, we determined that approximately $10.5 million of the deferred tax assets were more likely than not to be realized. This assessment was based on a determination that we would utilize our net operating loss carryforwards in approximately two years based on our current taxable income level. Offsetting this tax benefit was a $1.9 million reduction in deferred tax assets related to an excess tax benefit stock option deduction. This tax benefit will be accounted for directly in equity as additional paid in capital as the stock option-related deduction reduces taxes payable.

For the year ended December 31, 2006, we completed a similar analysis and found considerably more positive evidence. The number of systems sold had increased substantially, profit margins increased, three years of cumulative profit and significant growth year over year in taxable income. In addition, we had more visibility into our 2007 projected performance due to the number of orders we received in 2006 and the final backlog numbers. As a result of these developments, we determined that the majority of the valuation allowance could be released.

The weight given to the potential effect of negative and positive evidence was commensurate with our ability to objectively verify it. For the years ended December 31, 2004 and 2005, we had a significant three-year cumulative loss. Although we had net income in each of those years, we were only marginally profitable. These factors were given greater weighting since they could be measured objectively. Conversely, there was not enough positive evidence to conclude that the valuation allowance could be reduced at that time.

Our taxable income in 2006 was $8.7 million. If we maintain this level of taxable income in future fiscal years, we would expect to utilize our federal net operating loss carryforwards in two years or a shorter period if our net income increases further.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Revenue

Revenue increased from $45.5 million for the year ended December 31, 2004 to $75.8 million for the year ended December 31, 2005, an increase of $30.3 million or 66.6%. This growth resulted from both an increase in the number of systems accepted and an increase in the average selling price. We had 40% more systems accepted during the year ended December 31, 2005, compared to the year ended December 31, 2004. In addition, the average selling price of the Hi Art system increased 17% during the period as we raised prices and further penetrated international markets, which produced higher prices than in the United States. During the year ended December 31, 2004, 94% of our revenue was generated in North America compared to 78% in 2005, as we expanded our presence in international markets.

Service revenue was less than $0.1 million for the year ended December 31, 2004 compared to $1.8 million for the year ended December 31, 2005, an increase of $1.7 million. The first of our post-warranty service contracts became effective in the second half of 2004 as the first installed Hi Art systems reached the end of their warranty periods and customers elected to enter into service agreements with us.

Cost of revenue

Cost of revenue increased from $28.1 million for the year ended December 31, 2004 to $50.0 million for the year ended December 31, 2005, an increase of $22.0 million or 78.2%. Gross margins were 38.2% and 33.9% for the years ended December 31, 2004 and 2005, respectively. The decrease was attributable to an increase in the number of systems accepted and our higher investment in our service infrastructure.

Research and development expenses

Research and development expenses increased from $6.5 million for the year ended December 31, 2004 to $11.4 million for the year ended December 31, 2005, an increase of $4.9 million or 75.2%. The increase was primarily attributable to an increase of $3.3 million in additional employee costs due to an increase in the number of employees engaged in research and development activities from 50 at December 31, 2004 to 90 at December 31, 2005, in connection with an increased number of development projects. We also incurred an additional $1.2 million in external consulting expenses for engineering related projects in 2005. As a percentage of revenue, research and development expenses were 14.3% and 15.0% for the years ended December 31, 2004 and 2005, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $7.8 million for the year ended December 31, 2004 to $14.2 million for the year ended December 31, 2005, an increase of $6.4 million or 81.4%. The increase primarily resulted from an increase of $2.7 million in employee costs related to increasing the number of employees in sales, marketing and other corporate activities from 44 at December 31, 2004 to 74 at December 31, 2005. In addition, we incurred a $1.0 million increase in commission expense as a result of increasing sales and slightly higher commission rates, a $0.7 million increase in travel-related expenses related to the growth of the company, a $0.6 million increase in accounting, tax and legal services, and a $0.5 million increase in expenses related to trade shows and other meetings. As a percentage of revenue, selling, general and administrative expenses were 17.2% and 18.7% for the years ended December 31, 2004 and 2005, respectively.

Other income (expense), net

Other expense was $31,000 during the year ended December 31, 2004 compared to other income of $179,000 during the year ended December 31, 2005, a change of $210,000. The primary reason for this increase was an increase in interest earned on higher cash and cash equivalents from the receipt of more customer deposits due to a higher number of orders. This cash was invested in a money market account throughout the year.

Income tax expense (benefit)

Income tax expense decreased from $151,000 for the year ended December 31, 2004 to $78,000 for the year ended December 31, 2005, a decrease of $73,000. This decrease was due to a decrease in earnings which was partially offset by the filing of tax returns in additional states and the impact of the federal alternative minimum tax.

Quarterly Results of Operations

The table below sets forth selected unaudited consolidated statements of operations data for the periods indicated. In management’s opinion, these unaudited consolidated statements of operations have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. These unaudited consolidated statements of operations should be read in conjunction with the audited condensed consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Three Months Ended,
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	2005	2005	2005	2005	2006	2006	2006	2006	2007	2007
	(unaudited)
	(in thousands)

Revenue	$10,174	$29,581	$14,111	$21,888	$27,462	$31,869	$37,173	$59,598	$51,163	$43,715
Cost of revenue	6,921	17,721	10,857	14,548	19,320	22,880	23,651	36,802	29,352	29,191

Gross profit	3,253	11,860	3,254	7,340	8,142	8,989	13,522	22,796	21,811	14,524
Gross profit as a percentage of revenue	32.0%	40.1%	23.1%	33.5%	29.6%	28.2%	36.4%	38.2%	42.6%	33.2%
Total operating expenses	4,839	6,555	6,727	7,448	7,441	9,396	12,069	15,610	15,780	16,785

Income (loss) from operations	$(1,586)	$5,305	$(3,473)	$(108)	$701	$(407)	$1,453	$7,186	$6,031	$(2,261)

Backlog (in millions)	$69	$69	$69	$99	$104	$139	$146	$164	$162	$207
Quarterly revenue as a percentage of annual revenue	13.5%	39.0%	18.6%	28.9%	17.6%	20.4%	23.8%	38.2%	N/A	N/A
Quarterly gross profit as a percentage of annual gross profit	12.6%	46.1%	12.7%	28.6%	15.2%	16.8%	25.3%	42.7%	N/A	N/A

Our quarterly revenue and results of operations have varied significantly in the past and can be expected to vary in the future due to numerous factors. Many of our operating expenses are relatively fixed and we expect them to increase over time as we continue to make the investments necessary for future growth, yet our quarterly revenue depends on the timing of the installation and receipt of the customers’ acceptance of the Hi Art system in their facilities. Therefore, our operating results have fluctuated from quarter to quarter and we have incurred quarterly losses even during years when we reported profits on an annual basis. Many of these factors are discussed in “Key Factors Affecting our Performance.”

We believe that our backlog levels provide a better measure at any particular point in time of the long-term performance prospects of our business. A significant portion of our revenue each quarter is derived from our backlog. The level of backlog will fluctuate based on our customers’ ordering patterns and the timing of the completion of the acceptance test procedures necessary for revenue recognition. However, the majority of our backlog has historically been converted to revenue within twelve months of order placement. Accordingly, our backlog has been a general indicator of the revenue expected to be recognized over the next year, when combined with the new sales contracts entered into early in the year.

As a result of these factors, we believe that quarter-over-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Recent Developments

Although our financial statements for the quarter ended September 30, 2007 are not yet complete, the following financial information reflects our estimate of those results, based on currently available information. We estimate that revenues for the three months ended September 30, 2007 were between $58 million and $60 million, compared to revenues of $37.2 million for the three months ended September 30, 2006, and

$43.7 million for the three months ended June 30, 2007. As of September 30, 2007, we had a worldwide installed base of over 150 units and we estimate that our backlog was at least $225 million.

The foregoing financial information is not a comprehensive statement of our financial results for the quarter ended September 30, 2007. The foregoing information should therefore be considered together with our full results of operations when published. The foregoing information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our quarter-end closing and reporting processes. The estimates for any interim period are not necessarily indicative of our operating results for a full year or any future period, and are qualified in their entirety by, and should be read in conjunction with our consolidated financial statements.

Liquidity and Capital Resources

In May 2007, we completed our initial public offering of common stock in which a total of 13,504,933 shares were sold, including 2,901,973 shares sold by selling shareholders, at an issuance price of $19.00 per share. We raised a total of $201.5 million in gross proceeds from the initial public offering, or approximately $185.4 million in net proceeds after deducting underwriting discounts and commissions of $14.1 million and other offering costs of approximately $2.0 million. Upon the closing of the initial public offering, all shares of redeemable convertible preferred stock outstanding automatically converted into 25,676,856 shares of common stock and the remaining 10,039 preferred stock warrants outstanding converted into options to purchase common stock. Prior to the initial public offering, we funded our working capital needs and our capital expenditure requirements using cash from sales of equity securities and from our operations, including customer advance payments, and, to a lesser extent, through grants and borrowings. Since our inception and up to the initial public offering, we had obtained financing of $43.2 million primarily through private placements of equity securities and the exercise of employee stock options. At June 30, 2007, we had $189.3 million in cash and cash equivalents, and our working capital, which is calculated by subtracting our current liabilities from our current assets, was $201.3 million.

Cash Flows

Cash flows from operating activities.  Net cash used in operating activities was $13.0 million for the six months ended June 30, 2007. This included net income of $3.2 million, a non-cash charge of $2.9 million of depreciation and amortization, a deferred income tax provision of $1.3 million and $1.6 million of share-based compensation expense. Deferred rent and obligation to landlord increased $0.7 million due to a new seven-year operating lease for additional office space which included a four month rent holiday and reimbursable tenant improvements. Accounts receivable increased by $14.1 million due to increased system sales and the timing of the billing events. Inventory increased by $16.1 million due to inventory purchased to meet increased sales demand as well as an increase in our worldwide service inventory depots. Also contributing to the increase in inventory are systems which are ready for shipment or systems waiting for customer acceptance. The increase in the number of units awaiting acceptance also contributed to the increase in deferred revenue of $5.1 million. Customer deposits increased $1.4 million due to a higher number of units in backlog compared to the end of last year. Other current assets increased $0.6 million primarily due to an increase in the directors and officers insurance premium after the initial public offering. Accounts payable and accrued expenses increased approximately $1.1 million based on increased purchases of goods and services.

Net cash provided by operating activities was $8.5 million for the six months ended June 30, 2006. This included net income of $0.8 million, a non-cash charge of $1.2 million of depreciation and amortization, a $3.5 million reduction of the deferred tax valuation allowance and a $2.3 million increase in the preferred stock warrant valuation. Customer deposits decreased by $12.8 million due to several large customer deposits which moved into deferred revenue as the units were shipped. This movement of deposits to deferred revenue and additional units waiting final acceptance were the primary reasons for the increase in deferred revenue of $27.9 million. We also experienced an increase of $3.2 million in trade payables due to overall growth in the company. These increases were offset by an increase in accounts receivable of $4.2 million due to sales growth and the timing of several shipments and acceptances at the end of the quarter. Inventory also increased by $2.1 million due to growth in our production quantities and an increase in our service inventory.

Cash flows from investing activities.  During the six months ended June 30, 2007, we used net cash of $5.3 million to purchase capital equipment as we finished the build-out and added test systems for our new training centers, implemented our new enterprise resource planning system and added computer equipment and software for new employees.

Net cash used in investing activities was $4.6 million for the six months ended June 30, 2006, as we purchased capital equipment for the build-out of our new leased manufacturing facility, the build-out of our European office in Brussels, Belgium and computer equipment and software for new employees.

Cash flows from financing activities.  Net cash from financing activities was $187.6 million for the six months ended June 30, 2007. We received proceeds from our initial public offering of $185.4 million, net of issuance costs. Additionally, we received $1.8 million in proceeds from the exercise of employee stock options and $0.5 million in proceeds from the exercise of warrants.

Net cash provided by financing activities was $0.9 million for the six months ended June 30, 2006. We entered into a loan with Madison Development Corporation for $0.4 million and Wisconsin Department of Commerce for $0.5 million to help fund capital improvements to our new leased manufacturing facility in Madison, Wisconsin.

Loans and Available Borrowings

We maintain an unsecured $30.0 million line of credit with a bank, which bears interest at the London Interbank Offered Rate plus 2.5% or at the prime rate plus 0.25% and is adjusted based on the ratio of our total liabilities to tangible net worth. Among other requirements, the line of credit contains several covenants, the primary ones being a requirement to maintain a backlog of at least $60.0 million and tangible net worth of at least $17.0 million. We are in compliance with all such covenants. There were no outstanding borrowings under the line for any of the periods.

Contractual Obligations and Commitments

The following table is a summary of our long-term contractual obligations as of December 31, 2006:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(in thousands)

Operating lease obligations	$19,188	$1,962	$4,101	$4,180	$8,945
Notes payable	875	34	247	467	127

Total	$20,063	$1,996	$4,348	$4,647	$9,072

The table of contractual obligations and commitments does not include royalty payments payable to the Wisconsin Alumni Research Foundation under a license agreement, dated February 22, 1999. The amount of royalty payments is based on the number of units of the Hi Art system sold and therefore cannot be determined accurately in advance. Our royalty expenses under the license agreement are currently significantly in excess of minimum required payments and were $504,000 in 2004, $672,000 in 2005 and $1.3 million in 2006. Our royalty expense for the six months ended June 30, 2007 was $600,000.

Operating Capital and Capital Expenditure Requirements

Our future capital requirements depend on numerous factors. These factors include, but are not limited to, the following:

•	revenue generated by sales of the Hi Art system and service plans;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	the level of investment needed in our service and support infrastructure;

•	costs of our research and development activities; and

•	effects of competing technological and market developments.

We believe that our current cash and cash equivalents, along with the cash we expect to generate from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In the future, we may also seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We may also seek to sell additional equity or arrange debt financing to provide us with additional financial flexibility if market opportunities exist.

Off-Balance Sheet Arrangements

As of June 30, 2007, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

Our investments consist primarily of investments in money market funds. While the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we do not believe that we are subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. It is our policy not to enter into interest rate derivative financial instruments. As a result, we do not currently have any significant interest rate exposure.

The interest rate under our line of credit is subject to change based on the London Interbank Offered Rate or the prime rate. We do not currently have any borrowings under our line of credit.

Foreign Currency Exchange Rate Risk

A significant portion of our sales and expenses historically have been denominated in U.S. dollars. As a result, we have not experienced significant foreign exchange gains or losses to date. For the year ended December 31, 2006, 15% and 1% of our revenue was denominated in Euros and Canadian dollars, respectively. In the six months ended June 30, 2007, 31% of our revenue was denominated in Euros, 4% in Swiss francs and 3% in Canadian dollars. During 2006, we opened and staffed an office in Brussels, Belgium and began incurring Euro-denominated expenses, which were paid directly from the U.S. We currently do not hedge our foreign currency since the exposure has not been material to our historical operating results. To date, our Euro-denominated sales orders have included high down payments, limiting the need to hedge the related currency risk. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of the Hi Art system outside the United States. To the extent that we can predict the timing of payments under these contracts, we may engage in hedging transactions to mitigate such risks in the future.

Inflation

Our operations have not been, and we do not expect them to be, materially affected by inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions. Our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus. We believe the following are our critical accounting policies including the more significant estimates and assumptions used in preparation of our consolidated financial statements. With respect to our policies on revenue recognition, inventories and warranty costs, our historical experience is based principally on our operations since 2003 when we commenced selling the Hi Art system.

Revenue Recognition

We recognize revenue from system product sales and related services when earned in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. We require evidence of a purchase order with a customer specifying the terms and conditions of the product or services to be delivered, typically in the form of a signed quotation or purchase order from the customer.

•	Title and risk of loss have been transferred to the customer. During the installation phase, each Hi Art system is fully tested to confirm that it functions within operating specifications. Upon completion of the test procedures, the customer signs the acceptance test procedures document, or ATP, acknowledging acceptance of the system. Revenue for the sale of systems is recognized upon receipt of the signed ATP.

•	The sales price is fixed or determinable. All contract terms are fixed in the signed quotation or purchase order received from the customer. The contracts do not contain rights of cancellation, return, exchanges or refunds.

•	Collection is reasonably assured. Due to the fact that our sales are to hospitals and cancer treatment centers with significant resources, we consider accounts receivable to be fully collectible. In addition, contracts generally require staged payments as follows: 10% to 30% down payment, 60% to 80% due upon shipment and 10% due upon final acceptance by the customer.

Payments received for products or services prior to shipment or prior to completion of the related services are recorded as customer deposits. Once a system has been shipped, the related deposits are transferred to deferred revenue until the criteria for revenue recognition are satisfied.

We recognize revenue in connection with distributor sales of the Hi Art system based on the distributor’s certification status. Once a distributor is certified by us to provide installation, testing, training and post-installation warranty services to end customers, we recognize revenue upon shipment to that certified distributor as we no longer have any obligations to the distributor or the end customer. Prior to a distributor achieving certification, we recognize revenue upon receipt of the signed acceptance procedure document from the end customer. Our distributors do not have any contractual right to return and we have not accepted any returns to date. As of June 30, 2007, we had only certified our Japanese distributor and our Taiwanese distributor.

We frequently enter into sales arrangements with customers that contain multiple elements or deliverables such as hardware and post-warranty maintenance services. Judgments as to the allocation of the proceeds received from an arrangement to the multiple elements, the determination of whether the undelivered elements are essential to the functionality of the delivered elements and the appropriate timing of revenue recognition are critical to ensure compliance with U.S. GAAP. The ability to establish the fair value of those elements could affect the timing of revenue recognition. For arrangements with multiple elements, we recognize revenue for each element based on the fair value of the element provided when all other criteria for revenue recognition have been met. The fair value for each element provided in multiple element arrangements is typically determined by referencing historical pricing policies when the element is sold separately. Changes in our ability to establish the fair value for each element in multiple element arrangements could affect the timing of revenue recognition.

Revenue allocated to maintenance and support on the Hi Art system is recognized ratably over the term of the service agreement, which ranges from twelve to eighty-four months.

In 2006, we began selling an optional software package separately from the Hi Art system. The selling price, cost and functionality of this software is incidental to the operation of the Hi Art system itself. We recognize revenue for this software in accordance with SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Agreements. We recognize license revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the related receivable is reasonably assured and delivery of the product has occurred, provided that all other criteria for revenue recognition under SOP No. 97-2 have been met. Revenue earned on software arrangements involving multiple elements are allocated to each element based on vendor specific objective evidence of fair value, which is based on the price charged when the same element is sold separately. In instances when evidence of fair value of all undelivered elements exists, but evidence does not exist for one or more delivered elements and the fair value of all the undelivered elements is less than the arrangement fee, revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Inventories

Inventories are valued at the lower of cost or market, determined by the FIFO method. We regularly review our inventory quantities on hand and record a provision for excess or obsolete inventory primarily based on our estimated forecast of product demand and existing product configurations. Our inventories are subject to rapid technological change. As changes to the product are released, a determination must be made to identify any parts that are no longer useful. If a part is determined to be obsolete, a reserve is recorded for the value of the inventory on hand. We also forecast usage and compare this with the quantity of parts on hand. If it is determined we have excess inventory, a reserve is established for the excess.

Warranty Obligations

We warrant the Hi Art system for a period of twelve months following customer acceptance. We record a current liability for the expected cost of warranty obligations in cost of revenue at the time when each sale is recognized. The accrued warranty costs represent the best estimate of the total costs that we will incur to repair or replace parts that fail while the system is under warranty. An analysis is completed on a regular basis to update the historical trend data and to determine if the accrued balance is sufficient to meet our outstanding warranty obligations. The amount of our estimated warranty liability currently is approximately 6% of the sales value of the Hi Art system and may be adjusted as the costs incurred increase or decrease in the future.

Income Taxes

We account for federal and state income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the liability method specified by

SFAS No. 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates. As of December 31, 2006, we had federal and state net operating loss carryforwards of $15.6 million and $19.1 million, respectively. These federal and state net operating loss carryforwards are available to offset against future taxable income, if any, and will begin to expire in varying amounts beginning in 2022 and 2016 for federal and state purposes, respectively. Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

The valuation allowance was determined in accordance with SFAS No. 109, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. During 2005, we fully reserved all net deferred tax assets, which were predominantly net operating loss and tax credit carryforwards. During 2006, however, it was determined the deferred tax assets were more likely than not realizable based upon our history of and future projections of earnings. We reversed $10.5 million of the deferred tax asset valuation allowance during the year ended December 31, 2006.

We adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. During prior periods, we accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by Interpretation 48, which clarifies Statement 109, Accounting for Income Taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, we applied Interpretation 48 to all tax positions for which the statute of limitations remained open. The amount of unrecognized tax benefits as of January 1, 2007, was $1.8 million which, if ultimately recognized, will reduce our annual effective tax rate. The unrecognized tax benefits relate to federal and state research tax credits. There have been no material changes in unrecognized tax benefits since January 1, 2007.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accruals for interest and penalties on our balance sheets at December 31, 2006 or at June 30, 2007, and we have not recognized any interest or penalties in the statement of operations for the three and six months ended June 30, 2007.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS 123(R), Share-Based Payment, which is a revision of SFAS Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. SFAS 123(R) requires all share-based payments to employees, including grants of employee and director stock options, to be recognized in our income statement based on their fair values. Pro forma disclosure is no longer an alternative.

As permitted by SFAS 123, we historically accounted for share-based payments to employees using SFAS 123 using the minimum value method and are required to apply the prospective transition method of SFAS 123(R). Under the prospective method, only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS 123(R).

We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is based on a simplified or “plain vanilla” approach as we do not feel our historical experience is reasonable or supportable. In order to qualify for the simplified approach, SAB 107 provides five criteria the stock option must meet. Our stock options meet those criteria and therefore, we used this approach for all stock options granted in 2006. As we have been operating as a private company since inception, we are unable to use our actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar entities over the expected term of our stock options. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The current forfeiture rate was based on our past history of pre-vesting forfeitures.

We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123(R) the “straight-line method,” which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortized the fair value of each option on a straight-line basis over the service period.

Based on the variables affecting the valuation of our common stock and the method used for allocating compensation costs, we recognized $1.6 million in stock-based compensation expense during the six months ended June 30, 2007.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. Estimates of stock-based compensation expenses are significant to our financial statements, but these expenses are based on the Black-Scholes pricing model and will not result in the payment of cash by us.

The guidance in SFAS No. 123(R) and Staff Accounting Bulletin No. 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, or if we decide to use a different valuation model, the compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have recorded in the current period and could materially affect our operating loss, net loss and net loss per share.

With respect to each option grant date prior to our initial public offering, we determined the deemed fair value of our common stock. As there was no public market for our common stock, this determination was necessarily subjective. In making this determination, we considered a number of factors, including:

•	the issuance price of our series of preferred shares to third parties;

•	recent third-party transactions in our common stock;

•	valuations performed by an independent valuation firm;

•	the liquidation preference and other rights of the preferred shares;

•	our revenue backlog and financial performance;

•	trends in the market for public companies involved in similar lines of business; and

•	the fact that the option grants involved illiquid securities of a private company.

We have reviewed the methodologies used in making these determinations in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. We took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we have used are consistent with the practice aid.

In connection with the preparation of our financial statements for the years ended December 31, 2005 and 2006, we assessed the valuations of our common and preferred shares as of the applicable grant dates primarily by considering recent third-party transactions in our common stock and the issuance price of our preferred stock in sales to third parties. Because all of such transactions were negotiated by the parties on an arms’-length basis, we determined that the prices paid in those transactions reflected a reliable determination of the fair value of our securities. When no such recent stock activity occurred, we engaged an independent valuation firm, Virchow Krause Valuation, LLC (Virchow Krause), to perform independent valuations of our common stock.

Valuation Methodologies Employed by Virchow Krause

The valuation methodologies employed by Virchow Krause in connection with the independent valuation studies were based on various generally accepted valuation methods. Specifically, at each valuation date Virchow Krause analyzed the value of our securities based on three potential scenarios: a public offering, a sale or merger and remaining a private company.

In each of Virchow Krause’s reports, each of these scenarios was analyzed using a different valuation methodology. Specifically, (i) valuation in connection with the public offering scenario was calculated by reference to the public market prices of companies in our industry or industries deemed by Virchow Krause to be similar, reviewing various valuation multiples implied by the trading prices of such companies, and applying those multiples to our financial performance; (ii) valuation in connection with the sale or merger scenario was calculated by reference to recent transactions involving businesses in our industry or industries determined by Virchow Krause to be similar, reviewing various valuation multiples implied by the prices in those transactions, and applying those multiples to our financial performance; and (iii) valuation in connection with the private company scenario was calculated using the discounted cash flow valuation method, applying a forecast of future cash flows (determined by our management and Virchow Krause to be reasonable), an appropriate discount rate (calculated to be our weighted average cost of capital) and a residual value (determined by capitalizing our stabilized cash flow). In connection with its valuation as of December 31, 2006, Virchow Krause also considered the indicative valuations provided by investment banks in connection with the public offering scenario and the sale or merger scenario. Based on our assessment of our business and prospects as of December 31, 2006, Virchow Krause assigned a 50% probability to the public offering scenario, a 40% probability to the sale or merger scenario and a 10% probability to the private company scenario. Following these analyses, Virchow Krause allocated the values so determined to our preferred stock and our common stock based on the economic impact of the conversion rights and liquidation preferences of the preferred stock, and assigning probabilities to each of these events that varied depending upon our stage of development and our financial condition. In making its valuations, Virchow Krause applied discounts based on a number of factors that it determined impacted the value of our common stock. First, it applied a discount with respect to the sale or merger scenario and the private company scenario to reflect the fact that the common stock being valued did not represent a controlling interest in our company. Second, it applied a discount to reflect the lack of marketability of our common stock. As of March 31, 2006, the discount applied for each of the lack of control and the lack of marketability was 10%. As of December 31, 2006 no discount was applied for either factor due to the increased likelihood of an initial public offering or a sale or merger. Third, Virchow Krause applied a discount to reflect the lesser rights of the common stock compared to the preferred stock. As of March 31, 2006, the discount applied was 22% and as of December 31, 2006, the discount applied was 3%, reflecting the increased probability of an exit event that would result in conversion of the preferred stock. Finally, for the December 31, 2006 valuation it applied a discount of 7.5% with respect to the public company scenario to reflect the fact that an initial public offering was not expected to occur until June 1, 2007.

In addition, for each valuation report Virchow Krause reviewed our historical financial performance, conducted a visit of our facilities and interviewed our management concerning our business and its prospects.

Virchow Krause also researched our industry, customers, competitors, suppliers and prospects, and analyzed the economic outlook of the industry and the community in which we operate.

Determining the fair value of our common stock involves complex and subjective judgments involving estimates of revenue, earnings, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the discounted cash flow approach included estimates of our revenue and revenue growth rates for several years into the future. Although each time we prepared such forecasts for use by Virchow Krause in the preparation of a valuation report, we did so based on assumptions that we believed to be reasonable and appropriate, there can be no assurance that any such estimates for earlier periods have come to pass or that any such estimates for future periods will prove to be accurate.

The aggregate intrinsic value of our options outstanding at December 31, 2006 was $143.7 million of which $60.6 million related to vested options. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and $19.00 per share, the initial public offering price.

The aggregate intrinsic value of our options outstanding at June 30, 2007 was $123.1 million of which $51.7 million related to vested options. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and $21.92 per share, the closing stock price on June 30, 2007 as reported by the NASDAQ Global Market.

Significant Factors in Determining the Fair Value as of Each Grant Date

The following table sets forth option grants made in 2006:

	Number of		Fair Value	Intrinsic
	Options	Exercise	Estimate	Value per
Date of Grant	Granted	Price	per Share	Share

January 26, 2006	34,000	$4.99	$4.99	$—
May 16, 2006	46,920	5.35	5.35	—
July 1, 2006	108,800	5.35	5.35	—
October 23, 2006	190,313	6.75	6.75	—
November 14, 2006	3,400	6.75	6.75	—
December 7, 2006	1,958,400	6.75	8.40	1.65

Intrinsic value per share is the difference, as of the grant date, between the fair value estimate and the exercise price.

The major pricing factors which supported the valuations used at each of the grant dates were as follows:

•	On December 29, 2005, we sold 2,356,435 shares of Series E convertible preferred stock at $5.94 per share, representing net proceeds of $13.9 million. We engaged Virchow Krause to perform an independent valuation of our common stock based on this preferred stock transaction. Virchow Krause determined that our common stock was valued at $4.99 per share as of December 29, 2005. This valuation was then used for the option grants made in January 2006.

•	In the second quarter of 2006, our board of directors determined that an updated independent valuation should be obtained. Therefore, we engaged Virchow Krause to perform a valuation of all classes of our capital stock. Virchow Krause issued a report dated May 16, 2006, which concluded that our common stock was valued at $5.35 per share as of March 31, 2006. This valuation was then used for the option grants made in May and July 2006. We believe that there were no material events and no material changes in our financial condition or prospects during this period that would have resulted in a change in the valuation of a share of our common stock.

•	On October 23, 2006, the Chairman of our board of directors, T. Rockwell Mackie, sold an aggregate of 190,400 shares of common stock to two independent investors, and our President, Paul Reckwerdt,

sold 190,400 common shares to a single independent investor. The purchase price of all these shares was $6.75 per share resulting in aggregate proceeds of $1.3 million to each seller. Given the significant size of the transactions and the fact that these shares were sold to independent third parties, we concluded that our common stock should be valued at $6.75 per share as of October 23, 2006. Both the buyers and sellers had knowledge of the possibility that we would undertake an initial public offering. Stock option grants were made based on this price in October and November 2006.

•	Management did not obtain an independent valuation report for the grants made on December 7, 2006 because management did not believe that there had been any material change in our financial condition or prospects between October 23, 2006 and December 7, 2006. However, after further consideration of an independent valuation study completed by Virchow Krause in March 2007 with respect to the fair value of our common stock as of December 31, 2006, management and our board of directors concluded that the stock options granted on December 7, 2006 were granted with an exercise price of $1.65 per share less than the fair value of our common stock on December 7, 2006 as established by the December 31, 2006 valuation.

As of December 31, 2006, a total of $10.4 million of unrecognized compensation costs related to stock options was expected to be recognized over a weighted-average period of 3.89 years.

As of June 30, 2007, a total of $9.5 million of unrecognized compensation costs related to stock options is expected to be recognized over a weighted-average period of 3.29 years.

The initial public offering price of $19.00 per share represented a significant increase in the value of our common stock from the fair value as of December 31, 2006. One reason for this increase was an increase in valuation multiples of comparable public companies which increased during this period due to the impact of the initial public offering by another company in our segment, which was completed in February 2007 and was therefore not considered as a comparable company in our valuation as of December 31, 2006. In addition, overall capital market conditions remained strong during this period.

Convertible Preferred Stock Warrant Liability

Effective January 1, 2006, we accounted for warrants that are exercisable into redeemable preferred shares issued in connection with financing arrangements in accordance with FSP 150-5. Pursuant to FSP 150-5, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as a liability. The fair value of warrants classified as liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings. We selected the Black-Scholes option pricing model to determine the fair value of warrants. The determination of the fair value using this model will be affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the expected term of the warrant, risk-free interest rates, and the estimated fair value of the underlying preferred stock. The expected term used was equal to the remaining contractual term of the warrants. As we have been operating as a private company since inception, we were unable to use our actual stock price volatility data. Therefore, we estimated the volatility of the underlying stock based on historical stock prices of companies which we consider to be members of our peer group. Historical price volatilities of these companies were evaluated over a period of time equal to the expected term of the warrants. The risk-free interest rates were based on U.S. Treasury zero-coupon rates in effect at each reporting period with terms consistent with the expected term of the warrants. The fair value of the underlying preferred stock at January 1, 2006 was determined based upon the sale by us of 2,356,435 shares of Series E preferred stock at $5.94 per share on December 29, 2005 and an independent third-party valuation performed by Virchow Krause which allocated our enterprise value, determined based upon the sale of the Series E preferred stock, to each of our existing classes of stock including the Series A and D preferred stock. The fair value of the underlying Series A and D preferred stock at December 31, 2006 was determined based upon an independent third-party valuation performed by Virchow Krause. This valuation, as of December 31, 2006, was prepared utilizing the probability weighted expected return method as prescribed by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This valuation took into consideration the following scenarios: (i) completion of an initial public offering; (ii) sale or merger; and (iii) remaining private. The valuation amounts determined under each scenario were then probability weighted based upon our management’s best estimates of the occurrence of each scenario. The resulting value was then allocated to our common and each series of preferred stock based upon the economic impact of the conversion rights and liquidation preferences of the preferred stock.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We were required to adopt the provisions of FIN 48 effective January 1, 2007. As of the adoption date, we applied FIN 48 to all tax positions for which the statute of limitations remained open. The amount of unrecognized tax benefits as of January 1, 2007, was $1.8 million which, if ultimately recognized, will reduce our annual effective tax rate. There have been no material changes in unrecognized tax benefits since January 1, 2007. The unrecognized tax benefits relate to federal and state research tax credits.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this interpretation in the fourth quarter of 2006 and it did not have a material impact on our financial results.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS No. 157 in 2008 to have a material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 permits entities to choose to measure at fair value some financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

BUSINESS

Overview

We have developed, manufacture and sell the Hi Art system, an advanced and versatile radiation therapy system for the treatment of a wide range of cancer types. The Hi Art system combines integrated CT imaging with radiation therapy to deliver radiation treatment with speed and precision while reducing radiation exposure to surrounding healthy tissue, which we believe can lead to improved patient outcomes. The Hi Art system contains a linear accelerator, which is a device that generates external beam radiation that is used both to capture high quality, quantitative images and to deliver therapeutic radiation in a helical, or spiral, delivery pattern 360 degrees around the body. The linear accelerator rotates around a rigid circular frame, or ring gantry, that is housed in a protective closing. This integrated design contrasts with traditional radiation therapy systems, which utilize a single, rotating arm referred to as a “C-arm”, that can deliver radiation from only a limited number of angles. Generating CT images with traditional C-arm systems typically requires the addition of auxiliary devices that generally lack the quantitative imaging capabilities necessary to accurately image the location, size and shape and density of tumors and internal anatomy. The Hi Art system’s helical delivery pattern and imaging capabilities, combined with the system’s advanced treatment planning software and ability to precisely shape the beam delivering radiation, allow clinicians to locate and define the size, shape and density of tumors, maximize radiation delivered to diseased tissue, minimize radiation delivered to healthy tissue and measure the radiation dose actually received by the patient. We believe these capabilities allow the Hi Art system to deliver sophisticated radiation treatments with speed and precision.

The Hi Art system’s combination of technologies allows clinicians to make modifications to a patient’s cancer treatment plan as changes in the location, size, shape and density of tumors or in the patient’s internal anatomy are detected over the course of treatment. To deliver radiation therapy, the Hi Art system first optimizes a patient’s treatment plan by calculating the radiation dose pattern that maximizes the radiation dose to the tumor and minimizes exposure of healthy tissue. A quantitative CT image of the treatment area is taken to identify the location, size, shape and density of the tumor and is used to position the patient on the treatment couch. The optimized radiation dose is then delivered using a proprietary device called a multi-leaf collimator, or MLC, that consists of a series of tungsten leaves that open and close to modulate the shape of radiation beams produced by the linear accelerator as the patient passes horizontally through the ring gantry. The data acquired for the accurate positioning of the patient can also be used to compute the dose received by the patient. Data regarding the dose distribution is used by the clinician to evaluate and, if necessary, adjust the treatment plan in subsequent treatment sessions to address changes in patient anatomy, such as tumor shrinkage or weight loss, as well as any previous errors accumulated in treatment delivery and planning. We believe that the process of making iterative adjustments to a patient’s treatment plan, referred to as adaptive radiation therapy, should become a standard technique for the treatment of most cancer patients receiving radiation therapy. The Hi Art system has the ability to provide daily, quantitative imaging, as well as the ability to incorporate adaptive radiation therapy easily and efficiently into the regular clinical workflow of clinicians. This ability distinguishes the Hi Art system from other radiation therapy systems.

We market the Hi Art system to hospitals and cancer treatment centers in North America, Europe and Asia, and offer customer support services in each region. Since commercial introduction of the Hi Art system in 2003, we have experienced significant revenue growth and have invested extensively in our manufacturing capabilities and customer service and support infrastructure. For the years ended December 31, 2005 and 2006, we had revenue of $75.8 million and $156.1 million, respectively. For the years ended December 31, 2005 and 2006, we had net income of $0.2 million and $12.8 million, respectively. Net income for 2006 included a $7.8 million benefit from deferred income taxes and an expense of $3.1 million reflecting the fair value of outstanding warrants. For the six months ended June 30, 2006 and 2007, we had revenue of $59.3 million and $94.9 million, respectively. For the six months ended June 30, 2006 and 2007, we had net income of $0.8 million and $3.2 million, respectively. Net income for the six months ended June 30, 2006 included a $3.4 million benefit from deferred income taxes and an expense of $2.3 million reflecting the fair value of outstanding warrants. As of June 30, 2007, we had a worldwide installed base of over 125 units and a backlog of approximately $207 million.

Market Overview

According to the World Health Organization, in 2005 there were approximately 24.6 million people worldwide living with cancer and an estimated 7.6 million cancer deaths, accounting for 13% of all deaths worldwide. The World Health Organization estimates that approximately 10.9 million new cases of cancer are diagnosed globally each year. The instances of cancer are expected to continue to rise as a result of increased life expectancy and aging populations. Likewise, the instances of diagnosed cancer are expected to rise as a result of technological improvements, which are leading to more sophisticated screening techniques and earlier detection of cancer.

The three primary methods of treating cancer are radiation therapy, chemotherapy and surgery, each of which can be used alone or in combination, depending on the type of cancer being treated. Radiation therapy is a proven, effective and widely accepted form of treatment for many types of cancer. The National Cancer Institute estimates that nearly 50% of cancer patients in the United States are treated using radiation therapy. Currently, the most common type of radiation therapy is external beam radiation therapy, in which patients are treated with high-energy radiation generated by medical equipment external to the patient. Approximately 90% of patients treated with radiation therapy in the United States receive external beam radiation generated by a device called a linear accelerator. Linear accelerators have been widely used for radiation therapy for over 30 years. According to the August 2006 Radiation Therapy Equipment Report by Global Industry Analysts, Inc., there are over 7,500 linear accelerator-based radiation therapy systems in use for medical purposes worldwide. Linear accelerators represent the largest product segment by expenditure within the global radiation therapy equipment market, which totaled approximately $2.0 billion in 2006.

While radiation therapy is widely available in the United States and Western Europe, many developing countries currently do not have a sufficient number of linear accelerators to adequately treat their domestic cancer patient populations. For example, there are approximately 13 linear accelerators per million in the United States compared to less than one per million in India or China. We believe that increasing demand for advanced medical treatments in many international markets, growth in cancer cases worldwide and improvements in the sophistication of radiation therapy techniques will continue to drive demand for more advanced linear accelerators that integrate additional clinical functionality to make treatments more efficient and effective.

Radiation Treatment

Radiation energy is an effective method for killing cells and is used to treat various cancer types. External beam radiation therapy works by exposing clusters of cancer cells, or tumors, to a dose of high energy radiation sufficient to alter their genetic structure, thereby causing cell death. When the radiation therapy process begins, the clinician targets radiation delivery to the tumor as precisely as possible in order to maximize the radiation dose delivered to cancerous tissue and minimize the exposure of healthy tissue. While the goal of radiation therapy is to selectively deliver radiation solely to cancer cells, radiation therapy can result in healthy tissue outside of the intended treatment area being exposed to significant doses of radiation. Damage to healthy tissue and structures can cause side effects ranging in severity from superficial burns, nausea and vomiting, to more serious side effects, such as damage to vital organs. Over time, the exposure of healthy tissue to radiation energy can result in accumulated damage to healthy tissue in the patient’s body and limit the patient’s future radiation therapy possibilities. In order to minimize such damage and exposure, clinicians divide the prescribed radiation dose into staged treatments, or fractions. Prescribed treatments typically consist of 25 to 35 fractions, and are administered over periods ranging from a few days to several weeks. Such fractions are intended to deliver a cumulative dose of radiation sufficient to kill cancer cells, while allowing healthy tissue to recover sufficiently between treatments.

Recent advances in radiation therapy technologies have focused on further improving the ability to target the radiation dose more precisely at cancer cells, while minimizing the exposure of healthy tissue. These advances include the following:

•	Intensity modulated radiation therapy. Intensity modulated radiation therapy, or IMRT, involves varying, or modulating, the radiation beam intensity across the treatment area. This technique attempts to conform the high dose region of the radiation beam more closely with the shape of the tumor, enabling the delivery of higher doses of radiation to tumors with a reduced impact on surrounding healthy tissue. Using IMRT, medical professionals can design a more individualized treatment plan for each patient.

•	Image guided radiation therapy. Image guided radiation therapy, or IGRT, involves delivering IMRT guided by images of the treatment area taken shortly before treatment using CT, x-ray, ultrasound or other imaging technologies. By combining imaging with radiation treatment, clinicians can adjust the patient’s position relative to the radiation source prior to each treatment to target the tumor more precisely. However, the precision and effectiveness of IGRT depends largely on the quality of the images and the degree to which the radiation delivery system is integrated with the images. Compared to traditional IMRT without image guidance, accurate image guidance enables clinicians to improve patient outcomes by concentrating higher doses of radiation at tumors and further reducing the exposure of healthy tissue to radiation. According to a 2006 report by the Advisory Board Company, a provider of research and analysis on the healthcare industry, 33% of radiation therapy facilities offered IGRT and 43% planned to do so within the subsequent three years. The survey was based on 267 radiation therapy facilities in the United States.

•	Dose escalation. Dose escalation, or hypofractionation, is an evolving radiation therapy technique that involves reducing the number of fractions and delivering larger doses of radiation per fraction. The benefits of hypofractionation include fewer patient visits and more efficient use of radiation therapy systems. Stereotactic radiation therapy and stereotactic radiosurgery procedures, in which treatment is provided in one to five sessions, are extreme examples of hypofractionation. Hypofractionation has been used to date to treat only a limited number of tumor types. These tumors are generally small and are located in a few specific, sensitive regions of the body, such as the head and neck, spinal cord, lung and prostate, where the very high intensity radiation involved in dose escalation increases the need for a radiation delivery system that is capable of locating tumors and delivering radiation with high precision.

•	Adaptive radiation therapy. Adaptive radiation therapy involves adjusting a patient’s radiation therapy plan between fractions to account for changes in the patient’s anatomy, the amount and location of the radiation received by the patient, and the size, shape and location of the tumor. While there is no widely accepted definition of adaptive radiation therapy, it has been characterized to include as little as an adjustment to the physical position of the patient relative to the radiation source prior to treatment, as occurs during IGRT, rather than adjustment to the treatment plan. We believe that adaptive radiation therapy requires continual adjustments to the treatment plan facilitated by both the regular acquisition of updated quantitative images showing the location, geometry and density of the tumor, as well as verification of the actual radiation dose received by the patient throughout the entire course of treatment. We believe that achieving truly adaptive radiation therapy currently represents the most significant challenge for existing radiation therapy systems.

Despite advances in radiation therapy techniques, most commercially available radiation therapy systems still present significant limitations that restrict clinicians’ ability to provide the most effective treatment possible. These limitations include:

•	Limited versatility and precision. The C-arm configuration of traditional radiation therapy systems has a limited range and speed of motion due to its size and mechanical structure. Most existing MLCs, which modulate or shape the radiation beams, also have mechanical limitations that reduce their beam-shaping ability and the speed at which they operate. These design elements limit the motion and dynamic range of IMRT intensities capable of being delivered by traditional radiation therapy systems and often make it impractical to deliver radiation from more than five to nine treatment angles during a typical treatment session. These limited treatment angles reduce the ability to deliver precisely targeted radiation that avoids healthy tissue. Such imprecision may prevent clinicians from treating tumors near sensitive structures, such as the eye or the spinal cord, or from retreating patients in an area of the body that was previously exposed to radiation and may be unable to tolerate additional exposure.

•	Limited ability to provide frequent, quantitative images. Precise radiation therapy requires frequent images that accurately depict the size, shape, location and density of the tumor, which we refer to as quantitative images. Many traditional radiation therapy systems either do not incorporate CT imaging functionality or use imaging technologies that do not have the ability to generate quantitative images. Lacking this data, traditional radiation therapy systems measure the amount of radiation emitted by the device based on the system’s performance specifications. This calculation does not provide the clinician with data regarding the amount of radiation that was actually received by the patient or what tissue within the patient’s body received any particular amount of radiation. In addition, most radiation therapy systems that have imaging capabilities are not capable of performing daily imaging of the patient due to concerns about the additional radiation exposure associated with most imaging technologies. Since it is common for internal organs to shift and for the size of the tumor to change during the course of treatment, failure to obtain updated images and adapt the treatment plan throughout the course of treatment may result in a portion, or potentially all, of the radiation dose missing the tumor and instead being absorbed by healthy tissue.

•	Failure to integrate multiple functions. Many traditional radiation therapy systems were designed solely for the purpose of delivering radiation and therefore do not possess integrated imaging, treatment planning, dose verification or quality assurance capabilities necessary for more advanced treatment protocols. Some systems have subsequently been adapted to include certain elements of this functionality by incorporating modular add-on devices to legacy linear accelerator designs. These separate modular components can provide imaging, treatment planning, quality assurance procedures or post-treatment analysis functionality. However, this modular approach often requires the clinician to reconfigure and recalibrate the system between patient imaging, treatment planning, radiation delivery and quality assurance, which can increase the time required to plan and deliver treatments.

The TomoTherapy Solution

The Hi Art system is an advanced and versatile radiation therapy system for the treatment of a wide range of cancer types. We have designed the Hi Art system to offer clinicians and patients the following benefits:

•	More versatile treatment capabilities. The Hi Art system’s high-speed ring gantry and MLC allow treatment to be delivered continuously in a helical pattern 360 degrees around the patient’s body, allowing radiation delivery from thousands of angles to improve radiation dose distribution without extending the time it takes to complete comparable procedures using other systems. In addition, the versatility of the Hi Art system enables an operator to provide IMRT, IGRT or stereotactic treatments anywhere within a cylindrical volume of 80 centimeters (2.6 feet) in diameter and up to 160 centimeters (5.3 feet) long. This broad treatment field allows large areas of the body to be treated in a single session and facilitates complex treatments, such as total bone irradiation, which specifically irradiates bone marrow, and the treatment of widely distant tumors. The Hi Art system’s precision and range of treatment angles also enable the treatment of hard to reach tumors, such as spinal tumors, as well as treatments that can be challenging or impractical to treat with other traditional radiation therapy systems because of the need to avoid or minimize radiation delivery to critical structures.

•	Daily, quantitative imaging for better identification of tumors, dose verification and treatment planning. The Hi Art system is the only commercially available radiation therapy system offering integrated quantitative CT imaging capabilities, which depict the density of tumors and healthy tissue more accurately than traditional radiation therapy systems. Our integrated mega-voltage computerized tomography, or MVCT, which we market as our CTrue imaging technology, enables quantitative imaging and delivers less radiation during the imaging process compared to the imaging technologies used by other commercially available radiation therapy systems. This lower dose allows the clinician to collect daily, quantitative images, which can be used to monitor changes in the patient’s internal anatomy and quickly and accurately quantify the amount of radiation absorbed by specific areas of the patient’s body, including both tumors and healthy tissue. We believe that daily, quantitative images are essential to optimizing patient treatment by enabling clinicians to adapt the treatment plan in response to anatomical changes and the cumulative amount of radiation received by specific areas within the patient over time. We believe that both of these factors can have a significant impact on the targeting and amount of the radiation dose to be delivered.

•	Fully integrated treatment system for more precise radiation delivery. We believe that the integration of our CTrue imaging technology, treatment planning and helical delivery of radiation beams shaped by the MLC enables highly precise radiation delivery. Our planned adaptive software allows clinicians to establish at the time of treatment the precise contours of a tumor and any sensitive structures at risk. The Hi Art system uses a highly efficient dose computation algorithm to ensure that the radiation beam conforms to the patient’s tumor and avoids sensitive structures, providing a highly-targeted dose distribution. These features significantly benefit patients by maximizing the radiation delivered to cancerous tissues and minimizing damage to nearby healthy tissues. In addition, because the Hi Art system can precisely deliver a high dose of targeted radiation, we believe that our system reduces the temporary side effects and permanent damage to healthy tissue associated with traditional radiation therapy systems. This capability allows clinicians to accelerate the treatment regimen by maximizing the radiation delivered to tumor cells in fewer fractions.

•	Efficient clinical workflow for IGRT and adaptive radiation therapy. The Hi Art system integrates into a single system all of the key elements for radiation therapy, including treatment planning, CT image-guided patient positioning, treatment delivery, quality assurance and adaptive planning. The imaging and treatment planning capabilities of many traditional systems are more modular or require cumbersome add-ons or separate treatment planning systems that result in clinicians taking more steps between scanning, planning and treatment of patients, and may reduce the precision of treatment. Conversely, the integrated imaging and treatment features of the Hi Art system allow clinicians to scan, plan and treat cancer patients easily and efficiently. This capability enables healthcare providers to increase patient throughput for sophisticated IGRT and adaptive radiation therapy procedures using the Hi Art system. Daily images can be easily accessed remotely, via our TomoPortal web-enabled interface, to verify patient positioning and define patient treatment strategies due to anatomical changes. We recently introduced StatRT, a new software package for the Hi Art treatment system that allows the full radiation therapy process — CT scanning, treatment planning and treatment delivery — to be completed much more rapidly than existing systems. The software is currently used primarily to enhance the quality of care for palliative and other time-critical cancer cases by allowing patients to be treated immediately. This treatment option is not available for other systems which lack full integrated capabilities, where scanning and treatment planning are usually completed a full day or more prior to delivery of treatment.

•	Low barriers to installation and implementation. All external beam radiation systems must be housed in rooms which have special radiation shielding to capture any radiation not absorbed by the patient. The Hi Art system’s size and self-contained design allow customers to retrofit the Hi Art system into existing treatment rooms previously used for legacy radiation therapy systems and avoid, or reduce, the significant construction costs that can be associated with building new, larger treatment rooms, which are required to install many other radiation therapy systems. With both imaging and radiation delivery capabilities in its ring gantry, the Hi Art system requires less space than other systems, which use large moving arms to position the linear accelerator or incorporate adjacent imaging equipment used for treatment planning. In addition, because the Hi Art system has an integrated radiation beam stop, which captures radiation that passes through the patient, it requires less radiation shielding in treatment room walls as compared to the shielding required by a traditional system. We also preassemble, test and commission each Hi Art system at our manufacturing facility, and ship the system almost fully assembled. This assembly process allows radiation “beam on” within four days and treatments to begin within 45 days after delivery in most cases.

•	Platform for further technological advancements in adaptive radiation therapy. We believe that the Hi Art system is the only commercially available treatment device that enables adaptive radiation therapy because of its unique ability to provide daily, quantitative images, high speed delivery of radiation helically from 360 degrees around the body and real-time verification of the dose received by the patient. We believe that the combination of these design features and our integrated treatment planning and optimization software will allow us to continue to enhance the Hi Art system’s adaptive capabilities to a point where clinicians will routinely and easily adjust a patient’s treatment as needed.

In deciding whether to use the Hi Art system for a particular treatment, we understand that clinicians may weigh the benefits that the Hi Art system offers their patients, especially those with more easily treatable tumors, against the additional time required to implement the Hi Art system’s quantitative imaging functionality. As a result, clinicians may decide that certain tumors can be adequately treated using traditional radiation therapy systems notwithstanding the greater precision and functionality enabled by the Hi Art system. We believe that this perception will change as clinicians and patients become more aware of the benefits of IGRT and adaptive radiation therapy, and as we continue to educate clinicians on the use of the Hi Art system and implement software enhancements to improve patient throughput, especially for those cases that are more easily treatable, and as speed and throughput improvements in the Hi Art system render the time differentials insignificant.

Our Strategy

Our goal is to become a leading provider of radiation therapy systems and the technology of choice for radiation therapy providers around the world. We are pursuing the following strategies to achieve this goal:

•	Increase market awareness of the Hi Art system’s clinical and economic benefits. In order to expand our installed base of Hi Art systems, we intend to continue to position the Hi Art system as the most advanced radiation therapy system for treating a wide range of cancer types effectively and efficiently. We intend to accomplish this through traditional sales and marketing efforts, such as tradeshows, educational symposia, e-business avenues, marketing collateral, case studies and direct mail campaigns. An important aspect of our sales and marketing efforts is also to raise awareness of the Hi Art system among patient populations who are increasingly educated about treatment options and therefore help to drive adoption of new technologies by clinicians. We also intend to educate clinicians about using the Hi Art system to treat tumors that they may currently believe can be adequately treated using competing technologies in order to drive sales to smaller treatment centers that may only have one treatment system.

•	Expand our worldwide sales presence. Our early sales and marketing efforts were primarily focused on North America. As of June 30, 2007, 69% of our installed systems were in the United States. We have established both direct and indirect sales capabilities in Western Europe and Asia where we believe that there is significant potential to expand our installed base. We intend to add additional direct sales representatives to further penetrate the United States market, while investing in direct and indirect sales and marketing capabilities in international markets.

In particular, we plan to expand our sales and marketing capabilities in India, China, the Middle East and Eastern Europe.

•	Increase our profitability through cost reductions and improved operating leverage. Over the last two years our operating margins have been impacted by our decision to invest in our global service and support infrastructure, including the establishment of spare part depots and the addition of personnel to support our international operations and anticipated future growth. In addition, we incurred increased costs due to higher component costs during early production and the higher failure rates of certain components. In order to increase our profitability, we will seek to decrease our reliance on single-source suppliers of key components in order to enable us to negotiate better prices with a wider range of suppliers and to improve component reliability. In addition, a number of opportunities exist to reduce costs through re-engineering higher cost components. We will also seek to increase our profitability by leveraging our investments in our global service and support infrastructure, which we believe positions us to better absorb the costs associated with increased sales volumes.

•	Continue to enhance our customer service and support capabilities. We believe that an important differentiating feature of our business is our strong customer support. We have invested heavily in our customer service and support infrastructure in the United States and internationally. We provide comprehensive customer support beginning with a dedicated site-planning and installation team and continuing through training, product technical support, access to physicist support, field service engineering and value-added maintenance services. We intend to build upon our infrastructure and technology advantages by hiring additional support personnel, implementing regional training programs and expanding the number of local spare parts depots to continually augment and refine our customer service.

•	Enhance the Hi Art system’s treatment capabilities through on-going research and development initiatives. In order to increase patient throughput and increase our customers’ return on their investment, our research and development initiatives are focused on more fully automating the treatment optimization and adaptive therapy processes thereby decreasing the time necessary for clinicians to develop and adapt treatment plans. For example, we recently released our StatRT software, which allows clinicians to generate a treatment plan in three to five minutes while the patient is positioned on the Hi Art system’s patient couch. We are also engaged in initiatives to accommodate real-time patient movements during treatment. We believe that these developments will further improve the precision of treatment offered by the Hi Art system and increase patient throughput. In addition, we believe that our work in remote and automatic quality assurance should reduce the amount of time and resources needed to perform system verification and maintenance. We believe that these developments will improve the precision of treatment and increase patient throughput.

•	Continue to expand and protect our intellectual property portfolio. The Hi Art system is comprised of multiple sophisticated proprietary components. We hold or license 21 U.S. patents, 34 pending U.S. patent applications, over 60 foreign patents, and over 80 foreign patent applications. These patents cover various components and techniques incorporated into the Hi Art treatment system, such as the MLC, the patient couch and aspects of the helical delivery of therapeutic radiation, or that are being incorporated into new technologies that we are currently developing, all of which we believe will allow us to maintain a competitive advantage in the field of radiation treatment. We will continue to seek patent protection for our new inventions and seek licensing rights for inventions of others that can add substantial value to our products and services.

•	Increase our commercial opportunities and growth through acquisitions, investments, or third party collaborations. We believe that we can increase our commercial opportunities through a combination of strategic acquisitions, investments and collaborations with third parties. We seek to identify opportunities to acquire or collaborate in the development of new technologies that leverage our existing operational infrastructure and distribution, provide our customers with improved or additional capabilities or expand our growth opportunities into new markets. For example, we currently have research and development collaborations for the development of a compact, lower-cost, intensity modulated proton therapy system, a new patient treatment couch and new accessories for use with the Hi Art system. We will continue to evaluate opportunities to vertically integrate through acquisition or investment in suppliers of key components.

The Hi Art System

We have developed the Hi Art system to be a platform that includes the components necessary to deliver the most advanced adaptive radiation therapy currently available while maintaining the flexibility to incorporate future advancements in diagnostic imaging and radiation treatment.

Clinical Workflow

The Hi Art system’s typical workflow process consists of the following steps:

Patient imaging.  Each Hi Art treatment program begins by collecting a quantitative CT image of the patient. The clinician then evaluates the image to identify regions of interest, such as tumors or sensitive structures to be avoided. Once these structures are identified, the clinician determines the desired maximum and minimum radiation dose and defines the other parameters of the treatment plan, including the number of fractions.

Treatment planning and optimization.  Optimization consists of repeatedly calculating the dose and updating the radiation beam shape and intensity based on the plan parameters and data related to the dosage already delivered. The Hi Art system automatically optimizes the treatment plan by calculating the best dose pattern to maximize the dose to the tumor and minimize the dose to healthy tissue.

Patient positioning and treatment delivery.  During each treatment session, the patient is positioned on a treatment table, or patient couch, and an image of the patient is taken with the CTrue system. This three dimensional quantitative CT image is then used to automatically align the patient’s internal anatomy to assure the accurate delivery of radiation. Once the treatment area is aligned correctly, and the clinician is assured of a correct treatment, the patient on the couch moves horizontally through the ring gantry at variable speed while the linear accelerator rotates around the patient to deliver radiation therapy in a spiral, or helical, pattern 360 degrees around the patient. The optimized radiation dose is delivered using the Hi Art system’s proprietary MLC which modulates and shapes the radiation beam as the linear accelerator rotates around the patient and the patient moves through the gantry.

Dose verification.  Dose verification is the process in which the daily dose received by the patient is computed for each fraction. The data acquired for the accurate positioning of the patient can also be used to compute the dose received by the patient. This dose distribution is used by the clinician to evaluate and, if necessary, to adjust the treatment plan in subsequent treatment sessions to address changes in patient anatomy, such as tumor shrinkage or weight loss, as well as any previous errors accumulated in treatment delivery and treatment planning. The Hi Art system’s imaging detector, which is positioned in the ring gantry directly opposite the linear accelerator, records the amount of radiation that passes through the patient during treatment and can be used to verify that the planned dose was accurately delivered.

The repetition of these steps during each session allows the clinician to provide dose-guided adaptive radiation therapy by continuously adjusting the treatment plan to account for changes in patient anatomy and the location and amount of radiation accumulated in the patient during previous sessions. We believe that such adjustments to the treatment plan should become a regular part of the clinical workflow, and that the Hi Art system’s ability to allow daily, quantitative imaging and more easily and efficiently incorporate adaptive radiation therapy into clinician’s regular clinical workflow distinguishes the Hi Art system from other radiation therapy systems.

Technology

The following are the key components and technologies of the Hi Art system:

Ring gantry.  The Hi Art system’s rigid ring gantry houses a linear accelerator that circles the patient and enables both CT imaging and radiation therapy to be provided from the same integrated source. The ring architecture enables more precise and more efficient treatments by eliminating the need for the repeated adjustment and re-calibration steps necessitated by imaging and treating the patient on different systems and mechanically adjusting the C-arm to treat from different angles.

Quantitative fan beam CT.  The Hi Art system uses a low-intensity, fan beam CT to collect quantitative images prior to each treatment. These images allow lung tissue, fat, muscle and bone to be clearly distinguished. In addition, because of the low dose involved, clinicians can safely take daily images, which aid in treatment planning. These daily images allow patient positioning based on highly accurate images of the tumor and soft-tissue anatomy at the time of treatment. Competing image-guided radiation therapy systems rely on non-quantitative cone beam radiation detectors which do not depict cell density and internal tissue anatomy as accurately as, and can be more sensitive to patient movement compared to, fan beam images. The higher doses of radiation associated with the imaging devices in many competing radiation systems may also lead clinicians to avoid daily imaging, making those imaging systems less useful for identifying subtle changes to the tumor or internal patient anatomy.

Multi-leaf collimator.  The Hi Art system’s MLC is attached in front of the linear accelerator and consists of 64 individual tungsten leaves that move across the beam in less than 20 milliseconds to either block or allow the passage of radiation, effectively shaping the beam as it is emitted. Each leaf’s binary movement from open to closed defines a beamlet of radiation, and the intensity of the beamlet is modulated based on the length of time the leaf is open. The shape of the treatment field is defined by the pattern of all of the beamlets. A typical Hi Art treatment delivers tens of thousands of beamlets.

Treatment planning system.  The treatment planning station allows the user to develop and later modify a prescriptive outline for the radiation therapy treatment. CT images of the patient are imported and stored within the planning station and the clinician can develop or adjust a prescriptive outline by establishing dose constraints and objectives for both tumor cells and sensitive structures surrounding the tumor. These constraints and objectives are then used as input for optimized dose calculations. The treatment planning system also creates a fractionation schedule for the treatment delivery.

Optimizer.  After the prescriptive dose is developed, the Hi Art system optimizer calculates the MLC delivery pattern that most closely meets the prescribed radiation objectives and constraints. By adjusting specific plan parameters, the clinician can maximize the radiation dose to the tumor and minimize the exposure of healthy tissue. Using parameters specific to the treatment plans, an intensity pattern is created that controls the MLC leaves. The plan also specifies the optimized treatment field size, couch speed, and gantry speed to be used for treatment.

Integrated database server.  All data generated or used by the Hi Art system throughout all phases of treatment is stored in a single database which contains patient information and machine data used by the entire system. The integrated database stores initial planning images, images taken during the course of treatment, dose verification and quality assurance data collected during treatment delivery. No other radiation therapy treatment system makes use of a single database server to store data from all phases of treatment from the first prescriptive treatment outline until the last fraction of radiation has been delivered. The integration of this data in one server allows the clinician to more quickly and more easily assess the accuracy of the treatment delivery, and develop and adjust the treatment plan. We believe that this comprehensive data, including the radiation actually received by patients, will facilitate clinical studies of the efficacy of treatments which will help improve the standard of care.

Primary beam stop and radiation beam shielding.  We believe that the Hi Art system contains more radiation shielding, which absorbs radiation, around the linear accelerator than any other linear accelerator currently available. This shielding protects the patient from receiving unwanted radiation leakage to the parts of the body not being treated. The Hi Art system also contains a lead beam stop on the opposite side of the ring gantry from the linear accelerator that absorbs the primary radiation beam after it has passed through the patient. The increased shielding and beam stop limit the amount of radiation that leaks from the system into the treatment room, reduces the shielding required in the walls of the facility in which the Hi Art system is located and protects the patient from unwanted radiation.

Marketing and Sales

Our sales and marketing activities are focused on selling the Hi Art system to university research centers, community hospitals, private and governmental institutions and cancer care centers worldwide. These facilities routinely replace cancer treatment equipment at the end of the equipment’s life and upgrade or expand their treatment capabilities. Representative customers in the United States include: M.D. Anderson Cancer Center (Orlando, FL), City of Hope Comprehensive Cancer Center (Los Angeles, CA) and The Johns Hopkins Sidney Kimmel Comprehensive Cancer Centre (Baltimore, MD). Representative foreign customers include: UCL-St-Luc University Hospital (Brussels, Belgium), L’Institut Curie (Paris, France), Charité Berlin (Berlin, Germany), Hong Kong Sanatorium and Hospital (Hong Kong, China) and Aichi Cancer Center Hospital and Research Institute (Aichi, Japan).

We divide the global market into three regions: North America, Europe and Asia. During the last two years we have expanded our sales and marketing efforts from focusing on North America to include Europe and Asia. These markets accounted for 53%, 35% and 12%, respectively, of our revenue during the six months ended June 30, 2007; 57%, 22% and 21%, respectively, of our revenue during fiscal year 2006; 78%, 7% and 15%, respectively, of our revenue during fiscal year 2005; and 94%, 6% and 0%, respectively, of our revenue during fiscal year 2004. As of June 30, 2007, we had a total of 54 employees in our sales and marketing groups, six distributors and six sales agents. We intend to expand our global sales and marketing capabilities in order to further penetrate these geographic regions.

Under our standard sales agent agreement, our sales agents identify potential end customers and assist our sales and marketing personnel with promotion and sales of the Hi Art system. Under our standard distribution agreement, we appoint an exclusive distributor for a specific country for a period of three years. We agree each year to annual sales targets and are entitled to terminate the agreement if the distributor fails to meet these sales targets. Our distributor agreements require us to assist with the first several installations of Hi Art systems within each distributor’s region. Following these initial installations, the distributor is obligated to perform any post-shipment work, including installation, testing, training and post-installation warranty work. We have developed a certification procedure to ensure that distributors can fulfill these obligations. Upon completion of this certification, the distributor is deemed by us to be qualified and our personnel are no longer involved in the installation procedures. To date, only our Japanese and Taiwanese distributors have been certified.

Our sales and marketing operations in each global region are as follows:

North America.  In the United States and Canada, we market the Hi Art system through an experienced team of direct sales personnel consisting of regional sales managers and sales directors. As of June 30, 2007, our sales force in the United States and Canada consisted of thirteen regional sales managers and two sales directors. Each regional sales manager is responsible for all sales targets and customer relations within an assigned geographic region. Their responsibilities include achievement of orders, sales and margin budgets, forecasting, market coverage and penetration, expense management and ongoing customer satisfaction. Sales directors, in turn, are responsible for assisting the regional sales managers in delivering the financial targets for each geographic region. In addition, we have three product managers who are responsible for developing market strategies, establishing pricing, determining strategic market fit, identifying data and trends supporting clinical efficacy, and developing sales support materials and promotions.

Europe.  In Europe, we market the Hi Art system through a sales force consisting of two direct sales employees and six sales agents as of June 30, 2007. We support our European marketing and sales activities from both our U.S. headquarters in Madison, Wisconsin and our European headquarters in Brussels, Belgium. We intend to continue to build upon our European marketing efforts by adding more direct sales personnel and sales agents in key markets.

Asia.  We market and sell the Hi Art system in Asian countries primarily through distributors. As of June 30, 2007, our sales force in Asian countries consisted of two employees and six distributors. We support our Asian marketing and sales activities from our U.S. headquarters in Madison, Wisconsin. We intend to build a stronger presence in the Asian region, which may include the addition of direct sales personnel in key markets.

We also assist our customers in their marketing of the Hi Art system. We provide customers with a public relations kit and marketing materials, such as brochures and a model press release in order to assist them in raising the public awareness of the technological differences of the Hi Art system compared to traditional radiation therapy systems.

Customer Service and Support

We consider service and support to be key components of our marketing strategy. We believe that the availability and responsiveness of our highly-trained service organization has played an important role in increasing the market penetration of the Hi Art system. Service revenue comprises a small, but growing portion of our total revenue due to the sophistication and relative newness of our product, as well as the growth in our installed base. Our service team first has contact with a customer during the initial phases of site planning and continues to be available throughout the lifecycle of the system.

Site planning and installation.  We offer site planning services to all of our customers. Each installation is assigned a dedicated project manager and installation team with local design experts. The team assists customers in retrofitting existing bunkers or in the construction of new bunkers. The team dedicated to the installation of a unit oversees each project from start to finish, ensuring that the Hi Art system unit functions according to specifications and meets the customer’s expectations. We thoroughly test each Hi Art system prior to releasing it from our manufacturing facility to ensure that the system is fully operational. As a result, installations typically require only approximately 45 days from the time the system is delivered on site until the system is ready for treatment of the first patient.

Training.  We offer comprehensive training for physicists, dosimetrists and therapists. Courses include technical, physics and application training. Initial training is included in the base system price of a Hi Art system and typically requires three weeks to complete. This training is conducted at both the customer’s site and our facilities in Madison, Wisconsin. Ongoing training related to system upgrades is available at both our North American Customer Training Center in Madison, Wisconsin and our European Customer Training Center in Antwerp, Belgium, which commenced operations during the first half of 2007. Technical training courses are available for our field service engineers and for those customers participating in our post-warranty service contracts.

Standard warranty and support services.  We provide a standard warranty on each of our systems for parts and labor for a period of one year. As of June 30, 2007, we had a worldwide team of 119 experienced field service engineers and maintain more than 20 regional spare parts depots to facilitate rapid response to requests for parts or service. Kuehne + Nagel stores almost all of our spare parts inventory in our regional spare parts depots and performs a significant portion of our logistics and shipping activities in connection with our customer support. The majority of our field service engineers are TomoTherapy employees, but in select countries in Asia, field service engineers are employees of our distributors. To support our field service engineers we maintain two call centers, which our customers can access by dialing a single telephone number from anywhere in the world. Our call centers operate 24 hours a day, seven days a week, and are staffed with trained technical personnel, including physicists. We provide additional procedural support to customers through our technical experts in the United States, Europe and Asia. We also have key logistics and training operations in Madison, Wisconsin and Brussels, Belgium. Our call centers and procedural support services work together seamlessly to serve our customers on a simultaneous and integrated basis.

Tomo Lifecycle Care.  In addition to our standard one-year warranty, we also offer a range of Tomo Lifecycle Care, or TLC, post-warranty equipment service agreements that permit customers to contract for the level of equipment maintenance they require. Our most popular TLC service agreement is the Total TLC Service Package, or Total TLC, which is a comprehensive care package providing complete system coverage.

Total TLC ensures the highest levels of performance, with the lowest risk to the customer. Under Total TLC, we provide customers with full spare parts coverage, including installation, service by a TomoTherapy field service engineer and full planned maintenance. As of June 30, 2007, approximately 80% of our customers had elected to participate in Total TLC. We also offer the Partnership TLC Service Package, or Partnership TLC, pursuant to which we provide customers with technical training, remote support, full spare parts coverage and semi-annual planned maintenance and the Support TLC Service Package, or Support TLC, pursuant to which we provide customers with technical training, remote support and a 10% discount on all spare parts. For both the Partnership TLC Service Package and the Support TLC Service Package, we provide on-site repair and parts installation services on a billable basis, as required.

Online resources.  Our customers can also take advantage of the following on-line resources to obtain support at anytime:

•	TomoGateway. TomoGateway links our customer call centers directly to a customer’s Hi Art system over a secure connection. Using this direct connection, our support staff can perform online diagnostics, examine system log files and look at real-time data to assist customers in identifying and addressing problems with their units. Such real-time data allows us to provide our customers with continual support and enables our customers to maintain high levels of system operability. Access to TomoGateway is included at no additional charge during the standard one-year warranty period and with Total TLC and Partnership TLC.

•	TomoExchange. TomoExchange is a secure, web-based tool that is designed to provide a communication portal between TomoTherapy and our customers and to facilitate communication and collaboration among all end users of Hi Art. The platform features e-mail integration and a product feedback tool as well as an on-line forum that allows customers to share information about the Hi Art system, learn about relevant upcoming events and review important announcements. TomoExchange is available to all customers operating the Hi Art system.

Competition

The Hi Art system enables users to deliver IMRT, IGRT or stereotactic treatments. All of our customers use the Hi Art system for IMRT or IGRT treatments and, based on a recent survey that we conducted of existing customers, approximately 68% of our customers also use the Hi Art system for stereotactic treatments. Stereotactic treatments use an external beam radiation device to treat patients in one to five sessions, compared to 25 to 35 sessions for radiation therapy. Typically stereotactic treatments target tumors that are smaller than those treated with radiation therapy and are located in a few specific, sensitive regions of the body, such as the head and neck, spinal cord, lung and prostate.

We consider our primary competition to be radiation therapy systems manufactured or distributed by Varian Medical Systems, Inc., Siemens Medical Solutions, Inc., a division of Siemens AG, and Elekta AB. As we become more successful in the market, we believe our primary competitors and other new entrants in the market will introduce systems that attempt to replicate the capabilities and benefits of the Hi Art system, including its ability to deliver radiation therapy rapidly and with precision.

We consider as secondary competition devices that are dedicated to delivering stereotactic treatments, such as those manufactured or distributed by Accuray Incorporated, BrainLAB AG, and other companies. To the extent that customers seek a device that performs stereotactic treatments, we may compete with these companies. We have placed more emphasis on marketing the Hi Art system as a radiation therapy device than as a stereotactic device. While the Hi Art system is capable of performing stereotactic treatments, we have placed less emphasis on these capabilities in marketing the Hi Art system. If the Hi Art system nonetheless becomes more broadly accepted as a stereotactic device, competition between the Hi Art system and the stereotactic device vendors will increase. Many of our competitors have greater financial, marketing and management resources and service infrastructure than we do, as well as more established reputations and significant market share.

Our customers’ equipment purchase considerations typically include reliability, service capabilities, patient throughput, treatment quality, price and payment terms. We believe that we compete favorably with our competitors based upon the technology offered by the Hi Art system. We strive to provide a technologically superior product that covers substantially all aspects of radiation therapy to deliver more precise, high-quality clinical outcomes that meet or exceed customer expectations.

In addition to competition from technologies performing similar functions as the Hi Art system, competition also exists for the limited capital expenditure budgets of our customers. For example, the Hi Art system may compete with other equipment required by a radiation therapy department for financing under the same capital expenditure budget, which is typically limited. A purchaser, such as a hospital or cancer treatment center, may be required to select between the two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based solely upon price, since our product is a premium-priced system due to its higher level of functionality. This outcome may occur if hospitals and clinics give purchasing decision authority to group purchasing organizations that focus primarily on pricing when making purchase decisions.

Research and Development

The radiation therapy equipment market has been significantly impacted by the introduction of new technologies. We continuously conduct research and development to enhance the reliability and performance of the Hi Art system and to develop innovative technologies so that we can maintain and improve upon our market position.

We maintain research and product development staffs responsible for basic research, software enhancements, system integration and development, product design and engineering. Research and product development expenditures totaled $14.8 million for the six months ended June 30, 2007, $21.4 million in fiscal year 2006, $11.4 million in fiscal year 2005 and $6.5 million in fiscal year 2004. As of June 30, 2007, we had a total of 160 employees in our research and product development groups. We believe the quality and expertise of our research and development team of medical physicists, computer scientists and engineers, together with our external research collaborations, distinguishes us from our competitors.

A key component of our research and development program is our collaboration with research programs at selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide. Our agreements with these third-party collaborators generally require us to make milestone-based payments during the course of a particular project and often also require that we make up-front payments to fund initial activities. Generally, we own or have a right to license any inventions resulting from the collaboration. Our third-party collaborators are generally granted a royalty-free license for the purpose of continuing their research and development and, from time to time, we also grant broader licenses. Our research collaboration programs include work on clinical protocols and hardware and software developments. Current research initiatives include increasing patient throughput using a simplified radiation delivery process, automating the adaptive radiation therapy process, providing real time accommodation of moving targets with superior treatment margins, improving on equipment diagnosis and maintenance tools, such as remote machine quality assurance and other applications, and developing a more affordable and accessible proton therapy system than currently available. Proton therapy is based upon the theory of depositing radiation within tumors at specific depths while minimizing radiation to adjacent healthy tissues. The successful development, if at all, of products for some of these projects, including for proton therapy, is expected to take a number of years. We also work with suppliers to develop new components in order to increase the reliability and performance of the Hi Art system and seek opportunities to acquire or invest in the research of other parties where it is likely to benefit the Hi Art system or future products.

Manufacturing and Supplies

We manufacture each Hi Art system in a newly-constructed 64,000 square foot facility in Madison, Wisconsin. The facility employs state-of-the-art manufacturing techniques and equipment. Our company-wide quality system is certified and compliant to the internationally-recognized quality system standard,

International Standards Organization, or ISO, 13485:2003. We believe that this manufacturing facility will be adequate for our expected growth and foreseeable future demands for the next three to five years.

The manufacturing processes at our facility include subassembly, assembly, system integration and final testing. Our manufacturing personnel consist of highly trained assemblers and technicians supported by production engineers as well as planning and supply chain managers. Our quality assurance program includes various quality control measures from inspection of raw material, purchased parts and assemblies through on-line inspection. We are currently in the process of incorporating lean manufacturing techniques to improve manufacturing flow and efficiency. Lean manufacturing techniques include reducing wasteful and extraneous activities, balancing assembly and test flow as well as better utilizing production assets and resources.

Unlike most of our competitors, we assemble, test and fully commission each Hi Art system in our manufacturing facility before shipment to the customer. Our product is partially disassembled for shipment to allow the system to fit through most doors, which facilitates installation. This method allows the system to be installed at the customer site with radiation “beam-on” within four days. It further enhances our ability to make the Hi Art system treatment ready for patient treatment approximately 45 days after installation, commission and training.

We purchase material, subassemblies and components from third-party suppliers that are either standard products or customized to our specifications and integrate them into the finished system. Supplier quality and delivery performance are closely monitored to meet all product specifications and suppliers are also expected to contribute to our continuous improvement efforts.

Some of the components used in the Hi Art system are obtained from single- or limited-source suppliers. These components include the gantry, linear accelerator, couch, magnetron and solid state modulator. We purchase these components from major industry suppliers, but we do not have long-term supply contracts with the supplier of our magnetron and solid state modulator. An affiliate of one of our competitors, Siemens Medical Solutions, Inc., is our supplier for the linear accelerator used in the Hi Art system. The management of these supply relationships is conducted with scheduled business reviews and periodic program updates. However, since our products have been designed to incorporate these specific components, any change in our ability to obtain such components on a timely basis would require significant engineering changes in our product should we need to incorporate substitute components. As a result, we submit long-term orders and forecasts to our single-source suppliers so that our demand can be satisfied and any capacity problem can be mitigated. Although inventory levels fluctuate from time to time, our goal is to carry approximately three months of inventory of key components.

Reimbursement

United States Reimbursement Regulation

In the United States, healthcare providers that purchase medical devices generally rely on third-party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services. Our ability to market and sell the Hi Art system successfully depends in part upon the extent to which appropriate coverage and reimbursement for procedures and treatment planning using the Hi Art system are obtained from third-party payors. We cannot guarantee that a particular third-party payor will provide coverage or reimbursement for procedures and treatment planning using the Hi Art system or the adequacy of such coverage or reimbursement.

Medicare reimbursement for operating costs for radiation therapy performed on hospital inpatients generally is set under the Medicare prospective payment system, or PPS, diagnosis-related group, or DRG, regulations. Under PPS, Medicare pays hospitals a fixed amount for services provided to an inpatient based on his or her DRG, rather than reimbursing for the actual costs incurred by the hospital. Patients are assigned to a DRG based on their principal and secondary diagnoses, procedures performed during the hospital stay, age, gender and discharge status. Medicare also reimburses pursuant to PPS for capital costs which incorporates an add-on to the DRG-based payment to cover capital costs.

Hospital outpatient services are also covered by PPS. Under the outpatient PPS system, Medicare reimburses outpatient services according to rates calculated by Medicare for groups of covered services known as “ambulatory payment classification,” or APC, groups. Approximately 15 APC groups involve radiation oncology services. The reimbursement for each APC group is derived from a complicated calculation that incorporates historical cost information, including capital acquisition costs.

Medicare reimburses all physicians based on two separate practice expense values for each physician service, one when a service is furnished in a facility setting and another when the service is performed in a physician’s office. Typically, for a service that could be provided in either setting, the practice expense value would be higher when the service is performed in a physician’s office, because it would cover a physician’s costs such as equipment, supplies and overhead. If the physician provides the service in a hospital, the reimbursement paid to the physician for professional services is lower, because the expense for overhead associated with the services is borne by the hospital and is included in the hospital’s reimbursement by Medicare.

The U.S. Congress from time to time considers various Medicare and other healthcare reform proposals that could affect both private and public reimbursement for healthcare services in hospitals and freestanding clinics. In addition, the U.S. federal government reviews and adjusts reimbursement rates for medical procedures, including radiation treatment, on an annual basis. Private insurers often establish payment levels and policies based on reimbursement rates and guidelines established by the government. As a result, changes in reimbursement levels or coverage determinations may result in changes in coverage or reimbursement by private insurers.

Reimbursement for services rendered to Medicaid beneficiaries is determined pursuant to each state’s Medicaid plan, which is established by state law and regulations, subject to requirements of federal law and regulations. The Balanced Budget Act of 1997 revised the Medicaid program to allow each state more control over coverage and payment issues. In addition, the Centers for Medicare and Medicaid Services, or CMS, has granted many states waivers to allow for greater control of the Medicaid program at the state level. The impact on our business of this greater state control on Medicaid payment for diagnostic services remains uncertain.

CMS has published a modest increase in Medicare and Medicaid reimbursement rates for radiation therapy procedures, such as daily treatments, planning, positioning of patients and quality assurance, in U.S. hospitals, effective as of January 1, 2007. Radiation therapy procedures using the Hi Art system qualify for reimbursement under these increased rates. Under current CMS rates, hospitals receive reimbursement of $336 and $849 for IMRT treatment and IMRT planning, respectively. Free-standing clinics receive reimbursement of $708 and $1,909 for IMRT treatment and IMRT planning, respectively.

Included in the 2007 CMS rates was a new code to reimburse IGRT using radiographic, fluoroscopic or computed tomography CT x-ray images for the purpose of properly positioning patients to ensure accurate delivery of radiation doses. The new code, 77014, includes both the technical and professional components. CMS recently published proposed rates for 2008 that would remove 77014 as a stand- alone code for outpatient treatment by hospitals, instead bundling it into other procedures. This is a proposal only, and may not be retained in the final CMS rates. If the elimination of 77014 as a separate code were to be retained in the final CMS rates, we do not believe this would have a material impact on a clinician’s decision whether or not to purchase the Hi Art system for IGRT.

Foreign Reimbursement Regulations

Internationally, reimbursement and healthcare payment systems vary from country to country and include single-payor, government managed systems as well as systems in which private payors and government-managed systems exist side-by-side. In general, the process of obtaining coverage approvals has been slower outside of the United States. Our ability to achieve adoption of the Hi Art system as well as significant sales volume in international markets we enter will depend in part on the availability of reimbursement for procedures performed using our product.

Government Regulation

United States Medical Device Regulation

As a manufacturer and seller of medical devices and devices that generate ionizing x-ray radiation, we and some of our suppliers and distributors are subject to extensive regulation by federal and state governmental authorities. In the United States, our products are primarily regulated by the U.S. Food and Drug Administration, or FDA. Regulations promulgated by the FDA relating to medical device and radiation producing devices govern:

•	design, development, testing and clinical investigations involving humans;

•	manufacturing;

•	packaging, labeling, marketing and sales;

•	distribution, including importing and exporting;

•	possession and disposal; and

•	recalls and replacements.

These FDA regulations require that manufacturers adhere to certain standards to ensure that the medical devices are safe and effective.

FDA Quality System Regulation

Our manufacturing operations for medical devices must comply with the FDA’s Quality System Regulation, or QSR. The QSR requires that each manufacturer establish and implement a quality system by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures relating to the devices. Compliance with the QSR is necessary to receive FDA clearance or approval to market new products and is necessary for a manufacturer to be able to continue to market cleared or approved product offerings. Among other things, these regulations require that manufacturers establish performance requirements before production. The FDA makes announced and unannounced inspections of medical device manufacturers and may issue reports, known as Form FDA 483 reports, listing instances where the manufacturer has failed to comply with applicable regulations and/or procedures, or warning letters. If the manufacturer does not adequately respond to such reports or letters, the FDA may take enforcement action against the manufacturer, including the imposition of fines, total shutdown of production facilities and criminal prosecution. Inspections usually occur every two years. We were audited by the FDA in July 2007. We have not received any Form FDA 483 reports to date.

FDA Clearance and Regulation of Future Products

The FDA requires that the manufacturer of a new medical device or a new indication for use of, or other significant change in, an existing medical device obtain either clearance via a 510(k) pre-market notification or approval via a premarket approval application, or PMA, before the manufacturer may take orders and distribute the product in the United States.

510(k) clearance process.  The 510(k) clearance process is applicable when the new product being developed is substantially equivalent to an existing commercially available product. The process of obtaining 510(k) clearance can take from three to twelve months from the date the application is filed and generally requires submitting supporting design and test data, which can be extensive and can prolong the process for a considerable period of time beyond three months. After a product receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, technology, materials, packaging or manufacturing process may require a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the manufacturer’s decision, it may retroactively require the manufacturer to submit a request for 510(k) pre-market notification clearance and can require the manufacturer to cease marketing and/or recall the product until 510(k) clearance is obtained.

De novo classification.  If the FDA denies 510(k) clearance of a product because it is novel and an adequate predicate product does not exist, the “de novo classification” procedure can be invoked based upon reasonable assurance that the product is safe and effective for its intended use. This procedure approximates the level of scrutiny in the 510(k) process but may add several months to the clearance process. If the FDA grants the request, the product is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted.

Premarket application approval process.  If the FDA denies 510(k) clearance for a product and denies de novo classification, the product must follow the premarket application approval, or PMA, process. Under the PMA process, the applicant must generally conduct at least one clinical protocol and submit extensive supporting data and clinical information in the PMA to prove the safety and effectiveness of the product. This process typically takes at least one to two years from the date the pre-market approval is accepted for filing, but can take longer for the FDA to review.

To date, all of our products have been classified as Class II medical devices. Class II medical devices are those for which general controls alone are insufficient to assure safety and effectiveness, and existing methods are required to provide such assurances. These methods include, but may not be limited to, additional product labeling, compliance with industry and product safety standards and additional scrutiny in 510(k) reviews. Class II medical devices require only 510(k) clearance. We received our initial 510(k) clearance for the Hi Art system in 2002.

Advertising regulation.  The FDA and the Federal Trade Commission, or FTC, also regulate the promotion and advertising of our products. In general, we may not promote or advertise our products for uses not within the scope of our clearances or approvals or make unsupported safety and effectiveness claims.

Radiological health.  We are also regulated under the Electronic Product Radiation Control Provisions of the Federal Food, Drug, and Cosmetic Act because the Hi Art system contains X-ray components and is used in conjunction with a laser positioning system, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control Provisions require laser and X-ray products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control Provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include injunctions, civil penalties, and the issuance of warning letters. We have developed and implemented procedures to ensure compliance with the Electronic Product Radiation Control Provisions.

United States Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 sets national standards for some types of electronic health information transactions and the data elements used in those transactions and standards to ensure the integrity and confidentiality of patient health information. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosure of health information to the minimum amount reasonably necessary to accomplish the intended purpose. State privacy laws have their own penalty provisions, which could apply in a given case.

United States Fraud and Abuse Laws and Regulations

The healthcare industry is also subject to a number of “fraud and abuse” laws and regulations, including physician self-referral prohibitions, anti-kickback laws, and false claims laws. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical products, such as us, by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of medical products who may seek reimbursement from a federal or state health care program such as Medicare or Medicaid.

Physician self-referral laws.  The federal Ethics in Patient Referral Law, also known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity with which the physician (or a family member) has a financial relationship. The Stark Law specifically prohibits physicians from making such referrals for “designated health services,” including radiology and radiation therapy services.

Anti-kickback laws.  The federal Anti-Kickback Statute makes it a criminal offense to knowingly and willingly solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of items, services or business, including the purchase of medical devices from a particular manufacturer or the referral of patients to a particular supplier of diagnostic services utilizing such devices that are reimbursable by a state or federal health care program, such as Medicare or Medicaid. There are established regulatory “safe harbors” that define certain financial transactions and practices that are not subject to the Anti-Kickback Statute.

Federal False Claims Act.  The federal False Claims Act prohibits anyone from knowingly and willfully presenting, or causing to be presented, claims for payment, that are false or fraudulent, for services not provided as claimed or for medically unnecessary services.

The Office of the Inspector General of the U.S. Department of Health and Human Services prosecutes violations of the above mentioned fraud and abuse laws. Any violation of such laws may result in criminal and/or civil sanctions including, imprisonment and exclusion from participation in federal healthcare programs such as Medicare and Medicaid. In addition, these fraud and abuse laws, which exist in a number of states and apply regardless of whether Medicare or Medicaid patients are involved, may result in lower utilization of certain diagnostic or therapeutic procedures, which may affect the demand for our products.

The laws and regulations and their enforcement are constantly undergoing change, and we cannot predict what effect, if any, changes may have on our business. In addition, new laws and regulations may be adopted which adversely affect our business. There has been a trend in recent years, both in the United States and internationally, toward more stringent regulation and enforcement of requirements applicable to medical device manufacturers and requirements regarding protection and confidentiality of personal data.

State Certificate of Need Laws

In some states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or the provision of new services. These laws generally require appropriate state agency determination of public need and approval prior to the acquisition of such capital items or addition of new services. Certificate of need regulations may preclude our customers from acquiring the Hi Art system and from performing procedures using the Hi Art system. Certificate of need laws are the subject of ongoing legislative activity, and a significant increase in the number of states regulating the acquisition and use of the Hi Art system through certificate of need or similar programs could adversely affect us.

Foreign Regulation of Medical Devices

Our operations outside the United States are subject to regulatory requirements that vary from country to country and frequently differ significantly from those in the United States. Failure to obtain and maintain regulatory approval or clearance in any foreign country in which we market or plan to market the Hi Art system may have a negative effect on our ability to generate revenue and harm our business. In all of the countries in which we are currently selling the Hi Art system we have either received regulatory approval, directly or through our agents, or been informed that approval is not required.

In general, our products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA and the FTC. In addition, in foreign countries where we have operations or sell products, we are subject to laws and regulations applicable to manufacturers of medical devices, radiation producing devices and to the healthcare industry, and laws and regulation of general applicability relating to environmental protection, safe working conditions, manufacturing practices and other matters. These laws and regulations are often comparable to or more stringent than U.S. laws and regulations. Our sales of products in foreign countries are also subject to regulation of matters such as product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. We rely in some countries on our foreign distributors to assist us in complying with applicable regulatory requirements.

Regulation in Europe

In the European Union, or EU, we are required under the European Medical Device Directive to affix the Conformité Européene, or CE, mark to our products in order to sell the products in member countries of the EU. The CE mark is an international symbol that represents adherence to certain essential principles of safety and effectiveness mandated in the European Medical Device Directive. Once affixed, the CE mark enables a product to be sold in member countries of the EU.

The method of assessing conformity with the European Medical Device Directive depends on the type and class of the product, but normally involves both a self-assessment by the manufacturer and a third-party assessment by an institution appointed by a European Union member state to conduct the conformity assessment. We received authorization to affix the CE mark to the Hi Art system in February 2005, allowing us to sell it throughout the EU.

If we modify the Hi Art system, we may need to apply for permission to affix the CE mark to the modified product. Additionally, we will need to apply for a CE mark for any new products that we may develop in the future. We cannot be certain that we will be able to obtain permission to affix the CE mark for modified or new products or that we will continue to meet the quality and safety standards required to maintain the permissions that we receive. In addition, if we are unable to obtain permission to affix the CE mark to our future products, we would be unable to sell them in EU member countries.

Regulation in Other Countries

We are subject to regulation in Japan, where we sell our product through Hi Art Co., Ltd., our Japanese distributor. We received government approval to market the Hi Art system from the Ministry of Health and Welfare in December 2004.

We are subject to additional regulations in other foreign countries in which we market and sell the Hi Art system. These countries include Canada, China, Singapore, Japan, India, Taiwan and South Korea. We or our distributors will receive all necessary approvals or clearance prior to marketing our products in those international markets.

The International Standards Organization promulgates internationally recognized standards, including those for the requirements of quality systems. We are certified to the ISO 13485:2003 standard, which specifies the quality system requirements for medical device manufacturers.

Intellectual Property

The proprietary nature of, and protection for, our product implementations, processes and know-how are important to our business. We rely on patents, trademarks, copyrights, trade secrets, other intellectual property and continuing innovation to develop and maintain our competitive position.

We seek patent protection in the United States and in foreign jurisdictions for our product implementations, components and other technology where available and when appropriate. We hold or license 21 U.S. patents, 34 pending U.S. patent applications, over 60 foreign patents, and over 80 foreign patent applications. These patents collectively cover various components and techniques incorporated into the Hi Art treatment system, such as the MLC, the patient couch and aspects of the helical delivery of therapeutic radiation, or are being incorporated into new technologies currently being developed by TomoTherapy. Collectively, we believe these technologies allow us to maintain a competitive advantage in the field of radiation treatment.

Assuming that all maintenance fees and annuities continue to be paid, our patents will expire on various dates between 2012 and 2021. We cannot provide any assurance that any patents will be issued from any of our pending patent applications, nor can we provide any assurance that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. We intend to aggressively defend the patents we hold, and we intend to vigorously contest claims other patent holders may bring against us.

In addition to our patents and pending patent applications, we use trade secrets and proprietary know-how in our products. Any of our know-how or trade secrets not protected by a patent could be disclosed to, or independently developed by, a competitor.

We have periodically monitored and continue to monitor the activities of our competitors and other third parties with respect to their use of intellectual property. In addition, we require our employees, consultants and outside scientific collaborators to execute confidentiality, invention assignment and, where appropriate, non-competition agreements upon commencing employment or consulting relationships with us.

Employees

As of June 30, 2007, we had approximately 568 full-time and part-time employees worldwide, 524 of which are in the United States and 44 elsewhere. None of our employees based in the United States are unionized or subject to collective bargaining agreements. We believe that our current relationship with our employees is good.

Properties and Facilities

Our principal executive offices are located in Madison, Wisconsin, where we lease three buildings:

•	an office building totaling approximately 61,000 square feet under a lease expiring 2014;

•	a manufacturing facility totaling approximately 64,000 square feet under a lease expiring 2018; and

•	a portion of an office building totaling approximately 46,000 square feet under a lease expiring 2014.

In addition, we lease office space totaling approximately 5,000 square feet in Brussels, Belgium under a lease expiring in 2014. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are subject to various claims and legal proceedings arising in the ordinary course of our business. We believe that the ultimate resolution of these matters, whether individually or in the aggregate, will not have a material adverse effect on our business, prospects, financial condition and results of operations.

MANAGEMENT

The following table sets forth the names, ages and positions held by our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Frederick A. Robertson	52	Chief Executive Officer and Director
Paul J. Reckwerdt	55	President, Co-Founder and Director
Stephen C. Hathaway	52	Chief Financial Officer and Treasurer
Steven G. Books	57	Chief Operating Officer
John H. Hughes	56	Vice President of Business Development
Gustavo H. Olivera	42	Vice President of Research
Mary Elizabeth Klein	50	Vice President of Global Sales
Delwin T. Coufal	45	Vice President of Marketing
Kenneth D. Buroker	57	Vice President of Regulatory Affairs and Quality
Shawn D. Guse	37	Vice President, Secretary and General Counsel
T. Rockwell Mackie	52	Chairman of the Board of Directors and Co-Founder
Michael J. Cudahy	83	Director
John J. McDonough(2)	71	Director
John P. Neis(1)(2)(3)	52	Director
Cary J. Nolan(1)(3)	65	Director
Carlos A. Perez(1)	72	Director
Sam R. Leno(2)	61	Director
Frances S. Taylor(3)	61	Director

(1)	Member of our nominating and governance committee.

(2)	Member of our audit committee.

(3)	Member of our compensation committee.

Frederick A. Robertson, M.D. has served as our Chief Executive Officer and a director since January 2005. Prior to joining TomoTherapy, from 2000 through 2004, Dr. Robertson served as an Assistant Professor of Anesthesiology at the Medical College of Wisconsin. From 1998 to 2000, Dr. Robertson served as President and Chief Executive Officer of GE Marquette Medical Systems, and later as Chief Clinical Officer of GE Medical Systems. Dr. Robertson previously held management positions with Marquette Medical Systems, including President and Chief Executive Officer, President-Patient Monitoring Division and Medical Director. Dr. Robertson also serves as a director of Access Genetics, LLC, a molecular diagnostics and interpretation company, and InnerWireless, Inc., a wireless infrastructure and radio frequency location system business. Dr. Robertson has an M.B.A. from San Diego State University and an M.D. from the University of Wisconsin Medical School.

Paul J. Reckwerdt co-founded our company in 1997 and has served as a director since December 1997. Mr. Reckwerdt has served as our President since 1999, and served as our Treasurer from 2000 until 2003, as our Secretary from 1997 until 2003 and as our Vice-President from 1997 until 1999. Mr. Reckwerdt was a researcher at the University of Wisconsin from 1986 to 1999. From 1988 to 1999, Mr. Reckwerdt conducted research focusing on advanced cancer therapy. From 1986 to 1988, Mr. Reckwerdt worked on the X-ray microbeam project and the Speech Motor Control lab, which are international research facilities designing tools for research in ALS, Parkinson’s disease, dementia and Alzheimer’s disease. In 1992, Mr. Reckwerdt co-founded Geometrics Corporation, a radiation treatment planning company. Mr. Reckwerdt serves on the board of the WAVE Entrepreneur program at the University of Wisconsin. Mr. Reckwerdt has a B.S. in mathematics from Northern Illinois University.

Stephen C. Hathaway has served as our Chief Financial Officer and Treasurer since joining us in 2003. Prior to joining us, Mr. Hathaway served from 1996 to 2003 as Vice President and Chief Financial Officer of SurModics, Inc., a coatings supplier to the medical device industry. From 1995 to 1996, Mr. Hathaway served as Director of Finance with Ceridian Employer Services, a payroll processing company. From 1988 to 1995, Mr. Hathaway served as Vice President Finance and Operations with Wilson Learning Corporation, and from 1977 to 1988, Mr. Hathaway was employed by Arthur Andersen LLP, finishing as an Audit Manager. Mr. Hathaway has a B.S. in Accounting from Miami University.

Steven G. Books joined us as Vice President of Operations in April 2005 and has served as our Chief Operating Officer since July 2006. From 2004 to 2005, Mr. Books was President of Hawk Visions LLC, a leadership consulting organization. From 2001 to 2004, he was President and Executive Director of Pier Wisconsin Ltd., a not-for-profit educational association. From 1998 to 2000, Mr. Books served as Vice-President, Worldwide Manufacturing, Supply Chain and Logistics at GE Medical, from 1997 to 1998 as Senior Vice-President, Worldwide Manufacturing and Monitoring Engineering, Marquette Medical Systems, and from 1994 to 1997 as Vice-President and General Manager, Cardiology Division at Marquette Medical Systems. Mr. Books has a B.A. in Philosophy and History from the University of Wisconsin-Milwaukee.

John H. Hughes has served as Vice President of Business Development since January 2007. Mr. Hughes previously served as our Vice President of International Commercial Operations from July 2006 to January 2007, as Vice President of Global Sales from March 2005 to July 2006, as Director of Sales and Marketing from September 2003 to March 2005 and as Director of Product Programs from September 2002 to September 2003. Prior to joining us, Mr. Hughes worked at Siemens Medical Systems, Oncology Division, in various marketing positions from 1995 to 2002. Mr. Hughes has an Associate Degree in Electrical Electronics from the British Columbia Institute of Technology, Canada.

Gustavo H. Olivera has served as our Vice President of Research since 2005. Dr. Olivera joined TomoTherapy’s research group in 1999. Currently an Adjunct Professor at the Department of Medical Physics of the University of Wisconsin-Madison, Dr. Olivera has worked as professor and researcher in institutions around the world, including the Physics Institute of Rosario (IFIR), Argentina; National Council of Science (CONICET), Argentina; Secondary Laboratory of Dosimetry, Atomic Energy Agency of Argentina (CNEA); Instituto Balseiro and Centro Atomico Bariloche, Atomic Energy Agency of Argentina (CNEA); Centre Interdisciplinaire de Recherches avec les Ions Lourds (CIRIL), French Atomic Energy Agency (CEA) and National Council of Science of France (CNRS); International Center for Theoretical Physics (ICTP), Trieste, Italy. Dr. Olivera earned his Licenciado in Physics and his Ph.D. in Atomic Physics from the National University of Rosario, Argentina.

Mary Elizabeth Klein has served as our Vice President of Global Sales since joining us in November 2006. Prior to joining us, Ms. Klein served from 2003 to 2006 as a Commercial Leader for GE Rail Services. From 2001 to 2003, Ms. Klein served as President and Chief Executive Officer of GE Medical Systems Americas, from 1998 to 2001 as Global General Manager with GE’s Functional and Molecular Imaging Business, and from 1997 to 1998 as General Manager of GE Computerized Tomography and Radiation Oncology for Europe, the Middle East and Africa. Prior to that, Ms. Klein served from 1992 to 1997 as National Ultrasound Sales Manager/General Manager of GE’s Americas Ultrasound Sales/Marketing, and from 1979 to 1992 as CT Product Sales Manager for GE Medical Systems. Ms. Klein has a B.S. in Biology from the University of Notre Dame, a foreign language studies degree from Franz Leopold Universität in Austria and an M.B.A. from Northeastern University.

Delwin T. Coufal has served as our Vice President of Marketing since joining us in April 2005. Prior to joining us, Mr. Coufal served from 2003 to 2005 as Vice President of Marketing of VIASYS Healthcare, a medical technology company. From 2001 to 2003, Mr. Coufal served as Chief Executive Officer of Appleton Cardiology Associates, S.C., a cardiology healthcare services provider, from 1996 to 2001 as General Manager with GE Healthcare/Marquette Medical, and from 1990 to 1996 as Marketing Product Manager with Ohmeda,

Inc. (now a part of GE Medical Systems), a manufacturer of anesthesia systems and monitors. Mr. Coufal has a B.S. in Biomedical Engineering from Duke University and an M.B.A. from the University of Michigan.

Kenneth D. Buroker has served as our Vice President of Regulatory Affairs and Quality since 2005 and previously served as our Director of Regulatory Affairs and Quality from 2000 to 2005. Prior to joining us, Mr. Buroker served from 1996 to 2000 as Director of Regulatory Affairs of Lunar Corporation (now a part of GE Medical Systems), a manufacturer of bone densitometry equipment. Prior to that, from 1989 to 1996, Mr. Buroker served in Regulatory and Standards management positions with Ohmeda, Inc. (now a part of GE Medical Systems), a manufacturer of anesthesia systems and monitors. Mr. Buroker has a B.S. in Electrical Engineering from the University of Wisconsin.

Shawn D. Guse, J.D. has served as Vice President and General Counsel since July 2005. Prior to joining us, Mr. Guse was a partner with Michael Best & Friedrich LLP, where he practiced from October 2004 to 2005. Prior to Michael Best & Friedrich, Mr. Guse was an attorney at Quarles & Brady, LLP from October 2001 to September 2004. His background includes substantial experience in structuring and executing corporate sales and acquisitions, debt and equity financing, technology licensing and transfer, employment matters, and international distribution and sales. Mr. Guse is a member of the State Bar of Wisconsin. Mr. Guse has a B.A. in Economics from the University of Wisconsin-Milwaukee and a J.D. from the University of Wisconsin Law School.

Thomas Rockwell Mackie, Ph.D. co-founded our company in 1997 and has served as Chairman of our Board of Directors since December 1999. Dr. Mackie also served as President of TomoTherapy from 1997 until 1999 and as Treasurer from 1997 until 2000. Since 1987, Dr. Mackie has been a professor in the departments of Medical Physics and Human Oncology at the University of Wisconsin, where he established the TomoTherapy research program. Dr. Mackie also co-founded Geometrics Corporation (now merged with ADAC Corp.), which developed a radiotherapy treatment planning system. Dr. Mackie currently serves as President of the Medical Physics Foundation, and as a member on the boards of Cellectar Inc., a drug development company, Bioionix Inc., a water treatment company, and the University of Wisconsin-Madison Calibration Laboratory. Dr. Mackie has a B.Sc. in Physics from the University of Saskatchewan and a Ph.D. in Physics from the University of Alberta, Canada.

Michael J. Cudahy has served as a director since October 2002 and was appointed by our shareholder, Endeavors Group, LLC. Mr. Cudahy is the retired Chair, Founder and Chief Executive Officer of Marquette Medical Systems, a medical electronics equipment manufacturer. Mr. Cudahy is also a director of X-Ray Optical Systems, Inc., a global provider of advanced X-ray optics for material analysis systems, Nextec Applications, Inc., an advanced materials manufacturer that is leading the field of high-performance fabric technology, Access Genetics, LLC, a molecular diagnostics and interpretation company, Granite Microsystems, a provider of complete, turnkey applied computing solutions, and Cyclics Corporation, a company which expands the use of thermoplastics to make plastics parts that cannot be made using thermoplastics today.

John J. McDonough has served as a director since August 2004. Mr. McDonough co-founded McDonough Medical Products Corporation, one of the largest independent suppliers of medical imaging components and dental x-ray systems in the United States, in 2001 and has served as its Chairman since that date. Prior to that, Mr. McDonough served as Vice Chairman of DENTSPLY International Inc., a manufacturer of artificial teeth, consumable professional dental products and dental equipment, in 1995. Mr. McDonough also served as Vice Chairman and Chief Executive officer of DENTSPLY from 1993 to 1995, and as Chairman and Chief Executive Officer of GENDEX Corporation, a manufacturer and distributor of dental x-ray equipment, from 1983 until 1993 when GENDEX merged with DENTSPLY. Mr. McDonough has a B.S. in Accounting from the University of Notre Dame and is a CPA.

John P. Neis has served as a director since June 1999 and was appointed by Venture Investors LLC, one of the holders of our Series A preferred stock. Mr. Neis is co-founder and Managing Director of Venture Investors LLC. He also serves as a director of Venture Investors of Wisconsin, Inc., Deltanoid Pharmaceuticals, Inc., a developer of vitamin D based pharmaceuticals, Virent Energy Systems, Inc., an energy technology company that enables renewable replacement of fossil fuels, and Wisconsin Technology Council, Inc., an independent non-profit formed by bipartisan legislation in Wisconsin to serve as a science and technology advisor to the governor and legislature of Wisconsin. Mr. Neis has a B.S. in Finance from the University of Utah, an M.S. in Marketing and Finance from the University of Wisconsin and is a chartered financial analyst.

Cary J. Nolan has served as a director since July 2001 and was appointed by the holders of a majority of our outstanding preferred shares. Mr. Nolan served as President and Chief Executive Officer of Picker International from 1989 to 1999. Prior to that, from 1987 to 1989 Mr. Nolan served as President and CEO of Cooper Surgical, a division of Cooper Companies, and from 1978 to 1987 as President of Xerox Medical, a division of Xerox Corp. Mr. Nolan also serves as a director of Premier Farnell plc and of Toshiba Medical Corporation. Mr. Nolan has a B.A. in Engineering and a B.S. in Electrical Engineering from the University of Notre Dame.

Carlos A. Perez, M.D. has served as a director since May 2005. Dr. Perez is a former President of the American Society of Therapeutic Radiation and has more than 40 years of experience in radiation oncology. Dr. Perez is Professor Emeritus in the Department of Radiation Oncology at Mallinckrodt Institute of Radiology, Siteman Cancer Center, Washington University Medical Center, having joined the staff in 1964. He received his training in Radiology and Radiation Oncology at Mallinckrodt Institute of Radiology, Washington University Medical School and was a Fellow in the Department of Radiation Therapy at M. D. Anderson Cancer Center in Houston, Texas. Dr. Perez received a B.S. and his M.D. from Universidad de Antioquia, Medellín, Colombia, S.A.

Sam R. Leno has served as a director since July 2006 and was appointed by Avalon Technology LLC, one of the holders of our Series B, Series C, Series D and Series E preferred stock. Mr. Leno has served as Chief Financial Officer and Executive Vice President of Finance and Information Systems of Boston Scientific Corporation since June 2007. Mr. Leno served as the Executive Vice President, Finance and Corporate Services and Chief Financial Officer for Zimmer Holdings, Inc. from 2001 to May 2007. From March 1999 to 2001, Mr. Leno was Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc., a global distributor of electronic components. From 1995 to 1999, Mr. Leno served as Executive Vice President and Chief Financial Officer of Corporate Express, Inc. Mr. Leno served from 1971 to 1994 in financial management roles at Baxter International and its predecessor, American Hospital Supply, ultimately serving as Vice President Finance and Information Technology Hospital Business. Mr. Leno holds a B.S. in Accounting from Northern Illinois University and an M.B.A. from Roosevelt University. Prior to beginning his professional business career, Mr. Leno was a U.S. Naval Officer.

Frances S. Taylor has served as a director since July 2006 and was appointed by Open Prairie Ventures I, Limited Partnership, one of the holders of our Series A, Series B, Series C, and Series D preferred stock. Ms. Taylor has more than 28 years experience in corporate and investment banking both within the United States and internationally. From December 2005 to December 2006, Ms. Taylor served as the Interim General Manager of Builders World, Inc. a distributor of building materials. From 1977 to 1998, she was employed by Bank of America primarily in the areas of distribution of corporate debt within and outside the United States, ultimately serving as Executive Vice President of Bank of America and CEO of BA Asia, Ltd. From 1970 to 1977, she was employed by Smith Barney in New York, ultimately serving as a Second Vice President in the corporate syndicate department, focusing on initial public offerings and secondary offerings of corporate securities. Ms. Taylor is retired and serves on the boards of the University of Wisconsin Foundation, Oak Financial, Oak Bank and the Wisconsin Chamber Orchestra. She holds a B.S. in Education from the University of Wisconsin.

Board of Directors

Our board of directors consists of ten members divided into three classes. The members of each class of directors hold office for a staggered three-year term. Upon expiration of the term of a class of directors, directors of that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. The terms of office of the Class III directors, consisting of Paul J. Reckwerdt, Michael J. Cudahy and Carlos A Perez, will expire upon our 2008 annual meeting of shareholders. The terms of office of the Class II directors, consisting of T. Rockwell Mackie, John J. McDonough and Frances S. Taylor, will expire upon our 2009 annual meeting of shareholders. The terms of office of the Class I directors, consisting of Frederick A. Robertson, John P. Neis, Cary J. Nolan and Sam R. Leno, will expire upon our 2010 annual meeting of shareholders.

Our amended and restated bylaws provide that any vacancies in our board of directors and newly-created directorships may be filled only by our remaining board of directors and the authorized number of directors may be changed only by our board of directors.

Ms. Taylor, Messrs. Cudahy, Leno, McDonough, Neis and Nolan and Dr. Perez are independent directors under the independence standards applicable to us under Nasdaq Global Market rules.

Each executive officer is appointed by, and serves at the discretion of, the board of directors. Other than Dr. Mackie, each of our executive officers devotes his or her full time to our affairs. Dr. Mackie continues to serve as a professor in the departments of Medical Physics and Human Oncology at the University of Wisconsin. All of our non-employee directors were initially appointed to our board of directors pursuant to an investment agreement. There are no family relationships among any of our directors or officers.

Committees of the Board of Directors

Below is a summary of the membership and responsibilities of our three principal board committees: the audit committee, the compensation committee, and the nominating and governance committee.

Audit Committee.  The members of our audit committee are John J. McDonough, John P. Neis, and Sam R. Leno. Mr. McDonough chairs the audit committee and is a financial expert (as defined under Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our audit committee, among other duties:

•	appoints and oversees a firm to serve as independent auditor to audit our consolidated financial statements;

•	is responsible for reviewing the independence, qualifications, performance and quality control procedures of the independent auditor;

•	discusses the scope and results of the audit with the independent auditor;

•	reviews and considers the adequacy of our internal accounting controls, financial reporting processes, critical accounting policies and audit procedures;

•	pre-approves all audit and non-audit services to be performed by the independent auditor;

•	reviews our annual and quarterly financial statements with our management and independent auditor;

•	reviews and resolves any disagreements between our management and our independent auditor in connection with the preparation of our financial statements;

•	establishes procedures for the confidential, anonymous submission by our employees of concerns or complaints regarding questionable accounting or auditing matters;

•	reviews and approves all related party transactions involving us and our directors and executive officers; and

•	prepares the report that the Securities and Exchange Commission requires us to include in our annual proxy statement.

We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq Global Market and Securities and Exchange Commission rules and regulations, as Messrs. McDonough and Leno are independent directors for such purposes. Mr. Neis is not considered independent for the purpose of audit committee membership under the rules of the Nasdaq Global Market and the Securities and Exchange Commission. We intend to appoint a new independent director to our audit committee by May, 2008, at which time Mr. Neis will cease to be a member of our audit committee. The written charter of our audit committee is posted on our website.

Compensation Committee.  The members of our compensation committee are John P. Neis, Cary J. Nolan and Frances S. Taylor. Mr. Neis chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers and compensation plans in which our executive officers and directors participate;

•	reviewing and administering our stock incentive plans;

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans;

•	approving the compensation paid to our chief executive officer and directors; and

•	preparing the report that the Securities and Exchange Commission requires us to include in our annual proxy statement.

We believe that the composition of our compensation committee meets the requirements for independence under the current Nasdaq Global Market and Securities and Exchange Commission rules, as Ms. Taylor and Messrs. Neis and Nolan are independent directors for such purposes. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. The written charter of our compensation committee is posted on our website.

Nominating and Governance Committee.  The members of our nominating and governance committee are Cary J. Nolan, John P. Neis and Carlos A. Perez. Mr. Nolan chairs the nominating and governance committee. Our nominating and governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating and governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting, reviewing compliance with our code of ethics and making recommendations to the board concerning corporate governance matters. We believe that the composition of our nominating and governance committee meets the requirements under the current Nasdaq Global Market rules, as Messrs. Neis and Nolan and Dr. Perez are independent for such purposes. The written charter of our nominating and governance committee is posted on our website.

Limitations of Directors’ Liability and Indemnification Agreements

Our amended and restated bylaws provide that we shall indemnify our directors and officers and may indemnify our employees to the fullest extent permitted by Wisconsin law.

Wisconsin law requires us to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was our director or officer, unless it is determined that he or she breached or failed to perform a duty owed to us and such breach or failure to perform constitutes:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	a willful misconduct.

Wisconsin law provides that subject to certain limitations, these mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under our articles of incorporation or bylaws, a written agreement between the director or officer and us or a resolution of our board of directors or shareholders.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by us pursuant to Wisconsin law, at such time as the director or officer furnishes to us a written good-faith affirmation that he or she has not breached or failed to perform his or her duties, and a written undertaking to repay any amounts advanced if it is determined that indemnification by us is not required.

Wisconsin law further provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Wisconsin law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under Wisconsin law, a director is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it is proved that the director’s conduct constituted conduct described in the bullet points above. In addition, we intend to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, subject to applicable restrictions.

The indemnification provisions contained in our amended and restated bylaws are not exclusive. In addition to the indemnification provided for in our amended and restated bylaws, we intend to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that we indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we will be required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion describes the material elements of the compensation awarded to, earned by, or paid to our officers who are considered to be “named executive officers” during our last fiscal year. Named executive officers consist of the individual who served as our Chief Executive Officer in 2006, the individual who served as our Chief Financial Officer in 2006, and the three other executive officers who received the highest amount of total compensation in 2006. For purposes of this section, “named executive officers” refers to Frederick A. Robertson, Chief Executive Officer, Stephen C. Hathaway, Chief Financial Officer, Paul J. Reckwerdt, President and Co-Founder, John H. Hughes, Vice President of Business Development, and Gustavo H. Olivera, Vice President of Research and Development.

Compensation Committee

We established a compensation committee in June 1999 as a privately-held company. In 2006, the compensation committee approved all compensation paid to the named executive officers. Our board of directors has determined that each compensation committee member is independent under the listing standards of the Nasdaq Global Market and the Securities and Exchange Commission rules and that each member is an “outside director” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee met five times in 2006.

Role of Compensation Experts

Our compensation committee reviews the compensation of our named executive officers on an annual basis during the first quarter of the year and makes adjustments, if any, effective April 1 of each year. Bonus targets are generally determined during the first two months of each year and are based on calendar year performance. We do not have a fixed date for equity-based compensation awards and such awards are approved by the compensation committee at times it determines to be appropriate.

In 2005, we engaged Strategic Consulting Group (SCG) to undertake a review of executive compensation trends at comparable companies in connection with our 2006 compensation. For the purpose of this review, SCG considered approximately 340 comparable companies in both general industry and the medical device industry, excluding financial services companies and any company with less than $175 million in annual revenues, and generally and used data from those companies based on similar job responsibilities and revenue levels. The compensation committee considered data regarding comparable positions in other medical device companies of similar size for those executives where the required education, training and experience in the medical device industry was relevant, which are all of our executive officers other than the Chief Financial Officer, the General Counsel and the Director of Human Resources. In the case of those positions, where the required education, training and experience are more easily transferable to other industry sectors, the compensation committee considered general industry survey data as well. SCG’s study addressed in detail only those individuals for whom compensation information was disclosed publicly, which was generally limited to the five most highly compensated officers at each such comparable company. This generally correlated to the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated individuals, typically corresponding to vice presidents. For 2006, compensation for our officers, including our named executive officers, was determined in large part based on the SCG’s report. Our compensation committee also considered (1) our historical and expected performance, (2) alignment of individual performance with our goals and operational priorities and (3) the anticipated level of difficulty in replacing our Chief Executive Officer, Chief Financial Officer and other officers with persons of comparable experience, skill and knowledge.

In 2007, we engaged Hewitt Associates, a global human resources consulting firm, to advise our compensation committee with respect to named executive officer compensation and a variety of other compensation matters.

Role of Our Executive Officers in Compensation Process

In 2006, the compensation committee, without the participation of Dr. Robertson, our Chief Executive Officer, reviewed Dr. Robertson’s performance and qualifications and the SCG study in order to determine his compensation. For the remaining named executive officers, the compensation committee considered the report prepared by SCG, together with recommendations made by Dr. Robertson regarding the performance and qualifications of each named executive officer. Dr. Robertson’s recommendations encompassed both base salary and stock options for named executive officers and were made after Dr. Robertson had considered the report by SCG. In 2006, the compensation committee approved Dr. Robertson’s recommendations with only minor adjustments. We followed the same protocol and general considerations for 2007 recommendations.

General Compensation Philosophy

One of our core objectives is to be the employer of choice in the upper Midwest region of the United States. To this end, our compensation programs are designed to attract, retain, and reward top talent. Our compensation committee considered the demand for talent in the various positions, the ability to attract candidates to our location for those positions where a national search is conducted, and the competitive environment for attracting local and regional talent. To attract that type of talent in our market, the compensation committee concluded that it needed to provide market-competitive base pay, which the compensation committee considered in its business judgment to be the 50th percentile for the given function as benchmarked against peer data (including both similar company and similar position) or general industry survey data.

Our compensation program is designed to drive shareholder value by fostering teamwork throughout our company by tying incentive compensation to company-wide financial performance measures. In order to balance our company-wide financial measures, we are considering adopting in the future individualized performance measures for named executive officers in specific areas that we believe are most important to the success of our company. All senior management members, including the named executive officers, have a significant element of compensation at risk in the form of equity compensation and bonuses tied to the creation of shareholder value. Each year our incentive plans are established to ensure that the specific criteria and measures for awards are based on relevant market-driven needs, as well as driving continued improvement in the creation of shareholder value.

Elements of Compensation

The principal elements of our compensation program have been base salaries, bonuses, long-term equity incentives in the form of stock options, and, with respect to Mr. Hughes, commissions. An additional potential element of compensation is post-termination severance and acceleration of stock option vesting for certain named executive officers upon a change of control. In 2007, we made additional cash incentive payments to named executive officers tied to the achievement of certain performance goals, which we describe below under “Bonuses”. We do not currently have any specific targets for the percentage of compensation represented by salary, equity and/or bonus. As a general matter, subject only to limited exceptions that we believe are job-related, we do not provide perquisites for our named executive officers on a basis that is different from other eligible employees.

Base salaries

In 2006, our compensation committee used as an approximate benchmark for the base salary of our named executive officers the median level in the report prepared by SCG. SCG’s report compared the base salaries paid to the named executive officers to the median salaries of such officers among the 50th to 75th percentile of the comparable companies. The compensation committee concluded that the median among the 50th percentile was appropriate in accordance with our stated philosophy above. The compensation committee also gave significant weight to the recommendations of Dr. Robertson. In addition, we agreed to pay Mr. Hughes a commission based on the number of Hi Art systems sold by us during 2006. The amount of the commission was adjusted incrementally based on the dollar amount for each Hi Art system order received above a designated minimum order requirement and the average selling price of each Hi Art system ordered. The incentive arrangement between us and Mr. Hughes terminated on December 31, 2006.

Bonuses

In 2006, the target bonus levels were $198,000 for our Chief Executive Officer and $87,360 for our Chief Financial Officer. In 2006, a target bonus level was established for each executive officer. In establishing the target bonuses for our executives, we examined data from the comparable companies in the medical device industry and general industry based on the qualifications of our executives as described above. Under our bonus plan, the actual amount of the bonus paid varied depending upon the actual amount of revenue and operating income achieved. Under the plan, no bonus was paid if either revenue or operating income fell below certain minimum thresholds. The actual bonus payment was determined using a two-step process. First, a percentage of the target bonus was calculated based on the 2006 revenue ranges set forth below. Second, that percentage was adjusted by a multiplier based on the operating income earned in 2006, as set forth below.

Bonus Based on 2006 Revenue		Bonus Multiplier Based on 2006 Operating Income
	Percent of Target	2006
2006	Bonus Amount to	Operating	Bonus
Revenue	be Paid	Income	Multiplier
(in millions)		(in millions)

Less than $105	0%	Less than $2	0
$105	60%	Greater than $2 and less than $4.50
$115	80%	Greater than $4 and less than $6.75
$125	100%	Greater than $6 and less than $10	1.00
$145	120%	Greater than $10	1.25
$150 or greater	160%

For 2006, the target bonus levels for our other named executive officers were $99,840 for our President and Co-Founder, $91,520 for our Vice President of Business Development and $83,200 for our Vice President of Research. In 2006, the other named executive officers were subject to the same revenue and operating income thresholds as described above for the Chief Financial Officer and their individual targets were modified accordingly.

In 2006, all of our executive officers received 160% of their target bonuses because our revenue exceeded $150 million and our operating income was greater than $6 million but less than $10 million.

Variable Pay Plan

In April 2007, we adopted the TomoTherapy Incorporated Variable Pay Plan. Every active, full-time employee is eligible to participate in the program except those non-executive employees who participate in a sales commission plan. The Variable Pay Plan is administered by our compensation committee.

The plan is intended to permit eligible employees to receive a cash payment based on our achievement of anticipated performance levels that are determined at the start of each year, which payment is adjusted upward or downward depending on the precise performance level achieved. The amount to be paid under the plan will depend upon our operating income and the reliability of the Hi Art system as a percentage “up-time” of all our systems during a given year. We view operating income as a general measure of the payment that we can afford to make. We focus on the reliability of the Hi Art system because it is fundamental to our sales strategy and significantly impacts our future growth. In the future, we may use other measurements as performance goals. In addition, our board and management may exercise discretion in adjusting payouts made under the plan.

The actual cash payout under the plan will be determined in 2007 using a three-step process. First, the appropriate target incentive payment, which has been calculated as a percentage of each employee’s base salary based upon their position at the Company, will be applied as the baseline. Second, each target incentive payment will be multiplied by 50%, 100% or 150%, respectively, depending on whether we fall short of a predetermined target operating income by 25%, meet our target or exceed the target by 20%. Third, the adjusted target incentive payment will be multiplied by a modifier of between 0.95x, 1.00x or 1.10x based on the predetermined reliability targets for the Hi Art system.

We have set our operating income and reliability performance goals for 2007 at levels based on our fiscal 2006 performance and our internal fiscal 2007 projections. Based on our performance in 2006 and our current expectations for 2007, we believe that our named executive officers will be able to achieve the target incentive payments set forth below corresponding to 100% of our target operating income and a 1.00x modifier for reliability of the Hi Art system.

The following table sets forth the target incentive payments for our named executive officers as well as the maximum incentive payment achievable under the plan in 2007:

	Target	Maximum
	Incentive	Incentive
	Payment	Payment

Frederick A. Robertson	$255,000	$420,750
Stephen C. Hathaway	96,000	158,400
John H. Hughes	91,520	151,008
Paul J. Reckwerdt	103,534	170,831
Gustavo H. Olivera	110,367	182,106

Stock options

We believe that positive long-term performance is achieved in part by providing our named executive officers with incentives that align their financial interests with the interests of our shareholders. The compensation committee believes that the use of stock option awards offers the best approach to achieving our compensation goals. Other than stock options, no other stock-based awards have been utilized by us. In 2006, our compensation committee used as an approximate benchmark the median among the 50th percentile of equity incentive awards in the SCG report. We intend to but have not yet adopted stock ownership guidelines.

Our stock option plans authorize the compensation committee to grant options to purchase shares of common stock to our employees, directors and consultants. Stock option grants are made at the commencement of employment and occasionally following a significant change in job responsibilities or to meet other special retention or performance objectives. The compensation committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives and retention considerations. Periodic stock option grants are made at the discretion of the compensation committee to eligible employees based on the recommendation of our Chief Executive Officer. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the day of grant, typically vest 25% per annum based upon continued employment over a four-year period, and generally expire six years after the date of grant. For the most recent options granted on December 7, 2006, the vesting schedule was changed slightly as a retention tool. Those options vest 50% on the date two years after the grant date and then 25% per annum based upon continued employment over a four-year period, and generally expire six years after the date of grant.

We have awarded all stock options to purchase our common stock to named executive officers at or above the fair market value of our common stock at the grant date, as determined by our compensation committee as of the grant date. We subsequently reassessed the fair value of our common stock underlying certain options granted on December 7, 2006. See the discussion at Note 2 under ‘‘— Summary Compensation Table” for details. We have not back-dated any option awards. We assessed the valuations of our common stock as of the applicable grant dates in 2006 primarily by considering recent third-party transactions in our common stock and the issuance price of sales of preferred stock to third parties. When no such recent stock activity occurred, we engaged an independent valuation firm, Virchow Krause, to perform independent valuations of our common stock.

We intend to adopt a policy regarding the timing of grants. For new employees, stock options are awarded at the next regularly scheduled meeting of the compensation committee following their hire dates, and the grant has an exercise price equal to the closing market price of our common stock on the date of the meeting.

Our compensation committee may also make grants of restricted stock to senior management, though no grants of restricted stock have been made to date.

Perquisites and other benefits

In the United States, we maintain health, dental and life insurance plans for the benefit of eligible employees, including named executive officers. Each of these benefit plans requires the employee to pay a portion of the premium, and we pay the remainder of the premiums. These benefits are offered on the same basis to all employees. We also maintain a 401(k) retirement plan that is available to all eligible U.S. employees. We currently match elective employee-participant contributions on a basis of 50% of the employee’s contribution up to 6.0% of their compensation. Life, accidental death, dismemberment and disability, and short and long-term disability insurance coverage is also offered to all eligible employees and premiums are paid in full by us. Other voluntary benefits, such as vision insurance, supplemental life and specific coverage insurance supplements, tuition assistance and work-life balance programs are also made available and paid for by the employee. The above benefits are available to the named executive officers on the same basis as all other eligible employees.

Severance and Change of Control Provisions

Our employment agreements with each of our named executive officers contain severance and change-in-control provisions.

In determining the severance terms, we engaged Hewitt Associates, which examined key contract terms and provided us with data on typical severance period lengths for similar companies, which components of base salary and variable pay were included, and how the terms of severance differ under differing circumstances including change of control. The review included consideration of common practices for handling options upon a departure, the continuation of certain benefits upon departure, and the correlation to the length of non-compete agreements. The goal was to provide a contract that was competitive, that would enable us to retain key people if we encountered turbulent periods, that guarded against the loss of intellectual leadership to competitors, and that provided an incentive to remain with the company through a transition if a change of control occurred, but that did not unjustly reward an employee in the event of a termination without cause.

If we terminate Dr. Robertson’s employment agreement “without cause” or if Dr. Robertson terminates his employment agreement for “good reason,” (as each term is defined in the agreement), then he is entitled to receive a severance payment equal to the sum of: (i) 18 months’ base salary; (ii) 1.5 times the average annual bonus payment received by Dr. Robertson during the two previous years; (iii) 18 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination; and (iv) up to $10,000 payable to an outplacement consultant. As of the date of this prospectus, this amount would equal $1,041,553.

In the event Dr. Robertson’s employment agreement is terminated “without cause” or by Dr. Robertson for good reason within three months before or 24 months following a “change of control” of our company (as defined in the agreement), then Dr. Robertson will instead be entitled to a severance payment equal to the sum of: (i) 36 months’ base salary; (ii) 3.0 times the greater of the average annual bonus paid to Dr. Robertson during the two previous years or the target bonus for the current year; (iii) 36 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination or health insurance premiums of equal value to the extent COBRA continuation coverage is unavailable; and (iv) up to $10,000 payable to an outplacement consultant. As of the date of this prospectus, this amount would equal $2,073,106.

Further, our board of directors will consider and decide in its sole discretion, whether to accelerate any unvested stock options that Dr. Robertson has as of the date of such termination.

If we terminate any of the other named executive officer’s employment agreement “without cause” or if such officer terminates his employment agreement for “good reason,” (as each term is defined in the agreement), then he is entitled to receive a severance payment equal to the sum of: (i) 12 months’ base salary;

(ii) the average annual bonus payment paid to him during the two previous years; (iii) 12 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination; and (iv) up to $10,000 payable to an outplacement consultant. As of the date of this prospectus, that amount would be as follows for each of the named executive officers other than Dr. Robertson:

Name	Amount

Paul J. Reckwerdt	$380,409
John H. Hughes	348,552
Stephen C. Hathaway	353,702
Gustavo H. Olivera	371,226

In the event any of the other named executive officer’s employment agreement is terminated without cause or by such officer for good reason within three months before or 24 months following a “change of control” of our company (as defined in the agreement), then he will instead be entitled to a severance payment equal to the sum of: (i) 24 months base salary; (ii) a payment equal to 2.0 times the greater of the average annual bonus paid to him during the two previous years or the target bonus for the current year; (iii) 24 months of COBRA continuation coverage of health insurance benefits if he elects such coverage upon termination or health insurance premiums of equal value to the extent COBRA continuation coverage is unavailable; and (iv) up to $10,000 payable to an outplacement consultant. As of the date of this prospectus, that amount would be as follows for each of the named executive officers other than Dr. Robertson:

Name	Amount

Paul J. Reckwerdt	$750,818
John H. Hughes	687,104
Stephen C. Hathaway	697,404
Gustavo H. Olivera	732,532

In addition, if any payments or benefits payable to any of the named executive officers would be subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, such payments and/or other benefits shall be reduced to the extent necessary so that no amount will be subject to such excise tax, provided that such reduction shall only occur if the named executive officer will be in a more favorable after-tax position than if no such reduction was made.

Tax Consequences of Equity Incentive Plans.

Our annual tax aggregate deductions for each named executive officer’s compensation are potentially limited by Section 162(m) of the Internal Revenue Code to the extent the aggregate amount paid to an executive officer exceeds $1.0 million per year, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions provided under Section 162(m) of the Internal Revenue Code. At our current named executive officer compensation levels, we do not presently anticipate that Section 162(m) of the Internal Revenue Code should be applicable, and accordingly, our compensation committee did not consider its impact in determining compensation levels for our named executive officers in 2006.

Summary Compensation Table

The following table sets forth the compensation earned by our named executive officers. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2006 have been excluded by reason of their termination of employment or change in executive status during that year.

SUMMARY COMPENSATION TABLE

					Option	All other
Name and Principal Position	Year	Salary		Bonus(1)	Awards(2)	Compensation(3)	Total

Frederick A. Robertson Chief Executive Officer	2006	$322,500		$316,800	$12,545	$14,302	$666,147
Stephen C. Hathaway Chief Financial Officer	2006	216,300		139,776	5,655	14,191	375,922
John H. Hughes Vice President of Business Development	2006	406,600	(4)	146,432	4,243	22,462	579,737
Paul J. Reckwerdt President & Co-Founder	2006	247,200		159,744	—	16,985	423,929
Gustavo H. Olivera Vice President of Research	2006	206,000		133,120	9,052	11,139	359,311

(1)	Consists of bonuses earned in 2006 which are payable in 2007.

(2)	The value of option awards granted to our named executive officers has been estimated pursuant to SFAS No. 123(R) for 2006. All options awarded had an exercise price of $6.75 and a fair value of $8.40 per share. For a discussion of assumptions made in the valuation, see Note A to our financial statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(3)	Includes contributions made to a 401(k) plan, insurance premiums, vehicle allowance and patent awards.

(4)	Salary includes commissions paid under earned commission arrangement.

Grants of Plan-Based Awards

The following table lists each grant of stock options during the year ended December 31, 2006 to the named executive officers. No stock appreciation rights have been granted to these individuals.

GRANTS OF PLAN-BASED AWARDS

		All other
		Option Awards:	Exercise or Base	Grant Date Fair
	Grant	Number of Securities	Price of Option	Market Value of
Name	Date	Underlying Options (#)(1)	Awards ($/Sh)	Option Awards(2)

Frederick A. Robertson	12/7/2006	136,000	$6.75	$662,368
Stephen C. Hathaway	12/7/2006	54,400	6.75	264,947
John H. Hughes	12/7/2006	40,800	6.75	198,717
Paul J. Reckwerdt	—	—	—	—
Gustavo H. Olivera	12/7/2006	108,800	6.75	529,894

(1)	Stock options vest 50% on December 7, 2008, and 25% each year thereafter.

(2)	The value of option awards granted to our named executive officers has been estimated pursuant to SFAS No. 123(R)for 2006. All options awarded had an exercise price of $6.75 and a fair value of $8.40 per share. See “Critical Accounting Policies and Estimates — Stock-Based Compensation” for information regarding the determination of the fair value of our common stock.

Stock Option and Equity Incentive Plans

2007 Equity Incentive Plan

Our board of directors and shareholders approved the 2007 Equity Incentive Plan in April of 2007 for the benefit of our employees and consultants and members of our board of directors. As of August 31, 2007, options to purchase 94,940 shares of our common stock were outstanding under this plan. No further determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the plan. The following is a description of the material features and provisions of the 2007 Equity Incentive Plan.

Shares Available for Awards

Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under the 2007 Equity Incentive Plan is 2,302,488 shares. If any shares covered by an award granted under the plan are forfeited, or if an award expires or terminates, the shares covered by the award will again be available for grant under the plan. With respect to the exercise of stock appreciation rights, only the number of shares actually issued upon such exercise will be counted against the shares available under the plan.

Awards

The 2007 Equity Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, performance bonus awards and performance-based awards to eligible individuals. Except as otherwise provided by the plan administrator, no award granted under the plan may be assigned, transferred or otherwise disposed of by the grantee, except by will or the laws of descent and distribution.

Stock Options

Stock options, including both nonqualified stock options and incentive stock options, within the meaning of Section 422 of the Code, may be granted under the 2007 Equity Incentive Plan. The option exercise price of all stock options granted pursuant to the plan will not be less than 100% of the fair market value of our stock on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our stock unless the exercise price is at least 110% of the fair market value at the time of grant. Notwithstanding whether an option is designated as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which such option is exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a nonqualified stock option.

Payment of the exercise price of an option may be made in cash or, with the consent of the plan administrator, shares of our stock with a fair market value on the date of delivery equal to the exercise price of the option or exercised portion thereof or other property acceptable to the plan administrator (including the delivery of a notice that the participant has placed a market sell order with a broker with respect to shares then issuable upon exercise of the option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the option exercise price). However, no participant who is a member of our board of directors or an “executive officer” of TomoTherapy within the meaning of Section 13(k) of the Securities Exchange Act of 1934, as amended, or Exchange Act, will be permitted to pay the exercise price of an option in any method which would violate Section 13(k) of the Exchange Act.

Stock options may be exercised as determined by the plan administrator, but in no event after the tenth anniversary of the date of grant. However, in the case of an incentive stock option granted to a person who owns more than 10% of our stock on the date of grant, such term will not exceed five years.

Restricted Stock

Eligible employees, consultants and directors may be issued restricted stock in such amounts and on such terms and conditions as determined by the plan administrator. Restricted stock will be evidenced by a written restricted stock agreement. The restricted stock agreement will contain restrictions on transferability and other such restrictions as the plan administrator may determine, including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends on the restricted stock. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the plan administrator determines at the time of grant of the award or thereafter.

Stock Appreciation Rights

A stock appreciation right, or SAR, is the right to receive payment of an amount equal to the excess of the fair market value of a share of our stock on the date of exercise of the SAR over the fair market value of a share of our stock on the date of grant of the SAR. The plan administrator may issue SARs in such amounts and on such terms and conditions as it may determine, consistent with the terms of the plan. The plan administrator may elect to pay SARs in cash, in our stock or in a combination of cash and our stock.

Other Awards Under the Plan

The 2007 Equity Incentive Plan provides that the plan administrator may also grant or issue performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, restricted stock units, performance bonus awards and performance-based awards or any combination thereof to eligible employees, consultants and directors. The term of each such grant or issuance will be set by the plan administrator in its discretion. The plan administrator may establish the exercise price or purchase price, if any, of any such award.

Payments with respect to any such award will be made in cash, in our stock or in a combination of cash and our stock, as determined by the plan administrator. Any such award will be subject to such additional terms and conditions as determined by the plan administrator and will be evidenced by a written award agreement.

Performance shares.  Awards of performance shares are denominated in a number of shares of our stock and may be linked to any one or more performance criteria determined appropriate by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator.

Performance stock units.  Awards of performance stock units are denominated in unit equivalent of shares of our stock and/or units of value, including dollar value of shares of our stock, and may be linked to any one or more performance criteria determined appropriate by the plan administrator, in each case on a specified date or dates or over any period or periods determined by the plan administrator.

Dividend equivalents.  Dividend equivalents are rights to receive the equivalent value (in cash or our stock) of dividends paid on our stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares that are subject to any award held by the participant.

Stock payments.  Stock payments include payments in the form of our stock, options or other rights to purchase our stock made in lieu of all or any portion of the compensation that would otherwise be paid to the participant. The number of shares will be determined by the plan administrator and may be based upon specific performance criteria determined appropriate by the plan administrator, determined on the date such stock payment is made or on any date thereafter.

Deferred stock.  Deferred stock may be awarded to participants and may be linked to any performance criteria determined to be appropriate by the plan administrator. Stock underlying a deferred stock award will not be issued until the deferred stock award has vested, pursuant to a vesting schedule or performance criteria set by the plan administrator, and unless otherwise provided by the plan administrator, recipients of deferred stock generally will have no rights as a stockholder with respect to such deferred stock until the time the vesting conditions are satisfied and the stock underlying the deferred stock award has been issued.

Restricted stock units.  Restricted stock units may be granted to any participant in such amounts and subject to such terms and conditions as determined by the plan administrator. At the time of grant, the plan administrator will specify the date or dates on which the restricted stock units will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the plan administrator will specify the maturity date applicable to each grant of restricted stock units which will be no earlier than the vesting date or dates of the award and may be determined at the election of the participant. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share of our stock for each restricted stock unit scheduled to be paid out on such date and not previously forfeited.

Performance bonus awards.  Any participant selected by the plan administrator may be granted a cash bonus payable upon the attainment of performance goals that are established by the plan administrator and relate to any one or more performance criteria determined appropriate by the plan administrator on a specified date or dates or over any period or periods determined by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.

Performance-Based Awards

The plan administrator may grant awards other than options and stock appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. With regard to a particular performance period, the plan administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the plan administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by us or any of our qualifying subsidiaries on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Administration

With respect to stock option grants and other awards granted to our independent directors, the 2007 Equity Incentive Plan is administered by our full board of directors. With respect to all other awards, the plan is administered by our compensation committee. In addition, our board may at any time exercise any rights and duties of the committee under the plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Code are required to be determined in the sole discretion of the committee.

The plan administrator has the exclusive authority to administer the plan, including, but not limited to, the power to determine award recipients, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction. Only our employees and employees of our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.

Eligibility

Persons eligible to participate in the 2007 Equity Incentive Plan include all members of our board of directors and all of our and our subsidiaries’ employees and consultants, as determined by the plan administrator.

Foreign Participants

In order to comply with the laws in other countries in which we and our subsidiaries operate or have persons eligible to participate in the plan, the plan administrator will have the power to determine which of our subsidiaries will be covered by the plan, determine which of our directors, employees and consultants outside the United States are eligible to participate in the plan, modify the terms and conditions of any award granted to such eligible individuals to comply with applicable foreign laws, establish subplans and modify any terms and procedures (with certain exceptions), and take any action that it deems advisable with respect to local governmental regulatory exemptions or approvals.

Adjustments

If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator will make proportionate adjustments to any or all of the following in order to reflect such change: (i) the aggregate number and type of shares that may be issued under the plan, (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (iii) the grant or exercise price per share for any outstanding awards under the plan. Any adjustment affecting an award intended as “qualified performance-based compensation” will be made consistent with the requirements of Section 162(m) of the Code. The plan administrator also has the authority under the 2007 Equity Incentive Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Change of Control

Except as may otherwise be provided in any written agreement between the participant and us, in the event of a change of control of our company in which awards are not converted, assumed, or replaced by the successor, such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change of control, the plan administrator may cause any and all awards outstanding under the 2007 Equity Incentive Plan to terminate at a specific time in the future and will give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, determines.

Termination or Amendment

With the approval of our board of directors, the plan administrator may terminate, amend, or modify the 2007 Equity Incentive Plan at any time. However, shareholder approval will be required for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, to increase the number of shares available under the plan, to permit the grant of options with an exercise price below fair market value on the date of grant, or to extend the exercise period for an option beyond ten years from the date of grant. In addition, absent shareholder approval, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price as of the date the option was granted and, except to the extent permitted by the plan in connection with certain changes in capital structure, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price. The plan will expire on, and no award may be granted pursuant to the plan after, April 5, 2017. Any awards outstanding on that date shall remain in force according to the terms of the plan and the applicable award agreement.

2002 Stock Option Plan

Our 2002 Stock Option Plan was originally adopted by our board of directors and approved by our shareholders in 2002 and was amended four times thereafter, on February 13, 2004, November 15, 2004, June 29, 2005 and December 7, 2006. As of August 31, 2007, options to purchase 6,600,623 shares of our common stock were outstanding under this plan. We will not grant any additional awards under the 2002 Stock Option Plan. The following is a description of the material features and provisions of the 2002 Stock Option Plan.

Awards.  The 2002 Stock Option Plan, provides for grants of incentive stock options intended to qualify for special tax treatment under Section 422 of the Internal Revenue Code and non-qualified stock options. The plan provides that the exercise price shall be determined by the compensation committee;

provided however, that the incentive stock option may not have an exercise price less than the fair market value of a share of common stock on the date of grant. If the grantee of an incentive stock option plan owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, then the incentive stock option may not have an exercise price less than 110% of the fair market value of a share of common stock on such date. Subject to the grantee’s continued employment, each option will expire after a term determined at the time of grant by the administrator. Such term, however, shall not exceed ten years and in the case of an incentive stock option plan granted to a person who owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, such term shall not exceed five years. An option is considered granted on the date the committee acts to grant the option or such later date as the committee shall specify.

The 2002 Stock Option Plan provides if the aggregate fair market value of the shares with respect to which such designated incentive stock option is exercisable for the first time by the grantee during any calendar year under this plan exceeds $100,000, then that portion which equals the first $100,000 is allocated to the incentive stock option and the remaining portion is deemed a non-qualified stock option. For this purpose, the fair market value of the shares is determined based on the date the option was granted.

The 2002 Stock Option Plan provides that if a grantee’s employment or service relationship terminates, other than for cause, death or disability, then the unvested options shall terminate immediately. Options that have vested but remain unexercised, deferred, or unpaid as of the date of such termination shall terminate on the date specified in the option agreement; provided however, that such time is not more than three months. The administrator has the authority to extend the termination for these options. If a grantee’s employment or service relationship terminates due to death or disability, then vested options shall terminate on the date specified in the option agreement. Pursuant to stock option agreements under the 2002 Stock Option Plan, a grantee’s options will vest upon the grantee’s death or disability. If a grantee’s employment relationship terminates for cause, then none of the options may be exercised and all of the grantee’s rights in the options are forfeited upon termination.

Administration.  The 2002 Stock Option Plan is currently administered by our compensation committee. The compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

The compensation committee is authorized to adopt, amend and rescind rules relating to the administration of this plan, subject to the express provisions of the plan. Our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require shareholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Eligibility.  Under the terms of the 2002 Stock Option Plan, a non-qualified option may be granted to those current or prospective employees, directors and advisors deemed eligible to participate in the plan by the committee. Incentive stock options may only be granted to our employees.

Adjustments.  In the event of any change in the outstanding common stock by reason of a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, recapitalization, merger, or similar event, then the compensation committee may make an equitable adjustment in the number of shares authorized for issuance under this plan and the purchase price per share thereof. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the administrator is authorized to issue or assume stock options by means of substitution of new stock options for previously issued stock options or an assumption of previously issued stock options.

Effects of Merger or Asset Sale.  Pursuant to stock option agreements under the 2002 Stock Option Plan, in the event of a merger of us with or into another business entity, or the sale of substantially all of our assets, the stock options will be assumed by the successor entity or its parent or subsidiary by substitution of an equivalent option or right. If the successor does not assume the stock options, the stock options will vest. Grantees will have fifteen days to exercise their options from the date the committee gives written notice to grantees. The committee must give grantees notice of their right to exercise the stock options at least fifteen days before the closing of such merger or asset sale.

Change of Control.  Pursuant to stock option agreements under the 2002 Stock Option Plan, stock options will vest upon a grantee’s involuntary termination (as defined in the Stock Option Agreement) within three months before or twelve months after a change in control (as defined in the Stock Option Agreement).

Termination or Amendment.  Unless earlier terminated by our board of directors, the 2002 Stock Option Plan will terminate on August 16, 2012.

2000 Stock Option Plan

Our 2000 Stock Option Plan was originally adopted by our board of directors and approved by our shareholders in 2000 and was amended and restated as of May 23, 2001. As of August 31, 2007, options to purchase 87,964 shares of our common stock were outstanding under this plan. We will not grant any additional awards under the 2000 Stock Option Plan. The following is a description of the material features and provisions of the 2000 Stock Option Plan.

Awards.  The 2000 Stock Option Plan provides for the grant of incentive stock options intended to qualify for special tax treatment under Section 422 of the Internal Revenue Code and non-qualified stock options. The plan provides that the exercise price shall be determined by the administrator; provided however, that the incentive stock option may not have an exercise price less than the fair market value of a share of common stock on the date of grant. If the grantee of an incentive stock option owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, then the incentive stock option may not have an exercise price less than 110% of the fair market value of a share of common stock on such date. Subject to the grantee’s continued employment, each option will expire after a term determined at the time of grant by the administrator. Such term, however, may not exceed ten years and in the case of an incentive stock option granted to a person who owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, such term shall not exceed five years.

The 2000 Stock Option Plan provides that if the aggregate fair market value of the shares with respect to which a designated incentive stock option is exercisable for the first time by the grantee during any calendar year under this plan exceeds $100,000, then that portion which equals the first $100,000 is allocated to the incentive stock option and the remaining portion is deemed to be a non-qualified stock option. For this purpose, the fair market value of the shares is determined based on the date the option was granted.

The 2000 Stock Option Plan provides that with respect to incentive stock options, if a grantee’s employment relationship terminates, other than for death, disability or for cause, then the grantee’s unvested options shall terminate immediately. Options that have vested but remain unexercised, deferred, or unpaid as of the date of such termination shall terminate three months after such termination, unless the term is extended by the administrator; provided, however, that options will not be exercisable after the end of the term set out in the option agreement. If a grantee’s employment relationship terminates for death or disability then the options are governed in accordance with the term and conditions as specified at the time of the grant in the grantee’s Stock Option Agreements. Pursuant to stock option agreements under the 2000 Stock Option Plan, a grantee’s stock options will vest upon the grantee’s death or disability. If a grantee’s employment relationship terminates for cause, then none of the options may be exercised and all of the grantee’s rights in the options are forfeited upon termination.

Administration.  The 2000 Stock Option Plan is currently administered by our compensation committee. The compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

Eligibility.  Under the terms of the 2000 Stock Option Plan, a non-qualified option may be granted to those current or prospective employees, directors and advisors deemed eligible to participate in the plan by the administrator. Incentive stock options may only be granted to our employees.

The compensation committee is authorized to adopt, amend and rescind rules relating to the administration of the plan, subject to the express provisions of the plan. Our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require shareholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Adjustments.  In the event of any change in our outstanding common stock by reason of a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, recapitalization, merger, or similar event, then the administrator may make an equitable adjustment in the number of shares authorized for issuance under this plan and the purchase price per share thereof.

Effects of Merger or Asset Sale.  Pursuant to stock option agreements under the 2000 Stock Option Plan, in the event of a merger of us with or into another business entity, or the sale of substantially all of our assets, the stock options will be assumed by the successor entity or its parent or subsidiary by substitution of an equivalent option or right. If the successor does not assume the stock options, the stock options will vest. Grantees will have fifteen days to exercise their options from the date the committee gives written notice to grantees. The committee must give grantees notice of their right to exercise the stock options at least fifteen days before the closing of such merger or asset sale.

Change of Control.  Pursuant to stock option agreements under the 2000 Stock Option Plan, stock options will vest upon a grantee’s involuntary termination (as defined in the stock option agreement) within three months before or twelve months after a change in control (as defined in the Stock Option Agreement).

Termination or Amendment.  Unless earlier terminated by our board, the 2000 Stock Option Plan will terminate on the August 15, 2010.

Incentive Stock Option Plan

As of August 31, 2007, options to purchase 58,480 shares of our common stock were outstanding under this plan. We will not grant any additional awards under this Plan. The following is a description of the material features and provisions of this Plan.

Awards.  This Plan provides for the grant of incentive stock options. The plan provides that an option may not have an exercise price less than the fair market value of a share of common stock at the time of grant. If the grantee owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, then the option may not have an exercise price less than 110% of the fair market value of a share of common stock at the time of grant. Subject to the grantee’s continued employment, each option will expire after a term determined at the time of grant. Such term, however, shall not exceed ten years and in the case of options granted to a person who owns more than ten percent of the total combined voting power of all classes of stock on the date of grant, such term shall not exceed five years.

The Incentive Stock Option Plan provides that the aggregate fair market value of the shares with respect to which such designated incentive stock option is exercisable for the first time under this plan or any other plan offered by us, shall not exceed $100,000. The fair market value of stock subject to an option shall be determined by the committee based on the date the option was granted.

This Plan provides that if a grantee’s employment relationship with us terminates due to disability, the grantee has one year to exercise this option. If the termination of employment results from the death of the grantee, then the grantee’s estate has three years to exercise the option. In both cases, however, the option may not be exercised beyond the option period. Pursuant to stock option agreements under this Plan, stock options will vest upon the grantee’s death or disability. If termination of employment results from the deliberate, willful or gross misconduct of a grantee or the grantee’s unreasonable neglect of or refusal to perform the duties and responsibilities of the grantee, then the grantee forfeits vested and unvested options.

Administration.  This Plan is currently administered by our compensation committee. Subject to the terms and conditions of the plan, the compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan.

The compensation committee is authorized to adopt, amend and rescind rules relating to the administration of the plan, subject to the express provisions of the plan. Our board can amend, alter, suspend or discontinue this plan at any time, although certain amendments may require shareholder approval and an amendment cannot adversely affect any rights under an outstanding grant without the grantee’s consent.

Eligibility.  Under the terms of this Plan, an option may be granted to any employee, including employees of subsidiaries.

Adjustments.  In the event of any change in the outstanding common stock by reason of stock dividends, recapitalizations, reorganizations, mergers, consolidations, split-ups, combinations or exchange of shares in a similar event, then the compensation committee may make an equitable adjustment in the number of shares authorized for issuance under this plan and the purchase price per share thereof.

Effects of Merger or Asset Sale.  Pursuant to stock option agreements under this Plan, in the event of a merger of us with or into another business entity, or the sale of substantially all of our assets, the stock options will be assumed by the successor entity or its parent or subsidiary by substitution of an equivalent option or right. If the successor does not assume the stock options, the stock options will vest. Grantees will have fifteen days to exercise their options from the date the committee gives written notice to grantees. The committee must give grantees notice of their right to exercise the stock options at least fifteen days before the closing of such merger or asset sale.

Change of Control.  Pursuant to stock option agreements under this Plan, stock options will vest upon a grantee’s involuntary termination (as defined in the Stock Option Agreement) within three months before or twelve months after a change in control (as defined in the Stock Option Agreement).

Termination or amendment.  Unless earlier terminated by our board of directors, the Incentive Stock Option Plan will terminate on February 7, 2009.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan became effective on May 8, 2007. The following is a description of the material features and provisions of the plan.

Administration.  The 2007 Employee Stock Purchase Plan is administered by our compensation committee, each member of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act. Subject to the terms and conditions of the plan, the committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the plan. The committee is also authorized to adopt, amend and rescind rules relating to the administration of the plan. Our board of directors may at any time exercise the rights and duties of the committee to administer the plan.

Eligibility.  Our employees and the employees of our designated subsidiaries who customarily work more than 20 hours per week and more than five months per calendar year are eligible to participate in the 2007 Employee Stock Purchase Plan. Each eligible employee who is employed by us or any of our designated subsidiaries on the day immediately preceding the effective date of this prospectus will automatically become a participant in the plan with respect to the first purchase period. Each person who, during the course of a purchase period, becomes an eligible employee subsequent to the enrollment date will be eligible to become a participant in the plan on the first day of the first purchase period following the day on which he or she becomes an eligible employee. However, no employee is eligible to participate in the plan if, immediately after the election to participate, such employee would own stock (including stock such employee may purchase under outstanding rights under the plan) representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of our parent or subsidiary corporations. In addition, no employee is permitted to participate if the rights of the employee to purchase our common stock under the plan and all similar purchase plans maintained by us or our subsidiaries would accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year, subject to an annual increase based on a predetermined formula.

Shares reserved.  Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued under the 2007 Employee Stock Purchase Plan is 400,000 shares.

Enrollment.  Except with respect to the first offering period, eligible employees become participants in the 2007 Employee Stock Purchase Plan by executing a subscription agreement and filing it with us 15 days (or such shorter or longer period as may be determined by the plan administrator) prior to the applicable enrollment date. By enrolling in the plan, a participant is deemed to have elected to purchase the maximum number of whole shares of our common stock that can be purchased with the compensation withheld during each purchase period for which the participant is enrolled.

Offerings; exercise dates.  Under the 2007 Employee Stock Purchase Plan, the first purchase period began on May 8, 2007 and continues until November 30, 2007. After the first purchase period, a new twelve-month purchase period will begin on each December 1st thereafter during the term of the plan. Under the plan, purchases are made once during each purchase period on the last trading day of such purchase period, and the dates of such purchases are “exercise dates”. The plan administrator may change the duration and timing of purchase periods and exercise dates under the plan.

Price and payment.  Employees electing to participate in the 2007 Employee Stock Purchase Plan authorize payroll deductions made on each pay day during each purchase period until the employee instructs us to stop the deductions or until the employee’s employment is terminated. Participants may contribute up to 10% of their compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each exercise date. Compensation for purposes of the plan means an employee’s base straight time gross earnings and commissions, but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, expense reimbursements, fringe benefits and other compensation. The purchase price per share will be equal to 85% of the fair market value of a share of our common stock on the first trading day of the applicable purchase period or, if lower, 85% of the fair market value of a share of our common stock on the last trading day of the applicable purchase period. Unless an employee terminates his or her participation in the 2007 Employee Stock Purchase Plan, his or her accumulated payroll deductions under the 2007 Employee Stock Purchase Plan on any exercise date will be used to purchase the maximum number of shares of common stock that can be purchased with the employee’s accumulated payroll deductions at the purchase price per share established for that purchase period, subject to limitations on the maximum number of shares that can be purchased.

The fair market value of a share of our common stock on any date will equal the mean closing sales price of a share of common stock on the Nasdaq Global Market for such date and the four trading days immediately following such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred and the four trading days immediately following such date, as reported in The Wall Street Journal or such other source as the plan administrator may deem reliable for such purposes.

Termination of participation.  Employees may end their participation in an offering at any time during the purchase period, and participation ends automatically on failure to qualify as an eligible employee for any reason. Upon such termination of the employee’s participation in the 2007 Employee Stock Purchase Plan, such employee’s payroll deductions not already used to purchase stock under the plan will be returned to the employee.

Adjustments.  In the event of a stock split, reverse stock split, stock dividend or similar change in our capitalization, the number of shares available for issuance under the plan and the purchase price and number of shares covered by options outstanding under the plan will be appropriately adjusted.

In the event we merge with or into another corporation or sell all or substantially all of our assets, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent or subsidiary. If the successor company or its parent or subsidiary refuses to assume the outstanding rights or substitute an equivalent right, then the purchase period then in progress will be shortened by setting a new exercise date prior to the effective date of the transaction and all outstanding purchase rights will automatically be exercised on the new exercise date. The purchase price will be equal to 85% of the fair market value of a share of our common stock on the first trading day of the applicable purchase period in which an acquisition occurs or, if lower, 85% of the fair market value of a share of our common stock on the date the purchase rights are exercised.

Termination or amendment.  Our board of directors may at any time and for any reason terminate or amend the 2007 Employee Stock Purchase Plan. Generally, no amendment may make any change in any option previously granted which adversely affects the rights of any participant without such participant’s consent, provided that an offering period may be terminated by our board of directors if it determines that the termination of the offering period or the plan is in the best interests of our company and our shareholders. To the extent necessary to comply with Section 423 of the Code, we will obtain shareholder approval of any amendment to the plan.

Without shareholder consent and without regard to whether any participant rights may be considered to have been “adversely affected,” the plan administrator may change the offering periods, limit the frequency and/or number of changes in the amount withheld during an offering period, and establish such other limitations or procedures as it determines consistent with the plan. In addition, in the event our board of directors determines that the ongoing operation of the plan may result in unfavorable financial accounting consequences, our board may, in its discretion and, to the extent necessary or desirable, modify or amend the plan to reduce or eliminate such accounting consequence. Such modifications or amendments will not require shareholder approval or the consent of any plan participants.

Unless earlier terminated by our board of directors, the 2007 Employee Stock Purchase Plan will terminate in May 2017.

Registration of Shares on Form S-8.

We have on file effective registration statements with the SEC covering the shares of common stock issuable under the Incentive Stock Option Plan, the 2000 Equity Incentive Plan, the 2002 Equity Incentive Plan, the 2007 Equity Incentive Plan and the 2007 Employee Stock Purchase Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the exercise prices and expiration dates thereof, as of December 31, 2006. There was no public trading market for our common stock as of December 31, 2006:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Number of	Number of
		Securities	Securities
		Underlying	Underlying
	Option	Unexercised	Unexercised	Option	Option
	Grant	Options (#)	Options (#)	Exercise	Expiration
Name	Date	Exercisable	Unexercisable	Price ($)	Date(1)

Frederick A. Robertson	1/3/2005	89,015	1,180,511	$2.82	1/3/2011
	11/17/2005	51,000	153,000	3.46	11/17/2011
	12/7/2006	—	136,000	6.75	12/7/2012
Stephen C. Hathaway	3/1/2003	326,400	—	0.29	3/1/2013
	3/17/2005	20,400	61,200	2.82	3/17/2015
	11/17/2005	13,770	41,310	3.46	11/17/2011
	12/7/2006	—	54,400	6.75	12/7/2012
John H. Hughes	6/17/2003	68,000	—	0.29	6/17/2013
	6/1/2004	102,000	34,000	0.61	6/1/2014
	3/17/2005	40,800	122,400	2.82	3/17/2011
	11/17/2005	13,770	41,310	3.46	11/17/2011
	12/7/2006	—	40,800	6.75	12/7/2012
Paul J. Reckwerdt	11/17/2005	34,000	102,000	3.46	11/17/2011
Gustavo H. Olivera	6/1/1999	348,432	—	0.08	6/1/2009
	5/23/2001	6,800	—	0.10	5/23/2011
	11/26/2003	32,640	—	0.29	11/26/2013
	11/17/2005	17,000	51,000	3.46	11/17/2011
	12/7/2006	—	108,800	6.75	12/7/2012

(1)	Stock options vest 25% each year beginning one year after the date of grant, except for the options granted on December 7, 2006, which vest 50% at December 7, 2008 and 25% each year thereafter.

Option Exercises and Stock Vested

The following table sets forth information for each of the named executive officers regarding the number of shares acquired in exercise of stock options during 2006 and the value realized upon such exercise. With the exception of Dr. Robertson’s holdings, there have been no exercises of stock options or vesting of stock, restricted stock, restricted stock units or similar instruments, by our named executive officers during our last fiscal year. The value realized upon exercise of the option by Dr. Robertson was determined by subtracting the option cost from the value of the shares on the date of exercise.

OPTION EXERCISES AND STOCK VESTED

	Option Awards
	Number of Shares
	Acquired on	Value Realized
Name	Exercise (#)	on Exercise ($)

Frederick A. Robertson	304,489	$1,146,884

Employment Agreements

In addition to the severance and change of control provisions discussed above under “— Compensation Disclosure and Analysis — Elements of Compensation — Severance and Change of Control Provisions,” our employment agreements with each of our named executive officers contain the following terms.

Frederick A. Robertson.  Under Dr. Robertson’s agreement, he will be entitled to receive an initial annual base salary of $425,000. Dr. Robertson’s agreement will be for a term of three years and, at the end of the second year, will be automatically renewed for an additional one-year period unless either party gives notice to the contrary prior to the second anniversary of the agreement or within 60 days of expiration of the agreement. Dr. Robertson will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Stephen C. Hathaway.  Under Mr. Hathaway’s agreement, he will be entitled to receive an initial annual base salary of $240,000. Mr. Hathaway’s agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within 60 days of expiration of the agreement. Mr. Hathaway will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Paul J. Reckwerdt.  Under Mr. Reckwerdt’s agreement, he will be entitled to receive an initial annual base salary of $258,835. Mr. Reckwerdt’s agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within 60 days of expiration of the agreement. Mr. Reckwerdt will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

John H. Hughes.  Under Mr. Hughes’ agreement, he will be entitled to receive an initial annual base salary of $228,800. Mr. Hughes’ agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within 60 days of expiration of the agreement. Mr. Hughes will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Gustavo H. Olivera.  Under Mr. Olivera’s agreement, he will be entitled to receive an initial annual base salary of $245,260. Mr. Olivera’s agreement will be for a term of twelve months and will be automatically renewed for successive twelve-month periods unless either party gives notice to the contrary within 60 days of expiration of the agreement. Mr. Olivera will be eligible to earn incentive bonuses based upon achievement of objectives set by our compensation committee.

Other Agreements

Each of our named executive officers has also entered into a Confidentiality Agreement, an Assignment of Inventions Agreement and a Noncompetition Agreement. The Confidentiality Agreement

restricts the officer from disclosing confidential information during his employment and for a period of two years thereafter. The Assignment of Inventions Agreement provides that all inventions and new ideas developed by the officer during employment or for a period of six months thereafter shall belong to us. The Noncompetition Agreement provides that such officers shall not compete with us during employment and thereafter for the longer of 18 months or any applicable severance period under the employment agreements.

Director Compensation

The following table sets forth a summary of the compensation we paid to our directors in 2006.

DIRECTOR COMPENSATION

	Fees Earned or	Option	All Other
Name	Paid in Cash ($)	Awards ($)(3)	Compensation ($)		Total ($)

Thomas R. Mackie(1)	$—	$—	$123,817		$123,817
Paul J. Reckwerdt(2)	—	—	—		—
Frederick A. Robertson(2)	—	—	—		—
Michael J. Cudahy	16,000	—	—		16,000
Sam R. Leno	15,000	19,565	—		34,565
John J. McDonough	23,500	—	—		23,500
John P. Neis	29,500	—	—		29,500
Cary J. Nolan	25,900	—	12,000	(4)	37,900
Carlos A. Perez	20,000	—	—		20,000
Frances S. Taylor	16,500	19,565	—		36,065

(1)	Thomas R. Mackie is paid by the company as a part-time employee. His other compensation includes his salary, insurance, 401(k) and bonus that was accrued in 2006.

(2)	Paul J. Reckwerdt and Frederick A. Robertson are full-time employees and their compensation is set forth in the preceding tables.

(3)	The value of option awards granted to our executive officers has been estimated pursuant to SFAS No. 123(R) for 2006.

(4)	Consists of fees paid for services pursuant to a consulting agreement. The agreement was terminated in 2006.

Effective July 1, 2006, each of our non-employee/non-affiliated directors, whom we refer to as our non-employee directors, is paid a $20,000 annual retainer in four equal quarterly payments, $2,000 for each board meeting attended and $500 for each telephonic update board meeting. Prior to July 2006, our non-employee directors received payments for attendance at board meetings and for committee participation, however, they received no annual retainer.

In addition to the annual board retainer, each member of a board committee receives a $2,000 annual retainer ($3,000 for members of the Audit Committee) and the chairperson of each committee receives a $5,000 annual retainer ($7,500 for the chairperson of the Audit Committee). All such retainers are paid quarterly. We also reimburse each member of our board of directors who is not a company employee for reasonable travel and other expenses in connection with attending meetings of the board of directors.

Furthermore, each non-employee director received an option to purchase 54,400 shares of our common stock upon his or her appointment to our board of directors. Thereafter, each non-employee director will be considered for an additional stock option award in the discretion of the compensation committee. Each non-employee director stock option will terminate upon the earlier to occur of six years from the date of grant and three months after the director ceases to be a director, adviser, consultant or employee. The exercise price of these options will equal the closing price of our common stock on the date of grant. The grants vest 25% per annum upon the date of grant and 25% per annum thereafter.

401(k) Plan

We maintain a tax-qualified retirement plan in the United States that provides all regular employees an opportunity to save for retirement on a tax advantaged basis. The plan is designed to meet the requirements of a tax-qualified defined contribution profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investments alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. Our 401(k) plan allows for matching contributions to be made by us. Currently, 50% of the amount of a participant’s salary deferrals are matched, but only up to 6% of the participant’s compensation for any payroll period. We also may make discretionary profit-sharing contributions to the plan. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at August 31, 2007 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of August 31, 2007, through the exercise of any warrant, stock option or other right. Shares subject to such warrants, stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as noted by footnote, and subject to community property laws where applicable, we believe that the shareholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table assumes 49,161,801 shares outstanding as of August 31, 2007.

Except as set forth below, the address of all shareholders is c/o TomoTherapy Incorporated, 1240 Deming Way, Madison, Wisconsin 53717.

						Assuming Exercise of
						Overallotment Option
	Number of Shares			Percentage of Shares			Number of	Percentage of
	Beneficially Owned			Beneficially Owned			Shares	Shares
	Before	Number of	After	Before	After	Number of	Beneficially	Beneficially
	Offering	Shares Offered	Offering	Offering	Offering	Shares Offered	Owned	Owned

Principal and other shareholders:
Venture Investors, LLC(1)	5,868,311	1,511,676	4,356,635	11.9%	8.9%	1,763,604	4,104,707	8.3%
Avalon Technology, LLC(2)	4,432,457	1,141,800	3,290,657	9.0%	6.7%	1,332,086	3,100,371	6.3%
The Endeavors Group, LLC(3)	4,253,865	1,095,795	3,158,070	8.6%	6.4%	1,278,413	2,975,452	6.0%
Open Prairie Ventures I, L.P.(4)	2,066,810	532,410	1,534,400	4.2%	3.1%	621,139	1,445,671	2.9%
Ascension Health(5)	1,837,120	473,242	1,363,878	3.7%	2.8%	552,110	1,285,010	2.6%
Wisconsin Alumni Research Foundation(6)	1,711,020	440,759	1,270,261	3.5%	2.6%	514,214	1,196,806	2.4%
Mayo Foundation for Medical Education and Research(7)	659,693	169,936	489,757	1.3%	*	198,257	461,436	*
Sunshine Summit, LLC(8)	620,111	150,066	470,045	1.3%	*	150,066	470,045	*
State of Wisconsin Investment Board(9)	532,061	115,224	416,837	1.1%	*	121,834	416,837	*
Robert W. Baird & Co. Incorporated(10)	431,095	111,050	320,045	*	*	129,556	301,539	*
Kevin L. Lindsey(11)	4,714,710	106,452	4,608,258	9.6%	9.4%	124,192	4,590,518	9.3%
Guang Y. Fang	472,328	100,000	372,328	*	*	100,000	372,328	*
Eric A. Schloesser(12)	377,672	97,288	280,384	*	*	113,501	264,171	*
David W. Pearson(13)	355,912	80,000	275,912	*	*	80,000	275,912	*
John P. Balog(14)	351,152	64,550	286,602	*	*	64,550	286,602	*
780 TomoTherapy Partners(15)	343,975	54,369	289,606	*	*	54,369	289,606	*
David C. Murray(16)	184,960	47,646	137,314	*	*	55,586	129,374	*
Stephen C. Coon(17)	180,520	46,244	134,276	*	*	47,160	133,360	*
Jeffrey M. Kapatoes(18)	126,480	32,581	93,899	*	*	38,011	88,469	*
Kenneth J. Ruchala	126,480	32,581	93,899	*	*	38,011	88,469	*
James Hanson(19)	115,846	29,842	86,004	*	*	30,000	85,846	*
Richard D. Snyder Revocable Trust(20)	108,732	28,010	80,722	*	*	32,678	76,054	*
Graham B. Lukey	108,440	27,677	80,763	*	*	28,440	80,000	*
John E. Reese(21)	80,240	20,670	59,570	*	*	24,115	56,125	*
Julie C. Zachman(22)	78,336	8,840	69,496	*	*	8,840	69,496	*
Terry F. and Mary W. Kelly(23)	72,964	18,795	54,169	*	*	21,927	51,037	*
Anne E. Ross(24)	71,818	7,000	64,818	*	*	7,000	64,818	*
Robert W. Evensen(25)	69,700	17,955	51,745	*	*	19,000	50,700	*
Allan A. Weissburg Revocable Trust(26)	68,059	17,532	50,527	*	*	20,454	47,605	*
Other Selling Shareholders as a group (9 persons)(27)	425,491	89,008	336,483	*	*	99,441	326,050	*
Directors and executive officers:
Frederick A. Robertson(28)	838,007	215,870	622,137	1.7%	1.3%	251,846	586,161	1.2%
Paul J. Reckwerdt(29)	2,464,747	634,919	1,829,828	5.0%	3.7%	740,731	1,724,016	3.5%
Stephen C. Hathaway(30)	403,023	39,733	363,290	*	*	39,733	363,290	*
Steven G. Books(31)	68,169	—	68,169	*	*	—	68,169	*
John H. Hughes(32)	299,770	77,118	222,652	*	*	89,970	209,800	*
Gustavo H. Olivera(33)	404,872	95,000	309,872	*	*	95,000	309,872	*

						Assuming Exercise of
						Overallotment Option
	Number of Shares			Percentage of Shares			Number of	Percentage of
	Beneficially Owned			Beneficially Owned			Shares	Shares
	Before	Number of	After	Before	After	Number of	Beneficially	Beneficially
	Offering	Shares Offered	Offering	Offering	Offering	Shares Offered	Owned	Owned

Mary Elizabeth Klein	1,000	—	1,000	*	*	—	1,000	*
Kenneth D. Buroker	202,266	52,104	150,162	*	*	53,541	148,725	*
Shawn D. Guse(34)	68,169	17,560	50,609	*	*	20,486	47,683	*
T. Rockwell Mackie(35)	2,430,438	626,081	1,804,357	4.9%	3.7%	730,420	1,700,018	3.5%
Michael J. Cudahy(36)	4,253,865	1,095,795	3,158,070	8.6%	6.4%	1,278,413	2,975,452	6.0%
John J. McDonough(37)	71,427	—	71,427	*	*	—	71,427	*
John P. Neis(38)	5,868,311	1,511,676	4,356,635	11.9%	8.9%	1,763,604	4,104,707	8.3%
Cary J. Nolan	281,902	72,617	209,285	*	*	84,719	197,183	*
Carlos A. Perez(39)	27,200	—	27,200	*	*	—	27,200	*
Sam R. Leno(40)	27,200	—	27,200	*	*	—	27,200	*
Frances S. Taylor(41)	28,700	—	28,700	*	*	—	28,700	*
All directors and executive officers as a group	17,739,066	4,438,473	13,300,593	36.0%	27.0%	5,148,463	12,590,603	25.6%

*	Less than 1%

(1)	Consists of 2,776,426 shares of common stock held by Venture Investors Early Stage Fund III Limited Partnership, 1,641,193 shares of common stock held by Venture Investors Early Stage Fund II Limited Partnership, 1,409,894 shares of common stock held by Advantage Capital Wisconsin Partners I Limited Partnership, 21,657 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund III Limited Partnership, 9,930 shares of common stock issuable upon the exercise of options held by Advantage Capital Wisconsin Partners I Limited Partnership and 9,211 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund II Limited Partnership. Venture Investors, LLC is the sub-managing agent of Advantage Capital Wisconsin Partners I Limited Partnership, and the general partner of Venture Investors Early Stage Fund II Limited Partnership and Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are generally made collectively by its managers, John P. Neis, Roger Ganser, Scott Button, George Arida, Winslow Sargeant and Paul Weiss. Each such manager disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his or her pecuniary interest therein. The address of the foregoing individuals and entities is c/o Venture Investors, LLC 505 South Rosa Road, #201, Madison, Wisconsin 53719.

(2)	Consists of 4,391,657 shares of common stock and 40,800 shares of common stock issuable upon the exercise of options. Avalon Technology, LLC is controlled by Avalon Capital Group Inc. The controlling shareholder of Avalon Capital Group Inc. is Theodore Waitt and, as such, Mr. Waitt is considered to be the beneficial owner of these securities. Mr. Waitt disclaims beneficial ownership of the shares held by the foregoing entity except to the extent of his pecuniary interest therein. The address of the foregoing individual and entities is Post Office Box 2409, La Jolla, California 92038, c/o Avalon Capital Group.

(3)	Consists of 4,213,065 shares of common stock and 40,800 shares of common stock issuable upon the exercise of options. Michael J. Cudahy and Kevin L. Lindsey are the managing members of The Endeavors Group, LLC and, by virtue of their positions, may be deemed to be the beneficial owners of these securities. Each of such managing members of The Endeavors Group, LLC disclaims beneficial ownership of the shares held by The Endeavors Group, LLC except to the extent of any pecuniary interest therein. The address of the foregoing individual and entity is c/o The Endeavors Group, LLC, 9100 N. Swan Road, Milwaukee, Wisconsin 53224.

footnotes continued on following page

(4)	Consists of 2,026,010 shares of common stock and 40,800 shares of common stock issuable upon the exercise of options. The investment decisions of Open Prairie Ventures I, L.P. are made collectively by its Investment Committee, the members of which are James M. Schultz, Michael D. Peck, Dennis Beard, Jason Wrone and Lisa Probst. Each member of the Investment Committee disclaims beneficial ownership of the shares held by Open Prairie Ventures I, L.P., except to the extent of his or her pecuniary interest therein. The address of Open Prairie Ventures I, L.P. and the foregoing individuals is 400 East Jefferson, Effingham, Illinois 62401.

(5)	The investment decisions of Ascension Health are made by Anthony J. Speranzo, Senior Vice President and Chief Financial Officer. Mr. Speranzo disclaims beneficial ownership of the shares held by Ascension Health, except to the extent of his pecuniary interest therein. The address of Ascension Health and Mr. Speranzo is 4600 Edmundson Road, Post Office Box 45998, St. Louis, Missouri 63145.

(6)	The investment decisions of the Wisconsin Alumni Research Foundation are made by Carl Gulbrandsen, Managing Director. Mr. Gulbrandsen disclaims beneficial ownership of the shares held by the Wisconsin Alumni Research Foundation except to the extent of his pecuniary interest therein. The address of the foregoing individual and entity and Mr. Gulbrandsen is 614 Walnut Street, 13th Floor, Madison, Wisconsin 53705.

(7)	Consists of 655,744 shares of common stock and 3,949 shares of common stock issuable upon the exercise of warrants. The investment decisions of Mayo Foundation for Medical Education and Research are made by Jeffrey G. Torborg, New Ventures Manager. Mr. Torborg disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. The address of the foregoing individual and entity is Mayo Clinic Health Solutions, 200 First Street SW, Rochester, Minnesota 55905.

(8)	The investment decisions of Sunshine Summit, LLC are made by Dr. Jose Luis Pino-y-Torres, President. Dr. Pino-y-Torres disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. The address of the foregoing individual and entity is 22 Shady Lane, Sparta, New Jersey 07871.

(9)	The investment decisions of State of Wisconsin Investment Board are made by Chris Prestigiacomo, Portfolio Manager. Mr. Prestigiacomo disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. The address of the foregoing individual and entity is 121 E. Wilson Street, Madison, Wisconsin 53703.

(10)	Consists of 253,788 shares of common stock held by Baird Venture Partners I Limited Partnership and 177,307 shares of common stock held by BVP I Affiliates Fund Limited Partnership. Both are affiliates of Robert W. Baird & Co. Incorporated, a registered broker-dealer. Robert W. Baird & Co. Incorporated is an underwriter of this offering. The shares were acquired in the ordinary course of the selling shareholder’s investment business and not for the purposes of resale or distribution. Based on information provided by or on behalf of Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership, at the time of the purchase of the securities to be resold, neither entity had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. The investment decisions of both Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership are made by Paul Purcell, Paul Carbone, Bob Venable, Peter Shagory and William Filip. The foregoing individuals disclaim such beneficial ownership except to the extent of any pecuniary interest therein. The address of the foregoing individuals and both entities is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(11)	Consists of 413,245 shares of common stock held individually, 47,600 shares of common stock issuable upon exercise of an option held individually, 4,213,065 shares of common stock held by The Endeavors Group, LLC and 40,800 shares of common stock issuable upon the exercise of options held by The Endeavors Group, LLC. Together with Michael J. Cudahy, Mr. Lindsey is one of two managing members of The Endeavors Group, LLC and, by virtue of his position, may be deemed to be the beneficial owner of the securities. Mr. Lindsey disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The address of footnotes continued on following page

Mr. Lindsey is c/o The Endeavors Group, LLC, 9100 N. Swan Road, Milwaukee, Wisconsin 53224.

(12)	Consists of 360,672 shares of common stock and 17,000 shares of common stock issuable upon the exercise of options.

(13)	Consists of 351,832 shares of common stock and 4,080 shares of common stock issuable upon the exercise of options.

(14)	The address of Mr. Balog is 127 Dixon Road, Rome, New York 13440-1403.

(15)	The investment decisions of 780 TomoTherapy Partners are made by Michael E. Skindrud, managing partner, and Richard J. Bliss, managing partner. Each of Mr. Skindrud and Mr. Bliss disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. The address of the foregoing individuals and entity is c/o Godfrey & Kahn, S.C., 1 East Main Street, Suite 500, Madison, Wisconsin 53703.

(16)	Consists of 177,480 shares of common stock and 7,480 shares of common stock issuable upon the exercise of options. Mr. Murray’s address is 16 Portchester Close, Tauranga, New Zealand 3001.

(17)	Consists of 178,160 shares of common stock and 1,360 shares of common stock issuable upon the exercise of options.

(18)	Consists of 54,400 shares of common stock and 72,080 shares of common stock issuable upon the exercise of options.

(19)	The address of Mr. Hanson is 3440 High Point Road, Madison, Wisconsin 53719.

(20)	The investment decisions of Richard D. Snyder Revocable Trust are made by Richard D. Snyder, Trustee. Mr. Snyder disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. The address of the foregoing individual and entity is 201 S. Main Street, Suite 1000, Ann Arbor, Michigan 48104.

(21)	Consists of 68,000 shares of common stock and 12,240 shares of common stock issuable upon the exercise of options.

(22)	Consists of 57,936 shares of common stock and 20,400 shares of common stock issuable upon the exercise of options.

(23)	The address of Mr. and Mrs. Kelly is 1007 Hillside Avenue, Madison, Wisconsin 53705.

(24)	Consists of 71,095 shares of common stock and 723 shares of common stock issuable upon the exercise of warrants. The address of Ms. Ross is 150 East Gilman Street, Post Office Box 1497, Madison, Wisconsin 53701.

(25)	Consists of 69,700 shares of common stock issuable upon the exercise of options.

(26)	The investment decisions of Allan A. Weissburg Revocable Trust are made by Allan A. Weissburg, Trustee. Mr. Weissburg disclaims such beneficial ownership, except to the extent of his pecuniary interest therein. The address of the foregoing individual and entity is 11502 Hemingway Drive, Reston, Virginia 20194.

(27)	Each of these selling stockholders is selling less than 60,000 shares of common stock, and all such persons beneficially own, in the aggregate, less than 1% of our common stock.

(28)	Consists of 70,924 shares of common stock held by Dr. Robertson, 405,027 shares of common stock held by Frederick A. Robertson III as Trustee of the Frederick A. Robertson III 2007 Grantor Retained Annuity Trust dated February 7, 2007, and 362,056 shares of common stock issuable to Dr. Robertson upon the exercise of options.

(29)	Consists of 1,140,224 shares of common stock held by Cosmic Debris Limited Partnership, 1,290,524 shares of common stock held by Mr. Reckwerdt, and 33,999 shares of common stock issuable to Mr. Reckwerdt upon the exercise of options. The investment decisions of Cosmic Debris Limited Partnership are made by Mr. Reckwerdt, Managing General Partner. Mr. Reckwerdt disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

(30)	Consists of 212,623 shares of common stock held by Stephen C. Hathaway and Elaine M. Hathaway, Trustees of the Hathaway Revocable Trust dated February 10, 2005, 85,000 shares footnotes continued on following page

held by the Stephen C. Hathaway Grantor Retained Annuity Trust, 85,000 shares held by the Elaine M. Hathaway Grantor Retained Annuity Trust, and 20,400 shares of common stock issuable to Mr. Hathaway upon the exercise of options. The investment decisions of the Hathaway Revocable Trust, the Stephen C. Hathaway Grantor Retained Annuity Trust, and the Elaine M. Hathaway Grantor Retained Annuity Trust are made by Mr. Hathaway. Mr. Hathaway disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

(31)	Consists of 27,200 shares of common stock and 40,969 shares of common stock issuable upon the exercise of options.

(32)	Consists of 170,400 shares of common stock and 129,370 shares of common stock issuable upon the exercise of options.

(33)	Consists of 387,872 shares of common stock and 17,000 shares of common stock issuable upon the exercise of options.

(34)	Consists of 68,169 shares of common stock issuable upon the exercise of options.

(35)	Consists of 2,396,439 shares of common stock and 33,999 shares of common stock issuable upon the exercise of options.

(36)	Consists of 4,213,065 shares of common stock held by The Endeavors Group, LLC and 40,800 shares of common stock issuable upon the exercise of options held by The Endeavors Group, LLC. Together with Kevin L. Lindsey, Mr. Cudahy is one of two managing members of The Endeavors Group, LLC and, by virtue of his position, may be deemed to be the beneficial owner of the securities. Mr. Cudahy disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(37)	Consists of 17,027 shares of common stock and 54,400 shares of common stock issuable upon the exercise of options.

(38)	Consists of 2,776,426 shares of common stock held by Venture Investors Early Stage Fund III Limited Partnership, 1,641,193 shares of common stock held by Venture Investors Early Stage Fund II Limited Partnership, 1,409,894 shares of common stock held by Advantage Capital Wisconsin Partners I Limited Partnership, 21,657 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund III Limited Partnership, 9,930 shares of common stock issuable upon the exercise of options held by Advantage Capital Wisconsin Partners I Limited Partnership and 9,211 shares of common stock issuable upon the exercise of options held by Venture Investors Early Stage Fund II Limited Partnership. Venture Investors, LLC is the sub-managing agent of Advantage Capital Wisconsin Partners I Limited Partnership, and the general partner of Venture Investors Early Stage Fund II Limited Partnership and Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are taken collectively by six managers, including Mr. Neis. Each such manager and Mr. Neis disclaim such beneficial ownership except to the extent of his pecuniary interest therein. The address of Mr. Neis is c/o Venture Investors, LLC, 505 South Rosa Road, #201, Madison, Wisconsin 53719.

(39)	Consists of 27,200 shares of common stock issuable upon exercise of options.

(40)	Consists of 27,200 shares of common stock issuable upon exercise of options.

(41)	Consists of 11,500 shares of common stock and 17,200 shares of common stock issuable upon exercise of options.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, and no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

License Agreement with Wisconsin Alumni Research Foundation

We license significant technology incorporated in the Hi Art system from Wisconsin Alumni Research Foundation, or WARF, under a license agreement dated February 22, 1999. As of the date of this prospectus, WARF beneficially owns 3.5% of our outstanding shares of common stock on an as-converted basis. Under the license agreement, WARF granted us an exclusive license to use various patents related to methods and apparatus for radiation therapy to produce medical applications of all types. At the time of the execution of our license, WARF had an existing license agreement with NOMOS Corporation for several of the same patents. Our license with WARF is exclusive except for these prior rights granted to NOMOS. Under its agreement with WARF, NOMOS is only permitted to exploit the licensed technology to create products in the medical imaging field, and produce add-on accessories and software designed to operate in conjunction with a constrained rotation linear accelerator made by a third party. NOMOS is not permitted to use the licensed patents to produce and sell their own fully integrated radiation therapy system and does not directly compete with us. NOMOS may, however, produce add-on devices that can be incorporated into third party systems, which may reduce the need for a customer to upgrade to the Hi Art System and adversely affect our business in the future. Under the license agreement, we agreed to establish and actively pursue a development plan (previously submitted to and approved by WARF) to use the licensed patents to create products for sale in the retail market.

In consideration for the license, we agreed to pay a license fee, a portion of which was already paid under the terms of a prior license agreement. In addition, we agreed to reimburse WARF for 80% of the actual costs WARF incurred in filing, prosecuting and maintaining the licensed patents. For the balance of the license fee and in respect of our reimbursement obligations, in lieu of a cash payment, we issued 644,640 shares of our common stock to WARF under the terms of a separate equity agreement entered into concurrently with the license agreement. In addition to the license fees above, we agreed to pay earned royalties based on the number of products we sell or lease that use the inventions claimed in the licensed patents. We also agreed to a minimum royalty payment if a certain number of sales are not made each year. Since 2004, we have sold enough machines each year such that the earned royalty has exceeded the minimum royalty. We expensed payments to WARF totaling $504,000 in 2004, $672,000 in 2005, $1,272,000 in 2006 and $600,000 for the six months ended June 30, 2007.

The license agreement will terminate if either (1) no licensed patent remains an enforceable patent, or (2) the earned royalties cease for more than eight consecutive quarters. We may also terminate the agreement at any time by giving at least 90 days prior written notice to WARF. If we default in the timely payment of any fees due or the timely submission of a development report, fail to actively pursue the development plan, or commit any breach of any other covenant, and fail to remedy any such breach of default within 90 days, or if we commit any act of bankruptcy or become insolvent, WARF may terminate the agreement.

WARF is primarily responsible for enforcing and defending the licensed patents. In the event that we believe there is an infringement of any of the licensed patents, we may provide WARF with written notice of such infringement and WARF has the right to determine the best course of action. If WARF reaches a settlement that includes granting a license for the relevant patents, the license must be in the form of a sublicense from us. If we are asked by WARF to take or join in any action against a potential infringer, we are entitled to reimbursement of our reasonable expenses only after WARF has been reimbursed for its reasonable expenses. If WARF does not take any action within six months of receiving our notice, we may request that WARF do so and WARF is obligated to comply if we reimburse WARF for half of its actual expenses incurred in bringing any action.

Financing Transactions

Original rounds of financing.  Since our founding, we have raised capital through multiple rounds of financing. Between 1999 and 2005, we raised capital through sales of our Series A, B, C and D shares of preferred stock. Each share of preferred stock automatically converted into shares of common stock upon the closing of the initial public offering. Prior to the issuance of the Series D preferred stock, we instituted a 50-to-1 stock split applicable to all outstanding shares. Prior to the issuance of Series E preferred stock, described in detail below, we instituted a four-to-one stock split applicable to all outstanding shares.

Issuance of Series E preferred stock.  In December 2005, we sold an aggregate of 2,356,435 shares of Series E preferred stock at a price per share of $5.94 for an aggregate purchase price of $14.0 million. Each share of Series E preferred stock automatically converted into one share of common stock upon the closing of our initial public offering. Of these 2,356,435 shares of Series E preferred stock, an aggregate of 1,308,010 shares were sold to the following directors, officers and holders of more than five percent of our voting securities at that time:

		Shares of Common
		Stock Issued
		Upon Conversion
	Aggregate	of the Series E
	Purchase Price	Preferred Stock

Ascension Health	$399,922	67,325
The Endeavors Group, LLC	5,767,600	970,784
Open Prairie Ventures I, L.P.	999,996	168,316
Stephen C. Hathaway	20,200	3,400
John J. McDonough	83,337	14,027
Cary J. Nolan	499,998	84,158

Issuance of Contingent Common Stock

Under the investment agreement for our Series A preferred stock, our founders and the holders of the Series A preferred stock were entitled to receive an aggregate of 1,288,669 shares of common stock upon the closing of an initial public offering. This number is based on the original number of shares of Series A preferred stock issued multiplied by 2.86. In February 2007, our board of directors approved the issuance of these shares in full satisfaction of this right. Based on the allocation set forth in the investment agreement, the shares were issued in April 2007 as follows:

•	429,541 shares issuable to Avalon Technology, LLC;

•	214,794 shares issuable to Venture Investors Early Stage Fund II Limited Partnership;

•	322,167 shares issuable to T. Rockwell Mackie; and

•	322,167 shares issuable to Paul J. Reckwerdt.

Sales of our Equity Securities

In October 2006, the Chairman of our Board, T. Rockwell Mackie, sold an aggregate of 190,400 shares of common stock to two individuals, and our President, Paul Reckwerdt, sold 190,400 common shares to one individual, in each case, at a price per share of $6.75 resulting in an aggregate proceeds of $1.3 million to each seller. All necessary waivers from us and holders of our preferred stock were obtained prior to these transactions.

Registration Rights

Certain of our shareholders holding an aggregate of 24,316,020 shares of our common stock have registration rights under our amended and restated investment agreement. In addition, holders of warrants to purchase 7,222 shares of our common stock will be entitled to register the shares acquired by them upon the exercise of their warrants. Upon the completion of this offering, the holders of up to 17,862,470 shares of our common stock and the holders of warrants to purchase 7,222 shares of our common stock, will have the right to require registration of the shares held by them or acquired by them upon the exercise of their warrants. The security holders entitled to registration rights include the following directors, officer and holders of more than five percent of our voting securities and their affiliates: Avalon Technology, LLC; The Endeavors Group, LLC; entities affiliated with Venture Investors LLC; Paul J. Reckwerdt; and Stephen C. Hathaway.

Demand registration rights.  Subject to the limitations agreed to by substantially all of our shareholders of the lock-up agreements described in “Underwriting — Lock-Up Agreements”, at any time following the closing of this offering, we may be required to file a registration statement in respect in respect of shares of common stock held by our former preferred shareholders. Under our investment agreement, a majority of such shareholders may require us to register shares of common stock held by them up to three times, except that such shareholders may demand an unlimited number of registrations on Form S-3. This offering has been deemed one of the three registrations that we may be required to undertake, other than registrations on Form S-3, under our investment agreement.

Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. In the event that the managing underwriter advises the registering shareholders in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the number of shares that may be included in the underwriting will be allocated among all the shareholders seeking to include shares in the registration statement on a pro rata basis based on the number of registrable securities sought to be registered by all such shareholders. The number of shares to be included by our shareholders entitled to registration rights shall not be reduced unless all other securities held by our other shareholders are first entirely excluded from the underwriting and registration.

Piggyback registration rights.  Under our investment agreement, holders of registrable securities are entitled to 30 days’ prior notice before we file any registration statement in the future and have the right to request that we include their shares in such registration statement. If the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the number of common shares that may be included in the registration and underwriting shall be allocated among all registration right holders in proportion to the respective amounts of common shares held by such registration right holders at the time of the filing of the registration statement.

Termination.  All registration rights granted to holders of registrable securities terminate on such date after the closing of this offering as all common shares held or entitled to be held upon conversion by such holder may immediately be sold under Rule 144 under the Securities Act during any 90-day period.

Expenses.  We will pay all expenses in carrying out the above registrations, including the fees and expenses of one counsel to the selling shareholders.

Amendment and waiver in connection with this offering.  The parties to the investment agreement have amended and/or waived certain provisions of the agreement for purposes of this offering only. As a result, we offered the opportunity to include shares of common stock in the registration statement for this offering to shareholders holding shares acquired prior to our initial public offering and those shareholders, option holders or warrantholders holding shares that were issued or are issuable upon the exercise of options or warrants that vested prior to or on August 31, 2007, in addition to those who were entitled to registration rights under the investment agreement. However, the percentage of shares offered by shareholders who are not entitled to registration rights under the investment agreement may not exceed 30%. For purposes of this offering, if the managing underwriter advises in writing that marketing factors require a limitation on the number of shares that can be included in the registration statement, the number of shares that may be included in the registration statement and the underwriting will be allocated among the selling shareholders in proportion to the respective amount of shares held by the selling shareholders that are registrable under the investment agreement, were acquired prior to our initial public offering, or were issued or are issuable upon the exercise of options or warrants that vested prior to or on August 31, 2007. In the event of such a limitation on the number of shares to be included in the registration statement, the requirement that all securities held by shareholders who are not entitled to registration rights under the investment agreement be excluded from the offering before any securities held be shareholders entitled to registration rights are excluded has been waived for purposes of this offering.

Agreements with Directors and Officers and Certain Shareholders

Cudahy Aircraft Agreement

We entered into an agreement for the periodic use of aircraft and flight crew services with Cozzens and Cudahy Air Inc., a company owned in part by Michael Cudahy, one of our directors. The agreement became effective on April 25, 2005, and provides for an initial term of one year and automatically renews on a month-to-month basis, unless terminated by either party upon thirty days’ written notice. Under the agreement, we make use of Mr. Cudahy’s aircraft and are required to pay all relevant expenses in connection with our use and operation of the aircraft. In connection with this agreement, we paid $25,000 in 2004, $38,000 in 2005, $19,000 in 2006 and $7,000 in the six months ended June 30, 2007.

Stock Option Grant.

We have granted options to purchase shares of our common stock to certain employees, directors, and advisors. See “Management — Director Compensation,” “Compensation Discussion and Analysis” and “Management — Option Grants in Last Fiscal Year.”

Exculpation, Indemnification and Insurance.

We intend to enter into indemnification agreements with each of our directors and executive officers prior to the completion of this offering. See “Management — Limitations of Directors’ Liability and Indemnification Agreements.”

Review and Approval of Related Transactions

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

In general, our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable and no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described above met this policy standard at the time they occurred.

DESCRIPTION OF CAPITAL STOCK

We have authorized 200,000,000 shares of common stock and 10,000,000 shares of preferred stock for issuance. The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated articles of incorporation and amended and restated bylaws. This description is only a summary. For more detailed information, you should refer to our amended and restated articles of incorporation and bylaws, and to the applicable provisions of Wisconsin law.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. Under the Wisconsin Business Corporation Law, however, shareholders of a Wisconsin corporation, such as us, are personally liable for claims of employees for services prior to June 14, 2006, not to exceed six months services in any one case. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority to issue from time to time shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the designation, powers, privileges and rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

The effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying, deferring or preventing changes in our control or management.

Warrants

As of June 30, 2007, we had 7,222 warrants outstanding at an exercise price of $1.84 per share. The warrants may be exercised at any time prior to February 2009. Certain of the holders of these warrants have registration rights that are outlined below under the heading “Transactions with Related Persons, Promoters and Control Persons — Registration Rights.”

Anti-Takeover Effects of Provisions of Wisconsin Law, Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated articles of incorporation and amended and restated bylaws, and Wisconsin law contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our shareholders might consider favorable. The following is a summary of these provisions.

Authorized but Unissued Shares of Preferred Stock and Common Stock

The ability to issue authorized but unissued shares of preferred stock and to establish the relative designation, powers, preferences and rights of each series of preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control of our company or removal of our incumbent directors or management.

Our board of directors also may approve the issuance of authorized but unissued shares of our common stock without further action by our shareholders, unless such action is required in a particular case by applicable laws or regulations or by the Nasdaq Stock Market, Inc. or any other stock exchange upon which our common stock may then be listed. Our shareholders do not have the preemptive right to purchase or subscribe to any additional shares of common stock that we may issue. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate acquisitions of other businesses. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to our management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of candidates for election to the board of directors, other than nominations made by us. In most circumstances, a shareholder must provide notice of any proposed business or director nominations at least 90 calendar days and not more that 120 calendar days before the one-year anniversary date of our proxy statement in connection with the previous year’s annual meeting of shareholders. The notice must also include descriptions of certain matters as set forth in our bylaws. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations or candidates or proposals regarding other business to be conducted at an annual or special meeting, our bylaws may have the effect of precluding certain actions at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Inability of Shareholders to Act by Less than Unanimous Written Consent; Special Meetings

Our shareholders may act only by unanimous written consent in lieu of a meeting. Our amended and restated bylaws further provide that special meetings of shareholders may be called only by a majority of our board of directors or our Chief Executive Officer upon demand of the holders of record of shares representing ten percent of our outstanding shares of common stock or as otherwise required by law. These provisions may lengthen the amount of time required to take shareholder actions. As a result, a shareholder or group of shareholders that controls a majority of our common stock would not be able to amend our bylaws or remove directors except at a shareholders’ meeting.

Classified Board of Directors and Related Provisions

Our amended and restated bylaws provide that our board of directors will be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual shareholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by resolution of our board of directors. Our amended and restated bylaws also provides that directors may be removed only for “cause” and by the shareholders entitled to vote generally in the election of directors. This provision, in conjunction with the provisions of our amended and restated bylaws authorizing our board of directors to fill vacancies on the board by majority vote, will prevent shareholders from removing incumbent directors without cause and filling the vacancies with other persons.

Voting Requirements on Amending our Amended and Restated Bylaws or our Amended and Restated Articles of Incorporation

Our amended and restated bylaws provide that amendments of our bylaws must be approved by either our shareholders at a regular or special shareholders’ meeting or our board of directors. Our amended and restated articles of incorporation can be amended in accordance with the Wisconsin Business Corporation Law.

Wisconsin Business Corporation Law

We are subject to the provisions of the Wisconsin Business Corporation Law.

Business Combination Statute.  Wisconsin law regulates a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.”

A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

Following completion of this offering, we will be considered a resident domestic corporation for purposes of these statutory provisions.

An “interested shareholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.

Under Wisconsin law, a resident domestic corporation cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition.

A resident domestic corporation may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The Wisconsin law also provides that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control share voting restrictions.  Under Wisconsin law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares.

Defensive action restrictions.  Wisconsin law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

Nasdaq Global Market

Our common stock is quoted on the Nasdaq Global Market under the symbol “TTPY”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could reduce then prevailing market prices. Furthermore, since a substantial number of our shares are subject to a lock-up as described below, sales of substantial amounts of our common stock in the public market after the lock-up period expires could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Eligibility of Restricted Shares for Resale in the Public Markets

As of August 31, 2007, we had 49,161,801 shares of common stock outstanding, of which 14,070,063 shares were freely tradable without restriction. Upon completion of this offering, the 8,500,000 shares of common stock sold in this offering by the selling shareholders will also be freely tradable without restriction. In connection with our recent initial public offering, holders of approximately 98.4% of our outstanding shares, including all of our directors and officers, executed lock-up agreements which are due to expire on November 5, 2007, but that are currently expected to expire on November 17, 2007 as a result of an extension of the lock-up period due to our anticipated earnings release on October 30, 2007. The lock-up agreements executed in connection with our recent initial public offering by the selling shareholders named in this prospectus will be released solely with respect to the shares being sold in this offering upon the closing of this offering. The selling shareholders named in this prospectus and all of our directors and officers, holding in the aggregate 24,460,943 shares of common stock, representing 49.4% of our common stock outstanding following this offering, have signed new lock-up agreements for a period of 90 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. In addition, the holders of options to purchase 1,353,066 shares (out of a total of vested options to purchase 1,886,328 shares as of June 30, 2007) have executed similar lock-up agreements. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and without notice, release all or any portion of the shares subject to lock-up agreements. The following chart shows when we expect that the remaining approximately 26.8 million shares that were not sold in the initial public offering or in this offering will be available for resale in the public markets.

Number of Shares/ Percentage of Total Outstanding	Date of Availability for Resale into the Public Market

2.1 million/4.3%	November 17, 2007 (after extension due to an anticipated earnings release as described above)
23.9 million/48.6%	90 days after the date of this prospectus
0.8 million/1.6%	Later than 90 days after the date of this prospectus

The shares underlying options and warrants will become available for resale into the public markets as described below under “— Stock Options” and “— Warrants”.

Lock-up Agreements

The holders of 24,460,943 shares of our common stock, representing 49.4% of our of common stock outstanding following this offering, consisting of all of the selling shareholders named in this prospectus and all of our directors and officers, have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 90 days after the date of this prospectus. Those 24,460,943 shares represent 91.1% of the approximately 26.8 million shares that will not be freely tradable following the closing of this offering. In addition, the holders of options to purchase 1,353,066 shares, out of a total of vested options to purchase 1,886,328 shares as of June 30, 2007, have signed similar lock-up agreements. We have also agreed that we will not issue, sell or offer to sell any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 90 days after the date of this prospectus, other than shares of common stock or stock options issued under our incentive stock plans. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

The 90-day restricted period described above will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day period. In either case, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The transfer restrictions in the lock-up agreements by our officers, directors and certain other shareholders described above are subject to the following exceptions:

•	transactions relating to shares of common stock or other securities acquired in open market transactions, unless such transaction would result in the filing of any reports pursuant to Section 16 of the Securities Exchange Act of 1934;

•	bona fide gifts (which shall include, in the case of an individual, a gift occurring at death by will or intestacy, and transfers during lifetime to a trust or other entity for bona fide estate planning or tax purposes); and

•	distributions to limited partners or shareholders or transfers to controlled or controlling entities or entities under common control, provided that in the case of any transfer or distribution pursuant to this or the immediately preceding bullet point, each donee, distributee or other transferee shall enter into a similar lock-up agreement.

In addition to the lock-up agreements signed as part of this offering, in connection with our recent initial public offering, holders of approximately 99.5% of our outstanding shares as of the date of our initial public offering, including all of our directors and officers, executed lock-up agreements which were originally due to expire on November 5, 2007, but that are currently expected to expire on November 17, 2007 as a result of an extension of the lock-up period due to our anticipated earnings release on October 30, 2007. In addition, the holders of options to purchase 1,450,463 shares (out of a total of vested options to purchase 2,069,862 shares as of March 31, 2007) executed lock-up agreements in connection with our recent initial public offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion and without notice, release all or any portion of the shares subject to these lock-up agreements. The lock-up agreements executed in connection with our recent initial public offering by the selling shareholders named in this prospectus will be released solely with respect to the shares being sold in this offering upon the closing of this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or an affiliate of us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then-outstanding shares of common stock, which equals approximately 494,142 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates that are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, to the extent not subject to lock-up agreements, were entitled to resell such shares 90 days thereafter in reliance on Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises occurring after an issuer’s initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to applicable lock-up agreements, and beginning 90 days after the date of an issuer’s initial public offering, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

As of June 30, 2007, we had granted options to purchase a total of 13,746,550 shares of common stock, of which 6,963,215 shares were outstanding and 1,886,328 shares were vested and exercisable. An additional 2,239,988 shares of common stock were available for future option grants under our 2007 Equity Incentive Plan. The shares issuable upon exercise of these options are freely tradable without restriction except for 1,353,066 shares subject to lock-up agreements, and Rule 144 volume limitations applicable to affiliates. We have registered on Form S-8 an aggregate of 9,237,831 shares of common stock reserved for issuance upon the exercise of stock options granted under our stock option and equity incentive plans.

Warrants

As of June 30, 2007, there were 7,222 outstanding warrants to purchase shares of our common stock at an exercise price of $1.84 per share. The warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Certain of the holders of the warrants have registration rights that are outlined below under the heading “Registration Rights.”

Registration Rights

Upon the completion of this offering, the holders of up to 17,862,470 shares of common stock and warrants to purchase shares of common stock are entitled to request that we register their shares for resale under the Securities Act and these shareholders and warrant holders also have the right to include their shares in a registration statement for any public offering we undertake in the future subject, in each case, to cutback for marketing reasons. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material United States federal income and estate tax considerations applicable to a non-U.S. holder with respect to such holder’s acquisition, ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the United States federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (A) if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing, proposed and temporary United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in each case as in effect and available as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus.

This description addresses only the United States federal income tax considerations of non-U.S. holders that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital assets. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of United States state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	real estate investment companies, regulated investment companies or grantor trusts;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	holders that own or are deemed to own more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons that received our common stock as compensation for performance of services;

•	persons that have a functional currency other than the United States dollar; and

•	certain former citizens or residents of the United States.

Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the acquisition, ownership, or disposition of our common stock.

We urge you to consult with your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in our common stock and thereafter as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, distributions of cash or property (other than certain distributions of our common stock, if any, distributed pro rata to all our common stock holders) paid to you will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable United States income tax treaty. U.S. holders are urged to consult your own tax advisor regarding your entitlement to benefits under a relevant United States income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits as determined under U.S. federal income tax principles, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Except as may be otherwise provided in an applicable United States income tax treaty, if you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If you are a foreign corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

To claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” if you are a non-U.S. holder, you will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and if an applicable United States income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by you), in which case you generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons and, if you are a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or disposition and certain other conditions are met, in which case you will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by your U.S. source capital losses, if any.

Status as a United States Real Property Holding Corporation

If you are a non-U.S. holder, under certain circumstances, gain recognized on the sale, exchange or other disposition of, and certain distributions in excess of basis with respect to, our common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been, at any time during the shorter of (i) your holding period of our common stock or (ii) the five-year period ending on the date of such sale, exchange or other disposition (or distribution in excess of basis) a “United States real property holding corporation” for United States federal income tax purposes, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a United States real property holding corporation and the foregoing exception does not apply, then, if you are a non-U.S. holder, a purchaser may withhold 10% of the proceeds payable to you from a sale of our common stock, and you generally will be taxed on the net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons. Generally, a corporation is a United States real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will be considered United States situs assets and will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock made within the United States, or by a United States payor or United States middleman, to a holder of common stock, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common stock within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate currently is 28%.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholders, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total	8,500,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sale of shares to be purchased by the underwriters are conditioned on one another.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us and the selling shareholders that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may allow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $540,000 and are payable by TomoTherapy Incorporated.

Overallotment Option

The selling shareholders have granted an option to the underwriters to purchase up to 1,275,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the holders of 24,460,943 shares of common stock, representing 49.4% of our common stock outstanding after this offering, consisting of all of the selling shareholders named in this prospectus and all of our officers and directors, have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, the holders of options to purchase 1,353,066 shares, out of a total of vested options to purchase 1,886,328 shares as of June 30, 2007, have signed similar agreements. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earning release or material news or a material event relating to its business occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived in writing by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

NASDAQ Listing

Our common stock trades on the Nasdaq Global Market under the symbol “TTPY.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating electronic distributions for this offering to certain of their electronic subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated Internet sites is not part of this prospectus.

Other Relationships

BVP I Affiliates Fund Limited Partnership and Baird Venture Partners I Limited Partnership, each affiliates of Robert W. Baird & Co. Incorporated, own 177,307 shares and 253,788 shares of our common stock, respectively. The underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they will receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock we are offering and other legal matters concerning this offering will be passed upon for us by Michael Best & Friedrich LLP, Milwaukee, Wisconsin. Legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and the related registration statements, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Virchow Krause Valuation, LLC, acted as an independent third party evaluator and provided a valuation of the fair value of our common stock as of December 29, 2005, March 31, 2006, December 31, 2006 and March 31, 2007 and of the fair value of our preferred stock as of December 31, 2005 and 2006, in each case in connection with the preparation of our audited financial statements for the years ended December 31, 2005 and 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information about us and this offering, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Our SEC filings are also available to the public at our website at http://www.tomotherapy.com under “Investor Relations-SEC Filings.”

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above.

TomoTherapy Incorporated

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
TomoTherapy Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of TomoTherapy Incorporated and Subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, temporary equity and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. In addition, as discussed in Note A to the consolidated financial statements effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Staff Position 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

/s/  Grant Thornton LLP

Madison, Wisconsin
March 21, 2007 (except for stock split disclosures in Notes A and J, as to which the date is May 8, 2007 and the April 15, 2007 subsequent event item in Note I, as to which the date is April 15, 2007)

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 31,	December 31,	June 30,
	2005	2006	2007
			(unaudited)

ASSETS
Cash and cash equivalents	$30,396	$20,137	$189,319
Accounts receivable	14,235	19,050	33,112
Inventories	28,283	40,026	56,115
Deferred tax assets	—	5,982	4,196
Prepaid expenses and other current assets	838	1,014	1,603

Total current assets	73,752	86,209	284,345
Property and equipment, net	6,656	15,469	17,614
Test systems, net	1,769	5,349	5,601
Intangible assets, net	126	472	467
Deferred tax assets	—	1,815	2,258

Total assets	$82,303	$109,314	$310,285

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Accounts payable	$7,342	$13,960	$14,044
Customer deposits	38,187	23,103	24,520
Deferred revenue	11,094	20,204	25,265
Accrued expenses	6,414	12,667	13,671
Accrued warranties	2,923	5,307	5,548
Convertible preferred stock warrant liability	—	3,522	—

Total current liabilities	65,960	78,763	83,048
Other non-current liabilities	1,347	2,005	2,628

Total liabilities	67,307	80,768	85,676
COMMITMENTS AND CONTINGENCIES (Note D)
TEMPORARY EQUITY
Redeemable convertible preferred stock, $1 par value, 25,686,898 shares authorized at December 31, 2005 and 2006; zero authorized at June 30, 2007 (unaudited); 25,221,239 shares issued and outstanding at December 31, 2005 and 2006; zero issued and outstanding at June 30, 2007 (unaudited); Liquidation amount: $49,822 and $52,587 at December 31, 2005 and 2006; zero at June 30, 2007 (unaudited)	166,402	212,663	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $1 par value, zero shares authorized at December 31, 2005 and 2006; 10,000,000 shares authorized at June 30, 2007 (unaudited); zero shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 (unaudited)	—	—	—
Common stock, $.01 par value, 44,425,147, 47,689,147 and 200,000,000 shares authorized at December 31, 2005 and 2006 and June 30, 2007 (unaudited); 8,437,897, 9,264,291 and 49,062,043 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 (unaudited)	84	93	491
Additional paid-in capital	1,013	1,771	644,654
Treasury stock, 1,632 shares at cost	—	—	—
Accumulated other comprehensive loss	—	—	(102)
Accumulated deficit	(152,503)	(185,981)	(420,434)

Total shareholders’ equity (deficit)	(151,406)	(184,117)	224,609

TOTAL LIABILITIES, TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY (DEFICIT)	$82,303	$109,314	$310,285

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Revenue	$45,460	$75,754	$156,102	$59,331	$94,878
Cost of revenue	28,078	50,047	102,653	42,200	58,543

Gross profit	17,382	25,707	53,449	17,131	36,335

Operating expenses:
Research and development	6,492	11,372	21,397	7,864	14,847
Selling, general and administrative	7,827	14,197	23,119	8,973	17,718

Total operating expenses	14,319	25,569	44,516	16,837	32,565

Income from operations	3,063	138	8,933	294	3,770
Other income (expense), net	(31)	179	(1,202)	(758)	1,172

Income (loss) before income tax and cumulative effect of change in accounting principle	3,032	317	7,731	(464)	4,942
Income tax expense (benefit)	151	78	(7,184)	(3,365)	1,709

Income before cumulative effect of change in accounting principle	2,881	239	14,915	2,901	3,233
Cumulative effect of change in accounting principle	—	—	(2,140)	(2,140)	—

Net income	2,881	239	12,775	761	3,233
Accretion of redeemable convertible preferred stock	(41,960)	(68,075)	(46,253)	(31,803)	(237,582)

Net loss attributable to common shareholders	$(39,079)	$(67,836)	$(33,478)	$(31,042)	$(234,349)

Net loss per share attributable to common shareholders
Basic and diluted	$(5.40)	$(8.48)	$(3.78)	$(3.55)	$(10.71)

Weighted average common shares used in computing net loss per share attributable to common shareholders
Basic and diluted	7,234	7,996	8,856	8,752	21,872

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY
AND SHAREHOLDERS’ EQUITY (DEFICIT)
(In thousands)

			Shareholders’ Equity (Deficit)
							Accumulated
	Redeemable Convertible				Additional		Other		Total
	Preferred Stock		Common Stock		Paid-in	Unearned	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Deficit	Equity (Deficit)

Balance at December 31, 2003	18,897	$35,597	6,909	$69	$816	$(1)	$—	$(45,588)	$(44,704)
Accretion of preferred stock to redemption value	—	41,960	—	—	—	—	—	(41,960)	(41,960)
Exercise of stock options	—	—	559	6	31	—	—	—	37
Grant of compensatory options	—	—	—	—	25	(25)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	26	—	—	26
Sale of Series D preferred stock and conversion of notes payable	3,808	6,677	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	2,881	2,881

Balance at December 31, 2004	22,705	84,234	7,468	75	872	—	—	(84,667)	(83,720)
Accretion of preferred stock to redemption value	—	68,075	—	—	—	—	—	(68,075)	(68,075)
Exercise of stock options	—	—	970	9	141	—	—	—	150
Exercise of preferred stock warrants	160	182	—	—	—	—	—	—	—
Sale of Series E preferred stock	2,356	13,911	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	239	239

Balance at December 31, 2005	25,221	166,402	8,438	84	1,013	—	—	(152,503)	(151,406)
Accretion of preferred stock to redemption value	—	46,253	—	—	—	—	—	(46,253)	(46,253)
Exercise of stock options	—	—	826	9	970	—	—	—	979
Compensation expense related to stock options	—	—	—	—	232	—	—	—	232
Reclassification of warrants to liabilities	—	—	—	—	(444)	—	—	—	(444)
Issuance costs for Series E preferred stock	—	8	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	12,775	12,775

Balance at December 31, 2006	25,221	212,663	9,264	93	1,771	—	—	(185,981)	(184,117)
Accretion of preferred stock to redemption value (unaudited)	—	237,582	—	—	—	—	—	(237,582)	(237,582)
Exercise of stock options (unaudited)	—	—	2,229	22	1,737	—	—	—	1,759
Exercise of preferred stock warrants (unaudited)	456	3,993	—	—	—	—	—	—	—
Issuance of contingent common shares (unaudited)	—	—	1,289	13	91	—	—	(104)	—
Compensation expense related to stock options (unaudited)	—	—	—	—	1,611	—	—	—	1,611
Reclassification of warrant liability to equity (unaudited)	—	—	—	—	165	—	—	—	165
Initial public offering (unaudited)	—	—	10,603	106	185,298	—	—	—	185,404
Conversion of redeemable convertible preferred stock (unaudited)	(25,677)	(454,238)	25,677	257	453,981	—	—	—	454,238
Comprehensive income (unaudited)
Currency translation adjustment (unaudited)	—	—	—	—	—	—	(102)	—	(102)
Net income (unaudited)	—	—	—	—	—	—	—	3,233	3,233

Comprehensive income (unaudited)	—	—	—	—	—	—	(102)	3,233	3,131

Balance at June 30, 2007 (unaudited)	—	$—	49,062	$491	$644,654	$—	$(102)	$(420,434)	$224,609

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Cash flows from operating activities:
Net income	$2,881	$239	$12,775	$761	$3,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	859	1,678	3,053	1,172	2,940
Noncash charge for stock compensation	26	—	232	13	1,611
Change in carrying value of convertible preferred stock warrants	—	—	3,078	2,310	108
Noncash charge for interest	44	—	—	—	—
Loss on disposal of property and equipment	—	—	100	5	9
Deferred income tax provision	—	—	(7,797)	(3,477)	1,343
Deferred rent and obligation to landlord	(15)	(16)	31	48	671
Gain on extinguishment of debt	—	—	(214)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,265)	(9,199)	(4,815)	(4,228)	(14,062)
Inventories	(7,561)	(12,543)	(11,743)	(2,053)	(16,089)
Prepaid expenses and other current assets	55	(553)	(176)	(4,293)	(589)
Accounts payable	3,191	2,087	6,618	3,243	84
Customer deposits	(7,429)	26,590	(15,084)	(12,834)	1,417
Deferred revenue	1,996	6,558	9,110	27,936	5,061
Accrued expenses	660	3,360	6,350	(716)	1,004
Accrued warranties	1,701	242	2,384	584	241

Net cash provided by (used in) operating activities	(6,857)	18,443	3,902	8,471	(13,018)
Cash flows from investing activities:
Purchase of property and equipment	(2,861)	(2,205)	(10,974)	(4,491)	(3,847)
Cost of test systems	(707)	(1,832)	(4,671)	—	(1,471)
Payments for intangible assets	—	(133)	(378)	(111)	(23)

Net cash used in investing activities	(3,568)	(4,170)	(16,023)	(4,602)	(5,341)
Cash flows from financing activities:
Proceeds from notes payable	—	—	900	900	—
Payments on notes payable	(66)	(70)	(25)	(7)	(48)
Proceeds from the issuance of preferred stock, net of issuance costs of $251 and $94 in 2004 and 2005, respectively	4,880	13,911	8	8	—
Proceeds from initial public offering	—	—	—	—	185,404
Proceeds from exercise of warrants	—	182	—	—	528
Proceeds from exercise of stock options	37	150	979	41	1,759

Net cash provided by financing activities	4,851	14,173	1,862	942	187,643
Effect of exchange rate changes on cash	—	—	—	—	(102)

Increase (decrease) in cash and cash equivalents	(5,574)	28,446	(10,259)	4,811	169,182
Cash and cash equivalents at beginning of period	7,524	1,950	30,396	30,396	20,137

Cash and cash equivalents at end of period	$1,950	$30,396	$20,137	$35,207	$189,319

Supplemental disclosure of cash flow information:
Interest paid	$15	$36	$97	$82	$198
Income taxes paid	—	205	172	—	674
Supplemental disclosure of noncash investing activities and financing activities:
Leasehold improvements funded by landlord	$368	$—	$—	$—	$—
Conversion of notes payable and accrued interest to preferred stock	1,797	—	—	—	—
Reclassification of preferred stock warrants to liability	—	—	444	444	—
Reclassification of preferred stock warrants to equity	—	—	—	—	3,630

The accompanying notes are an integral part of these consolidated statements.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TomoTherapy Incorporated, a Wisconsin corporation, (the “Company”) developed, manufactures and sells the TomoTherapy Hi Art system (the “System”), a radiation treatment system for the treatment of a wide variety of cancer types. The Company markets the System to hospitals and cancer treatment centers.

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Unaudited Financial Information

The accompanying unaudited consolidated balance sheet as of June 30, 2007, the consolidated statements of operations and cash flows for the six months ended June 30, 2006 and 2007 and the consolidated statements of temporary equity and shareholders’ equity (deficit) for the six months ended June 30, 2007 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s consolidated financial position as of June 30, 2007 and consolidated results of operations and cash flows for the six months ended June 30, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements as of and related to the six months ended June 30, 2006 and 2007 are unaudited. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Initial Public Offering (unaudited)

On May 8, 2007, the Company completed its initial public offering of common stock in which a total of 13,504,933 shares were sold at an issuance price of $19.00 per share. This included 2,901,973 shares sold by selling stockholders, 1,761,513 of which were purchased by the underwriters’ exercise of their overallotment option. The Company raised a total of $201.5 million in gross proceeds from the initial public offering, or approximately $185.4 million in net proceeds after deducting underwriting discounts and commissions of $14.1 million and estimated other offering costs of approximately $2.0 million. Upon the closing of the initial public offering, all shares of redeemable convertible preferred stock outstanding automatically converted into 25,676,856 shares of common stock and the remaining 10,039 of preferred stock warrants outstanding converted into options to purchase common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include those of TomoTherapy Incorporated and its wholly-owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents primarily consist of time deposits with banks. The balance in the

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s foreign cash accounts was $16,000, $114,000 and $189,000 at December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited), respectively.

Interest income was $88,000, $166,000 and $1,292,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Interest income was $783,000 and $1,397,000 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of these assets and liabilities approximate their respective fair values as of December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited).

Foreign Currency

The Company’s international subsidiaries use their local currencies as their functional currencies. For those subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to accumulated other comprehensive income (loss) within the statement of stockholders’ equity (deficit). Foreign currency transaction gains and losses are included as a component of other income (expense), net. Foreign currency transaction gains or losses were a loss of $27,000, a gain of $66,000 and a loss of $1.5 million for the years ended December 31, 2004, 2005 and 2006, respectively. Foreign currency transaction losses were $41,000 and $1.2 million for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s cash and cash equivalents are deposited with several major financial institutions. At times, deposits in these institutions exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

The products currently under development by the Company may require clearance by the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive the necessary clearance. If the Company were denied such clearance or such clearance was delayed, it could have a material adverse impact on the Company.

The Company currently depends on single-source suppliers for a number of the critical components necessary for the assembly of the System, including the gantry, the linear accelerator, the couch and the solid state modulator. If the supply of these components were to be disrupted or terminated, or if these suppliers were unable to supply the quantities of components required, the Company may have difficulty or be unable to find alternative sources for these key components. As a result, the Company may be unable to meet the demand for the System, which could have a material adverse impact on the Company.

Inventories

Components of inventory include raw materials, work-in-process and finished goods. Finished goods include in-transit systems that have been shipped to the Company’s customers, but are not yet installed and accepted by the customer. All inventories are stated at the lower of cost or market, cost determined by the first-in first-out (“FIFO”) method. The Company reduces the carrying value of its inventories for differences between the cost and estimated net realizable value, taking into consideration usage in the preceding twelve months, expected demand, technological obsolescence and other information. The Company records as a

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charge to cost of revenue the amount required to reduce the carrying value of inventory to net realizable value. As of December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited), the Company had provided an inventory reserve of $1.5 million, $5.3 million and $8.1 million, respectively. Costs associated with the procurement and warehousing of inventories, such as inbound freight charges and purchasing and receiving costs, are also included in the cost of revenue line item within the statements of operations.

Inventories consisted of the following (in thousands):

	December 31,	December 31,	June 30,
	2005	2006	2007
			(unaudited)

Raw materials	$13,344	$30,091	$38,248
Work-in-process	5,921	4,762	7,148
Finished goods	9,018	5,173	10,719

	$28,283	$40,026	$56,115

Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	December 31,	June 30,
	2005	2006	2007
			(unaudited)

Furniture and equipment	$3,122	$5,166	$6,242
Computer equipment	2,054	3,706	4,898
Computer software	1,257	1,522	4,648
Leasehold improvements	3,087	6,744	7,863
In process	—	3,202	303

	9,520	20,340	23,954
Less: Accumulated depreciation and amortization	(2,864)	(4,871)	(6,340)

Property and equipment, net	$6,656	$15,469	$17,614

Property and equipment are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Furniture and equipment	5 to 10 years
Computer equipment and software	3 to 7 years
Leasehold improvements	Lesser of useful life or the remaining lease term

Depreciation expense associated with property and equipment was $742,000, $1,018,000 and $1,930,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Depreciation expense was $739,000 and $1,693,000 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

Test Systems

Test systems include material, labor and overhead costs on the Hi Art systems used for internal testing and training purposes. These costs are amortized, on a straight-line basis over a three-year period.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Test systems consisted of the following (in thousands):

	December 31,	December 31,	June 30,
	2005	2006	2007
			(unaudited)

Test systems at cost	$2,539	$7,210	$8,160
Less: Accumulated amortization	(770)	(1,861)	(2,559)

Test systems, net	$1,769	$5,349	$5,601

Amortization expense associated with test systems was $117,000, $653,000 and $1,091,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Amortization expense was $423,000 and $1,219,000 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

Warranty Cost

The Company’s sales terms include a warranty that generally covers the first year of system operation and is based on terms that are generally accepted in the marketplace. The Company records a current liability for the expected cost of warranty-related claims at the time of sale. The following table presents changes in the Company’s product warranty liability (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2006	2007
			(unaudited)

Balance, beginning of the period	$2,681	$2,923	$2,923	$5,307
Charged to cost of revenue	6,119	10,138	3,850	4,900
Adjustments related to change in estimate	651	(244)	—	175
Actual product warranty expenditures	(6,528)	(7,510)	(2,721)	(4,834)

Balance, end of period	$2,923	$5,307	$4,052	$5,548

Stock Split

All prior period common and preferred stock amounts have been retroactively adjusted to reflect a four-for-one stock split in 2005 and a 1.36-for-one stock split in the form of a stock dividend effective on May 8, 2007.

Intangible Assets

The intangible assets are legal costs incurred to register patents which are capitalized when incurred and amortized on a straight-line basis over the estimated useful life of the related patent. The Company continuously evaluates whether events and circumstances have occurred that indicate the remaining useful life of the patents may warrant revision or that the remaining balance of the patents may not be recoverable. The cost and accumulated amortization for patents was $133,000 and $7,000, respectively, as of December 31, 2005, $511,000 and $39,000, respectively, as of December 31, 2006 and $533,000 and $66,000, respectively, as of June 30, 2007 (unaudited). The average remaining useful life of the patents as of December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited) was approximately 9.5, 8.9 and 8.5 years, respectively. As of December 31, 2006, amortization expense of the patents for each of the years 2007 through 2011 is estimated to be $54,000 and $202,000 thereafter.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment on Disposal of Long-lived Assets, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analysis necessarily involves significant judgment. No impairment losses were recorded on long-lived assets during the years ended December 31, 2005 and 2006 or the six months ended June 30, 2006 and 2007 (unaudited).

Accounts Receivable

The majority of the Company’s accounts receivable are due from hospitals and medical centers. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due in accordance with contract terms. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Revenue is recognized from system product sales, including sales to distributors, and related services when earned in accordance with Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition, and Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables. Revenue is recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. The Company requires evidence of a purchase order with a customer specifying the terms and conditions of the product or services to be delivered, typically in the form of a signed quotation or purchase order from the customer.

•	Title and risk of loss have been transferred to the customer. During the installation phase, each System is fully tested to confirm that it functions within operating specifications. Upon completion of the test procedures, the customer signs the acceptance test procedures document, or ATP, acknowledging acceptance of the system. Revenue for the sale of systems is recognized upon receipt of the signed ATP.

•	The sales price is fixed or determinable. All contract terms are fixed in the signed quotation or purchase order received from the customer. The contracts do not contain rights of cancellation, return, exchanges or refunds.

•	Collection is reasonably assured. Due to the fact that the Company’s sales are to hospitals and cancer treatment centers with significant resources, the Company considers accounts receivable to be fully collectible. In addition, the Company’s contracts generally require staged payments as follows: 10% to 30% down payment, 60% to 70% due upon shipment and 10% due upon final acceptance by the customer.

Payments received for products or services prior to shipment or prior to completion of the related services are recorded as customer deposits. Once a System has been shipped, the related deposits are transferred to deferred revenue until the criteria for revenue recognition are satisfied.

The Company recognizes revenue in connection with distributor sales of the System based on the distributor’s certification status. Once a distributor is certified by the Company to provide installation, testing, training and post-installation warranty services to end customers, the Company recognizes revenue upon shipment to that certified distributor as the Company no longer has any obligations to the distributor or the

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

end customer. Prior to a distributor achieving certification, the Company recognizes revenue upon receipt of the signed acceptance procedure document from the end customer. Distributors do not have any contractual right of return and the Company has not accepted any returns. As of December 31, 2006, the Company had only certified its Japanese distributor. As of June 30, 2007 (unaudited), the Company had also certified its distributor located in Taiwan.

The Company frequently enters into sales arrangements with customers that contain multiple elements or deliverables such as hardware and post-warranty maintenance services. Judgments as to the allocation of the proceeds received from an arrangement to the multiple elements, the determination of whether the undelivered elements are essential to the functionality of the delivered elements and the appropriate timing of revenue recognition are critical to ensure compliance with U.S. GAAP. The ability to establish the fair value of those elements could affect the timing of revenue recognition. For arrangements with multiple elements, the Company recognizes revenue for each element based on the fair value of the element provided when all other criteria for revenue recognition have been met. The fair value for each element provided in multiple element arrangements is determined by referencing historical pricing policies when the element is sold separately. Changes in our ability to establish the fair value for each element in multiple element arrangements could affect the timing of revenue recognition.

Revenue allocated to post-warranty maintenance on the System is recognized ratably over the term of the agreement, which ranges from twelve to thirty-six months.

In 2006, the Company began selling an optional software package. The selling price, cost and functionality of this software is incidental to the operation of the System itself. The Company recognizes revenue for this software product in accordance with SOP No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Agreements. The Company recognizes license revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the related receivable is reasonably assured and delivery of the product has occurred, provided that all other criteria for revenue recognition under SOP No. 97-2 have been met. Revenue earned on software arrangements involving multiple elements are allocated to each element based on vendor specific objective evidence (“VSOE”) of fair value, which is based on the price charged when the same element is sold separately. In instances when evidence of VSOE of all undelivered elements exists, evidence does not exist for one or more delivered elements and the fair value of all of the undelivered elements is less than the arrangement fee, revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Therefore, to the extent that a discount exists, the Company attributes the discount entirely to the delivered elements.

Revenue by major type consisted of the following (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Product sales	$44,984	$73,593	$148,121	$55,998	$84,661
Service and other revenue	476	2,161	7,981	3,333	10,217

Total revenue	$45,460	$75,754	$156,102	$59,331	$94,878

Shipping and Handling Costs

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company records costs incurred in connection with shipping and handling products as cost of revenue.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts billed to customers in connection with these costs are included in revenue and are not material for any of the periods presented in the accompanying consolidated financial statements.

Software Development Costs

The Company develops proprietary software as a component of the System. All software development costs are expensed as research and development expenses until the establishment of technological feasibility. Upon establishment of technological feasibility, all further costs on the same application are capitalized. Typically the period between achieving technological feasibility of the Company’s software products and the general availability of the products has been short. All software development costs through December 31, 2006 and June 30, 2007 (unaudited) have been expensed, as none of the costs were eligible for capitalization.

Research and Development Costs

Research and development costs are expensed as incurred. The Company has entered into research collaboration agreements with selected hospitals, cancer treatment centers, academic institutions and research institutions worldwide. These agreements support the Company’s internal research and development capabilities. Costs related to our research collaboration agreements are expensed as incurred.

Advertising Expenses

Advertising costs of $42,000, $111,000 and $127,000 during the years ended December 31, 2004, 2005 and 2006 were charged to operations as incurred. Advertising costs of $50,000 and $49,000 during the six months ended June 30, 2006 and 2007 (unaudited), respectively, were charged to operations as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and are measured using currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance if, based upon management’s estimates, it is more likely than not that a portion or all of the net deferred tax assets will not be realized. The factors used to assess the likelihood of realization are the forecast of future taxable income and the remaining time period to utilize any tax operating losses and tax credits.

The Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by Interpretation 48, which clarifies Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. The amount of unrecognized tax benefits as of January 1, 2007, was $1.8 million which, if ultimately recognized, will reduce the Company’s annual effective tax rate. The unrecognized tax benefits relate to federal and state research tax credits. There have been no material changes in unrecognized tax benefits since January 1, 2007.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accruals for interest and penalties on the Company’s balance sheets

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at December 31, 2006 or at June 30, 2007, and has not recognized any interest or penalties in the statement of operations for the three and six months ended June 30, 2007.

The Company is subject to taxation in the U.S. and various state jurisdictions. All of the Company’s tax years are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

Other Comprehensive Income

Other comprehensive income refers to revenue, expenses, gains and losses that, under U.S. GAAP, are included in other comprehensive income (loss), but are excluded from net income (loss), as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s net income (loss) is the same as other comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006. For the six months ended June 30, 2007 (unaudited), $0.1 million of currency translation adjustments were recorded in other comprehensive income (loss) as a decrease in shareholders’ equity (deficit).

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), Financial Accounting Standards Board’s (“FASB”) Interpretation No. 44 Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”) and FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and had adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”).

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), which revised SFAS No. 123, and supersedes APB No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statement of operations over the service period (generally the vesting period) of the grant. Upon adoption, the Company transitioned to SFAS No. 123(R) using the prospective transition method, under which only new awards (or awards modified, repurchased, or cancelled after the effective date) are accounted for under the provisions of SFAS No. 123(R) and expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS No. 123(R) is effective and continuing to be expensed thereafter. See Note F for further disclosure related to SFAS No. 123(R).

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Income (Loss) Per Share of Common Stock

Net income (loss) per share of common stock is as follows for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Basic and diluted:
Income before cumulative effect of change in accounting principle	$0.40	$0.03	$1.68	$0.33	$0.15
Cumulative effect of change in accounting principle	—	—	(0.24)	(0.24)	—

Net income	$0.40	$0.03	$1.44	$0.09	$0.15

Net loss attributable to common shareholders	$(5.40)	$(8.48)	$(3.78)	$(3.55)	$(10.71)

Weighted average common shares outstanding used in:
Basic and diluted	7,234	7,996	8,856	8,752	21,872

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of dilutive common shares outstanding during the period. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from redeemable preferred stock, performance shares, outstanding stock options and warrants based on the treasury stock method.

Diluted net loss attributable to common shareholders per share is the same as basic net loss attributable to common shareholders per share in the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2006 and 2007 (unaudited), since the effects of potentially dilutive securities are anti-dilutive.

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation (in thousands):
Preferred stock (as if converted)	22,705	25,221	25,221	25,221	—
Contingent common shares	1,289	1,289	1,289	1,289	—
Stock options and warrants	5,030	8,168	9,622	7,800	6,970

	29,024	34,678	36,132	34,310	6,970

Pro forma net income (loss) per share assumes conversion of redeemable convertible preferred stock, contingent common shares, and outstanding stock options and warrants at the beginning of each period. Each share of Series A, B, C, D and E preferred stock contains certain entitlements which benefit the preferred shareholders. Each share of preferred stock was convertible into one share of common stock at the option of the holder, subject to certain anti-dilution adjustments. All preferred stock automatically converts to common

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock in the event of an initial public offering with aggregate proceeds exceeding $20 million and with a common stock price of $5.51 per share or greater, as long as the underwriters are approved by 75% of the preferred shareholders. Holders of at least 75% of the preferred stock can require mandatory conversion of any series of preferred stock at any time. We completed our initial public offering on May 8, 2007 (unaudited), and all redeemable convertible preferred stock was converted into 25,676,856 shares of common stock. In addition to the conversion features, the Series A Investment Agreement contains a contingent provision that entitles the Company’s founders and the holders of the Series A preferred stock to receive one share of the Company’s common stock for each 2.86 shares of Series A preferred stock held for a total of 1,288,669 shares of common stock. For the six months ended June 30, 2007 (unaudited), preferred stock and contingent common shares are weighted assuming the shares were outstanding for 128 days. For the six months ended June 30, 2006 (unaudited), preferred stock and contingent common shares are weighted assuming the shares were outstanding for 181 days. Conversion of options and warrants shall be assumed at the beginning of such periods or at the time of issuance, if later.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Per share amounts for the year ended December 31, 2006 and six months ended June 2006 and 2007 were as follows (in thousands, except per share amounts):

	Year Ended
	December 31,	Six Months Ended June 30,
	2006	2006	2007
		(unaudited)

Historical
Numerator:
Net loss attributable to common shareholders	$(33,478)	$(31,042)	$(234,349)

Denominator:
Weighted-average shares of common stock outstanding	8,856	8,752	21,872

Net loss attributable to common shareholders per share — basic and diluted	$(3.78)	$(3.55)	$(10.71)

Pro forma (unaudited)
Numerator:
Net loss	$(33,478)	$(31,042)	$(234,349)
Pro forma adjustment to add back preferred stock accretion	46,253	31,803	237,582

Pro forma net income	$12,775	$761	$3,233

Denominator for pro forma basic net income per share:
Weighted-average shares of common stock outstanding	8,856	8,752	21,872
Pro forma adjustments to reflect assumed conversion of preferred stock (as if converted)	25,221	25,221	17,836
Pro forma adjustment to reflect assumed conversion of contingent common shares (as if converted)	1,289	1,289	912

Shares used to compute pro forma basic net income per common share	35,366	35,262	40,620

Pro forma basic net income per share	$0.36	$0.02	$0.08

Denominator for pro forma diluted net income per share:
Weighted-average shares of common stock outstanding	8,856	8,752	21,872
Pro forma adjustments to reflect assumed conversion of preferred stock (as if converted)	25,221	25,221	17,836
Pro forma adjustment to reflect assumed conversion of contingent common shares (as if converted)	1,289	1,289	912
Pro forma adjustments to reflect assumed exercise of warrants and stock options using treasury stock method	4,764	5,471	4,819

Shares used to compute pro forma diluted net income per share	40,130	40,733	45,439

Pro forma diluted net income per share	$0.32	$0.02	$0.07

Pro forma outstanding anti-dilutive securities not included in diluted earnings per share calculation
Stock options and warrants	2,152	—	63

Segment Information

The Company has determined that it operates in only one segment in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” as it only reports profit and loss

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

information on an aggregate basis to its chief operating decision maker. The Company’s long-lived assets maintained outside the United States are insignificant.

Revenue is attributed by geographic region based on the ship-to location of the Company’s customers. The following table summarizes revenue by geographic region (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

North America	$42,710	$59,049	$88,937	$29,598	$49,864
Europe	2,750	5,552	33,586	10,601	33,342
Asia	—	11,153	33,579	19,132	11,672

Total revenue	$45,460	$75,754	$156,102	$59,331	$94,878

Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 requires the Company to classify its outstanding preferred stock warrants as liabilities on its balance sheet and record adjustments to the value of its preferred stock warrants in its statements of operations to reflect their fair value at each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of January 1, 2006. For the year ended December 31, 2006, the impact of the change in accounting principle was to decrease net income by $3.1 million. The impact consisted of a $2.2 million cumulative effect adjustment for the change in accounting principle as of January 1, 2006, when the Company adopted FSP 150-5, and $0.9 million of expense that was recorded in other income (expense), net to reflect the increase in fair value of the warrants between January 1, 2006 and December 31, 2006. For the six months end June 30, 2006 and 2007 (unaudited), the Company incurred $2.3 million and $0.1 million of expense, respectively, which was recorded in other income (expense), net to reflect the increase in fair value of the preferred stock warrants. The expense recorded in the six months ended June 30, 2007 was calculated through the date of the initial public offering on May 8, 2007.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods’ financial statements, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 did not have a significant effect on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007 and it did not have a material impact on the consolidated financial statements (See Note C).

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the Securities and Exchange Commission (“SEC”) issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154 for the correction of an error in financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company adopted this interpretation in the fourth quarter of 2006 and it did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 in 2008 to have a material impact on its results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS No. 159 permits entities to choose to measure at fair value some financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

NOTE B —	LONG-TERM DEBT AND NOTES PAYABLE

On May 11, 2002, the Company entered into a $500,000 technology development loan with the Wisconsin Department of Commerce (“WDC”). Under the terms of the agreement, the unpaid principal balance is subject to interest at an annual rate of 4%, and the Company paid equal monthly installments of $7,104, including principal and interest. Borrowings are collateralized by a security interest in substantially all assets of the Company and a personal guarantee by two Company shareholders. The total unpaid principal balance was $214,000 at December 31, 2005. Effective December 2005, WDC notified the Company that the unpaid principal of $214,000 and accrued interest is eligible for forgiveness in the event the Company spends a specified amount in capital investments. The remaining payments on the loan were deferred at that time and effective December 31, 2006 the loan was forgiven by WDC.

On November 28, 2005, the Company entered into a $500,000 note agreement with the WDC and received the principal balance in June 2006 in accordance with the requirements of the agreement. The note payable bears interest at 2%, is payable in monthly installments of $8,647 beginning on January 1, 2008, and the remaining unpaid principal is due on March 1, 2013. The note payable is secured by all of the Company’s equipment, fixtures, inventory, general intangibles and contract rights. The outstanding principal balance at December 31, 2006 and June 30, 2007 (unaudited) was $500,000.

On February 13, 2006, the Company entered into a $400,000 note agreement with Madison Development Corporation. The note payable bears interest at 4%, is payable in monthly installments of $4,050 and the remaining unpaid principal is due on March 1, 2011. The note payable is secured by all of the

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s equipment, fixtures, inventory, general intangibles and contract rights. The outstanding principal balance at December 31, 2006 and June 30, 2007 (unaudited) was $375,000 and $358,000, respectively.

On December 28, 2005, the Company entered into a $30,000,000 revolving credit facility with a bank. The facility bears interest, which is payable monthly, at LIBOR plus 2.5% or at the prime rate plus .25% and is adjusted based on certain financial criteria. The facility expires on December 31, 2007 and is secured by a general business security agreement. The facility requires maintenance of a minimum tangible net worth and a minimum backlog. The Company was in compliance with these covenants and there were no amounts outstanding at December 31, 2005, 2006 and June 30, 2007 (unaudited).

On May 1, 2003, the Company entered into an agreement with certain investors for borrowings up to $4,000,000 in the form of 12% convertible notes payable with a maturity date of April 30, 2004. The Company initially borrowed $1,741,899 under this agreement. In addition, the Company issued detachable warrants and recorded the fair value of the warrants and beneficial interest upon conversion of $348,380, which has been recorded as a discount to the notes payable and an increase to additional paid-in capital on May 1, 2003. The discount was amortized over the term of the notes payable. On October 23, 2003, the Company borrowed $127,723 from an investor under this agreement in the form of a 10% convertible secondary note with a maturity date five years from the date of issuance. In February 2004, the outstanding principal of $1,869,622 and all accrued interest and unamortized debt discount thereon were converted into Series D preferred stock (see Note E).

The annual principal payments are as follows (in thousands):

Years Ending December 31,

2007	$34
2008	114
2009	133
2010	137
2011	330
Thereafter	127

Total principal payments	$875

NOTE C —	INCOME TAXES

The provision for income taxes is as follows (in thousands):

	Year Ended December 31,
	2004	2005	2006

Current Federal	$40	$57	$172
State	111	21	441

Total current	151	78	613
Deferred	—	—	(7,797)

Total provision (benefit) for income tax	$151	$78	$(7,184)

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the United States federal statutory tax rate to the effective income tax rate is as follows for the years ended December 31:

	2004	2005	2006

Provision at statutory rate	35.0%	35.0%	35.0%
Permanent differences	2.1	33.3	2.1
State income taxes, net of federal effect	5.6	3.8	5.9
Change in valuation allowance including federal net operating losses and credits	(35.8)	(52.9)	(135.4)
Change in statutory rate for deferred taxes	—	—	(3.6)
Nondeductible warrant expense	—	—	4.3
Other	(1.9)	5.3	(1.2)

Effective income tax rate	5.0%	24.5%	(92.9)%

The significant components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Federal and state operating loss carryforwards	$9,570	$4,585
Tax credit carryforwards	1,861	1,643
Warranty reserves	1,111	2,905
Other	1,307	979

Total deferred tax assets	13,849	10,112
Deferred tax liabilities:
Tax depreciation in excess of book depreciation	544	694
Prepaid insurance	118	134
Other	50	234

Total deferred tax liabilities	712	1,062

Net deferred tax asset	13,137	9,050
Valuation allowance	(13,137)	(1,253)

	$—	$7,797

The valuation allowance was determined in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. During 2005, the Company fully reserved all U.S. net deferred tax assets, which are predominantly net operating loss and tax credit carryforwards. Cumulative losses incurred as of December 31, 2005 represented sufficient negative evidence to record a valuation allowance under SFAS No. 109. However, during the year ended December 31, 2006, the Company had a three-year trend of net income as well as three years of cumulative taxable income. Therefore, the Company anticipated that approximately $10.5 million of deferred tax assets were more likely than not to become recoverable as a result of historical and future forecasted earnings.

At December 31, 2006, the Company had approximately $15.6 million and $2.2 million of federal net operating loss and research tax credit carryforwards, respectively, which expire beginning in 2022. In the event of a change in ownership greater than 50% in a three-year period, utilization of the net operating losses may

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. At December 31, 2006, the Company had approximately $19.1 million and $0.5 million of Wisconsin net operating loss and tax credit carryforwards, respectively, which expire beginning in 2016. SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. The valuation allowance relates to net operating loss carryforwards and research tax credits for which the Company believes realization is uncertain.

At December 31, 2006, the Company had $4.8 million in excess tax benefit stock option deductions. The tax benefit of this portion of the excess tax benefit stock option deductions will be accounted for directly to equity as additional paid in capital as the stock option related deduction reduces taxes payable.

The Company is subject to taxation in the U.S. and various state jurisdictions. All of the Company’s tax years are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

NOTE D —	COMMITMENTS AND CONTINGENCIES

The Company is subject from time to time to proceedings, lawsuits and other claims related to patents, product and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each situation or changes in settlement strategy in dealing with these matters.

The Company leases four facilities under operating leases: its corporate office space lease that expires in 2014 includes four, five-year renewal options; additional office space under a lease that expires in 2008; a manufacturing facility under a lease that expires in 2018; and office space in Brussels, Belgium under a lease that expires in 2014. The last three leases were all entered into during 2006. The Company is required to pay maintenance, taxes, utilities and insurance on all the facilities. The Company also leases automobiles under operating leases. Rent expense during 2004, 2005 and 2006 was $697,000, $880,000 and $1,274,000, respectively. Rent expense for the six months ended June 30, 2006 and 2007 (unaudited) was $554,000 and $1,269,000, respectively.

At December 31, 2006, future payments under operating leases (including rent escalation clauses) were as follows (in thousands):

Years Ending December 31,

2007	$1,962
2008	2,021
2009	2,080
2010	2,139
2011	2,041
Thereafter	8,945

Total minimum lease obligation	$19,188

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE E —	TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

Redeemable Convertible Preferred Stock

The Company has issued various classes of preferred stock. The holders of Series A, B, C and D preferred stock had the option to put their shares back to the Company at the greater of the original purchase price plus accrued dividends, or the current fair market value of the shares. The holders of Series E preferred stock had the option to put their shares back to the Company at the original purchase price plus accrued dividends. As a result, the carrying value of the preferred stock was increased by an accretion each period so that the carrying amounts will equal the greater of fair value or the defined redemption value for the Series A, B, C and D preferred stock. The Series E preferred stock has been increased to its redemption value, including accrued dividends. The accreted amounts are recorded to accumulated deficit. Accretion was recorded through the date of the initial public offering, May 8, 2007 (unaudited). On May 8, 2007 (unaudited), all shares of redeemable convertible preferred stock outstanding converted into 25,676,856 shares of common stock and all temporary equity was reclassified into additional paid in capital and the put options were terminated.

The fair value of the Company’s Series A, B, C and D preferred stock at December 31, 2005 was determined based upon the sale by the Company of 2,356,435 shares of Series E preferred stock at $5.94 per share on December 29, 2005 and an independent third-party valuation performed by Virchow Krause Valuation, LLC (Virchow Krause) which allocated the enterprise value of the Company, determined based upon the sale of the Series E preferred stock, to each of the Company’s existing classes of stock including the Series A, B, C and D preferred stock. The fair value of the Series A, B, C and D preferred stock at December 31, 2006 was determined based upon an independent third-party valuation performed by Virchow Krause. This valuation, as of December 31, 2006, was prepared utilizing the probability weighted expected return method as prescribed by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This valuation took into consideration the following scenarios: (i) completion of an initial public offering; (ii) sale to a strategic acquirer; and (iii) remaining private. The valuation amounts determined under each scenario were then probability weighted based upon management’s best estimates of the occurrence of each scenario. The resulting value was then allocated to the Company’s common and each series of preferred stock based upon the economic impact of the conversion rights and liquidation preferences of the preferred stock.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005 and 2006, the Company had redeemable convertible preferred stock, as follows (in thousands):

	December 31,
	2005	2006

Authorized shares	25,687	25,687

Outstanding shares:
Series A	3,686	3,686
Series B	9,353	9,353
Series C	5,987	5,987
Series D	3,839	3,839
Series E	2,356	2,356

Total outstanding shares	25,221	25,221

Liquidation amounts:
Series A	$4,588	$4,828
Series B	12,587	13,316
Series C	10,804	11,344
Series D	7,843	8,267
Series E	14,000	14,832

Total liquidation amount	$49,822	$52,587

Cumulative proceeds, net of issuance costs:
Series A	$2,938	$2,938
Series B	8,828	8,828
Series C	8,895	8,895
Series D	6,734	6,734
Series E	13,911	13,919

Total cumulative proceeds, net of issuance costs	$41,306	$41,314

In December 2005, the Company sold 2,356,435 shares of Series E convertible preferred stock for $5.94 per share and aggregate proceeds of $13.9 million.

Each share of Series A, B, C, D and E preferred stock contains certain entitlements which benefit the preferred shareholders. These include:

(1) Each share of preferred stock was convertible into one share of common stock at the option of the holder, subject to certain anti-dilution adjustments. All preferred stock automatically converts to common stock in the event of an initial public offering with aggregate proceeds exceeding $20 million and with a common stock price of $5.51 per share or greater, as long as the underwriters are approved by 75% of the preferred shareholders. Holders of at least 75% of the preferred stock can require mandatory conversion of any series of preferred stock at any time. The Company completed its initial public offering on May 8, 2007 (unaudited), satisfied all the requirements for conversion, and all redeemable convertible preferred stock was converted into 25,676,856 shares of common stock.

(2) Preferred shareholders were entitled to ratable preference payments in the event of liquidation or dissolution of the Company up to $0.82, $0.98, $1.50, $1.84 and $5.94, respectively, per share plus accrued and unpaid dividends. Preferred shareholders participate on an “as converted” basis with common

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholders for any remaining proceeds subject to certain restrictions as defined in the Company’s Amended and Restated Articles of Incorporation.

(3) Preferred shareholders were entitled to cumulative dividends at an annual rate of $0.07, $0.08, $0.09, $0.11 and $0.35 per share, respectively, compounded quarterly. Through December 31, 2006, no dividends have been declared on any series of stock and the Company believes that it is probable that the preferred stock will be converted into common stock rather than redeemed. At December 31, 2006, accumulated dividends in arrears were approximately $1,828,000, $4,199,000, $2,343,000, $1,210,000 and $832,000 to the preferred shareholders, respectively. At May 8, 2007 (unaudited), the closing date of the Company’s initial public offering, accumulated dividends in arrears were approximately $1,913,000, $4,457,000, $2,534,000, $1,360,000 and $1,126,000, respectively. All accrued but unpaid preferred stock dividends were cancelled upon conversion to common stock.

(4) Holders of Series A, B, C and D preferred stock had the option to put the stock and the stock issuable upon exercise of the related Series A and D warrants back to the Company for purchase at the greater of $0.82 per Series A share, $0.98 per Series B share, $1.50 per Series C share and $1.84 per Series D share, plus all accrued but unpaid dividends (redemption value), or the current fair market value of the shares. Holders of Series E preferred stock have the option to put their stock back to the Company at $5.94 per share plus accrued dividends. The put rights of the preferred shareholders of all series cannot be exercised until December 31, 2007, and require the consent of at least 75% of the preferred shareholders. Due to the aforementioned redemption rights, all preferred stock is presented as temporary equity on the consolidated balance sheets and adjusted by periodic accretions to the statements of operations as an adjustment to net income (loss) so that the carrying amounts will equal the greater of fair market value or redemption value for Series A, B, C and D, and redemption value for Series E. The accretion of the preferred stock is recorded to accumulated deficit. The fair value of each series of the Company’s preferred stock is determined based upon reference to third-party transactions or independent valuations.

Preferred shareholders were entitled to the number of votes equal to the whole number of shares of common stock into which the preferred shares could be converted.

Warrants

At December 31, 2005 and 2006, the Company had 307,088 and 158,566 warrants outstanding for the purchase of the Company’s Series A and D preferred stock at a price per share of $0.82 and $1.84, respectively. The warrants may be exercised at any time prior to March 2007 and February 2009, respectively. All of the Series A warrants and 87,366 of Series D warrants were exercised as of February 28, 2007. Based on the expected initial public offering price and the fact that, as of April 15, 2007, as discussed in Note I, the Company had received proxies from holders of over 75% of the Company’s preferred shares outstanding approving both the underwriters in the Company’s initial public offering and the conversion of the preferred stock into common stock upon the closing of the offering, the Company believes that all of its outstanding Series D preferred stock as of February 28, 2007 will be converted into common stock upon the closing of this offering. Pursuant to their terms, the remaining outstanding Series D warrants would be exercisable for common stock upon the closing of the Company’s initial public offering. Upon the closing of the initial public offering on May 8, 2007 (unaudited), the remaining 9,305 Series D preferred stock warrants were converted to options to purchase common stock. For the six months ended June 2006 and 2007 (unaudited), the Company recorded $0.2 million and $0.1 million of expense that was recorded in other income (expense), net for the increase in the fair market value of the warrants.

As discussed in Note A, in 2006, the Company adopted FSP 150-5 resulting in the reclassification of the carrying value of the preferred stock warrants as a liability and began recording the warrants at fair value at each reporting period with any increase or decrease in fair value reported in other income (expense), net.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2006, $0.9 million has been recorded as other expense. The Company selected the Black-Scholes pricing model to determine the fair value of its warrants. The determination of the fair value using this model will be affected by assumptions regarding a number of complex and subjective variables. The assumptions used in the Company’s Black-Scholes calculation for Series A and D warrants at January 1, 2006 upon the adoption of FSP 150-5, as of June 30, 2006 (unaudited), as of December 31, 2006 and as of May 8, 2007 (unaudited), the closing date of the initial public offering, were:

	January 1, 2006		June 30, 2006		December 31, 2006		May 8, 2007
	Series A	Series D	Series A	Series D	Series A	Series D	Series A	Series D
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
Warrants	Stock	Stock	Stock	Stock	Stock	Stock	Stock	Stock
			(unaudited)				(unaudited)

Expected term (in years)	1.0	3.0	0.7	2.6	0.2	2.2	n/a	1.8
Risk-free interest rate	4.40%	4.30%	5.24%	5.13%	5.00%	4.80%	n/a	4.87%
Expected volatility	44%	49%	43%	47%	47%	43%	n/a	43%
Expected dividend	—	—	—	—	—	—	n/a	—
Fair value per share	$6.8	$6.2	$9.8	$8.9	$8.7	$8.6	n/a	$19.0

The fair value of the underlying preferred stock at January 1, 2006 was determined based upon the sale by the Company of 2,356,435 shares of Series E preferred stock at $5.94 per share on December 29, 2005 and an independent third-party valuation performed by Virchow Krause which allocated the enterprise value of the Company, determined based upon the sale of the Series E preferred stock, to each of the Company’s existing classes of stock including the Series A and D preferred stock. The fair value of the underlying Series A and D preferred stock at December 31, 2006 was determined based upon an independent third-party valuation performed by Virchow Krause. This valuation, as of December 31, 2006, was prepared utilizing the probability weighted expected return method as prescribed by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This valuation took into consideration the following scenarios: (i) completion of an initial public offering; (ii) sale or merger; and (iii) remaining private. The valuation amounts determined under each scenario were then probability weighted based upon management’s best estimates of the occurrence of each scenario. The resulting value was then allocated to the Company’s common and each series of preferred stock based upon the economic impact of the conversion rights and liquidation preferences of the preferred stock.

Contingent Common Shares

In addition to the conversion features, the Series A Investment Agreement contains a contingent provision that entitles the Company’s founders, T. Rockwell Mackie and Paul J. Reckwerdt, and the holders of the Series A preferred stock, Avalon Technology, LLC and Venture Investors Early Stage Fund II Limited Partnership, to receive one share of the Company’s common stock for each 2.86 shares of Series A preferred stock held for a total of 1,288,669 shares of common stock. The rights under this provision were contingent upon an initial public offering or sale, and the number of shares are allocated between the holders of Series A preferred stock and the Company’s founders as follows: one-half of the contingent shares were to be issued based upon the timing of a sale or initial public offering of the Company. If the sale or initial public offering was to occur within five years of the date of receipt of the Series A preferred shares, these rights would vest in the founders. If the sale or initial public offering was to occur seven years or more after the date of receipt of the Series A preferred shares, these rights would vest in the holders of Series A preferred stock. The other half of the contingent shares were to be issued based upon the price per share to be received by the holders of Series A preferred stock in such sale or initial public offering. If the value received pursuant to a sale or initial public offering was equal to or greater than eight times the price paid for the Series A preferred shares, these rights would vest in the founders. If the value received pursuant to a sale or initial public offering was equal to or less than five times the price paid for the Series A preferred share, these rights would vest in the holders

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of Series A preferred stock. In February 2007, in accordance with the terms of the Series A investment agreement, the Company’s Board of Directors allocated one-half of these contingent shares of common stock to holders of Series A preferred stock based upon the fact that a sale or initial public offering did not occur prior to seven years from the Series A issuance date and one-half of these contingent shares of common stock to our founders based upon the Company’s belief that the anticipated initial public offering price was greater than eight times the original Series A offering price in 1999. The Company has accounted for the contingent common shares based upon analogy to the guidance provided by Issue 2 of EITF 00-27, “Application of Issue No 98-5 to Certain Convertible Instruments.” The Company believes the contingent common share feature is an embedded, non-detachable feature of the Series A preferred stock and has similar economic characteristics to an embedded conversion option as addressed in EITF 00-27. When the conditional obligation to redeem the instrument by transferring assets became certain, the Company recognized a charge to retained earnings and an increase to additional paid in capital of approximately $104,000 during the six months ended June 30, 2007 (unaudited).

Common Stock

At December 31, 2006, the Company reserved 25,221,239 shares of common stock to provide for the conversion of 3,685,600, 9,352,992, 5,987,264, 3,838,948 and 2,356,435 shares of Series A, B, C, D and E preferred stock, respectively, 307,088 Series A stock warrants and 158,566 Series D stock warrants and the issuance of 1,288,669 common shares resulting from provisions in the Series A Investment Agreement. The Company also reserved 11,449,265 shares of common stock at December 31, 2006, to provide for the exercise of outstanding stock options and the granting of stock options. Upon completion of the initial public offering on May 8, 2007 (unaudited), the Company converted 25,221,239 shares of redeemable convertible preferred stock to common stock and 1,288,669 shares of common shares resulting from provisions in the Series A Investment Agreement and the Company authorized 200,000,000 shares of common stock.

Preferred Stock (unaudited)

Upon completion of the initial public offering on May 8, 2007, the Company authorized 10,000,000 shares of preferred stock.

NOTE F — STOCK OPTIONS

The Company sponsors three stock option plans (the “Plans”), which allow for the grant of incentive and nonqualified stock options for the purchase of common stock. Each option entitles the holder to purchase one share of common stock at the specified option price. The exercise price of each incentive stock option granted must not be less than the fair market value on the grant date. The option term is six to ten years. Options vest over three to four years. Prior to January 1, 2006, compensation expense for any difference between the exercise price and the estimated fair market value of the common stock on the date of grant is recognized as compensation expense over the vesting period of the respective options. Compensation expense of $26,000 was recorded in the year ended December 31, 2004. No compensation expense was recorded in the year ended December 31, 2005.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to the Company’s plans:

	Options Outstanding
	Shares		Weighted
	Available	Number of	Average
	for Grant	Shares	Exercise Price
	(in thousands, except per share amounts)

Balance at December 31, 2003	575	4,103	$0.15
Authorized	3,143	—	—
Granted	(887)	887	2.18
Cancelled or expired	25	(25)	0.29
Exercised	—	(559)	0.07

Balance at December 31, 2004	2,856	4,406	0.57
Authorized	2,720	—	—
Granted	(4,334)	4,334	3.13
Cancelled or expired	67	(67)	0.86
Exercised	—	(970)	0.15

Balance at December 31, 2005	1,309	7,703	2.06
Authorized	3,264	—	—
Granted	(2,342)	2,342	6.63
Cancelled or expired	62	(62)	3.04
Exercised	—	(826)	1.18

Balance at December 31, 2006	2,293	9,157	3.30
Authorized (unaudited)	—	—	—
Granted (unaudited)	(63)	63	19.00
Cancelled or expired (unaudited)	29	(29)	3.96
Exercised (unaudited)	—	(2,227)	0.79

Balance at June 30, 2007 (unaudited)	2,259	6,964	$4.24

During the years ended December 31, 2004, 2005 and 2006, the Company granted stock options to employees at exercise prices deemed by the Board of Directors to be equal to the fair value of the common stock at the time of grant. The fair value of the common stock at the time of grant was determined by the Board of Directors at each stock option measurement date based primarily on arm’s length sales of the Company’s common and redeemable convertible preferred stock and third-party independent valuations, but also on a variety of other factors including the Company’s financial position and historical financial performance, the status of developments within the Company, the composition and ability of the management team, an evaluation and benchmark of the Company’s competitors, the current climate in the marketplace, the illiquid nature of the common stock, the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others. Subsequent to the December 7, 2006 option grant date, the Board of Directors determined based upon an independent valuation performed as of December 31, 2006, that the fair value per share was $8.40.

The application of the Company’s methodology for determining the fair value of the Company’s common stock at each issuance date during the twelve months prior to December 31, 2006 is discussed below:

On December 29, 2005, the Company sold 2,356,435 shares of Series E convertible preferred stock at $5.94 per share for net proceeds of $13.9 million. Using this information, the Company engaged an independent valuation firm, Virchow Krause to perform a valuation of its common shares based on this

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preferred stock transaction. The independent valuation report concluded that the common stock was valued at $4.99 per share as of December 29, 2005. This valuation was then used for the option grant made in January 2006.

In the second quarter of 2006, the Board of Directors determined that an updated independent valuation should be performed. The Company engaged the same independent valuation firm that completed valuation for the January 2006 grants to perform a valuation of all classes of stock. The independent valuation firm,Virchow Krause issued a report dated May 16, 2006, which concluded that the Company’s common stock was valued at $5.35 per share as of March 31, 2006. This valuation was then used for the option grants made in May and July 2006.

On October 23, 2006, the Chairman of the Board, T. Rockwell Mackie, sold an aggregate of 190,400 shares of common stock to two third-party investors, and President, Paul Reckwerdt, sold 190,400 common shares to a single third-party investor. The purchase price of all these shares was $6.75 per share resulting in aggregate proceeds of $1.3 million to each seller. Given the significant size of the transactions and the fact that these shares were sold to third-party investors, the Company concluded that its common shares should be valued at $6.75 per share as of this date. Stock option grants were made based on this price in October, November and early December 2006.

In all 2006 stock option grants, the possibility of an initial public offering was factored into the valuation considerations. In addition, the difference in value between the common stock and preferred stock had narrowed as the Company had moved closer to completing the initial public offering. The following table sets forth option grants made during 2006 with intrinsic value calculated based on grant date fair value (in thousands).

	Number of		Fair Value	Intrincic
	Options		Estimate	Value per
Date of Grant	Granted	Exercise Price	per Share	Share

January 2006	34,000	$4.99	$4.99	$—
May 2006	46,920	5.35	5.35	—
July 2006	108,800	5.35	5.35	—
October 2006	190,313	6.75	6.75	—
November 2006	3,400	6.75	6.75	—
December 2006	1,958,400	6.75	8.40	1.65

At December 31 2006, the range of exercise prices on outstanding options was as follows (in thousands):

		Average
	Number of	Remaining	Number of	Weighted-
	Options	Contractual Life	Options	Average
Range of Exercise Price	Outstanding	(Years)	Exercisable	Exercise Price

$.03-$.10	827	3.13	827	$0.08
$.29-$.61	1,441	6.45	1,376	0.34
$2.82-$3.46	4,550	6.98	1,211	3.13
$4.99-$5.35	186	5.40	—	—
$6.75	2,152	5.92	—	—

	9,156	6.27	3,414	1.26

Aggregate intrinsic value	$46,695		$24,376

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At June 30, 2007 (unaudited), the range of exercise prices on outstanding options was as follows (in thousands):

		Average
	Number of	Remaining	Number of	Weighted-
	Options	Contractual Life	Options	Average
Range of Exercise Price	Outstanding	(Years)	Exercisable	Exercise Price

$.08-$.10	77	3.22	77	$0.10
$.29-$.61	427	5.83	413	0.37
$2.82-$3.46	4,069	6.20	1,355	3.07
$4.99-$5.35	181	4.77	42	5.32
$6.75	2,147	5.39	—	—
$19.00	63	5.86	—	—

	6,963	5.66	1,886	2.41

Aggregate intrinsic value	$123,093		$51,727

The aggregate intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the option exercise price and the fair value of the Company’s common stock at December 31, 2006 and June 30, 2007 (unaudited) and which would have been received by the option holders had all option holders exercised their options as of those dates.

Upon the adoption of SFAS No. 123(R) on January 1, 2006, the Company continues to use the Black-Scholes valuation model to value stock options. The Company used historical stock prices of companies which it considered as a peer group as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option lives. The Company employed the plain-vanilla method of estimating the expected term of the options as prescribed by SAB 107 as the Company did not have significant historical experience. The forfeiture rate is based on past history of forfeited options. The expense is being allocated using the straight-line method. For the year ended December 31, 2006, the Company recorded $232,000 of stock compensation expense related to the adoption of SFAS No. 123(R). As of December 31, 2006, the Company has $10.4 million of total unrecognized compensation cost related to nonvested awards granted under the Company’s stock based plans that it expects to recognize over a weighted-average period of 3.89 years. For the six months ended June 30, 2006 and 2007 (unaudited), the Company recorded $13,000 and $1.5 million of stock compensation expense, respectively. As of June 30, 2007 (unaudited), the Company had $9.5 million of total unrecognized compensation cost related to non-vested awards granted under the Company’s stock based plans that it expects to recognize over a weighted-average period of 3.29 years. Under the prospective method of adoption of SFAS No. 123(R), the Company continues to account for options issued prior to January 1, 2006 under the intrinsic value method of APB 25.

The weighted average fair value per share of options granted for the fiscal years ended December 31, 2004, 2005 and 2006 were $2.18, $3.13 and $8.01, respectively. The weighted average fair value per share of options granted for the six months ended June 30, 2006 and 2007 (unaudited) were $2.71 and $8.15,

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model based on the assumption ranges below:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)

Employee Stock Option Plans
Expected term (in years)	5.00	5.00	4.25	4.25	4.25
Risk-free interest rate	5.00%	5.00%	3.8%-5.1%	4.44% - 4.96%	4.58%
Expected volatility	N/A	N/A	65.0%	65.0%	46.3%
Expected dividend	—	—	—	—	—
Expected forfeiture rate	0%	0%	2.9%	2.9%	2.9%

NOTE G —	RELATED PARTY TRANSACTIONS

The Company has an exclusive license agreement with the Wisconsin Alumni Research Foundation (“WARF”), a shareholder of the Company, to make, use, sell and otherwise distribute products under certain of WARF’s patents anywhere in the world. The Company is required to pay WARF a royalty for each product sold. The Company has recorded to cost of revenue royalties of $504,000, $672,000, and $1,272,000 during the years ended December 31, 2004, 2005 and 2006, respectively. The Company has recorded to cost of revenue royalties of $504,000 and $600,000 during the six months ended June 30, 2006 and 2007 (unaudited), respectively. The license agreement expires upon expiration of the patents and may be terminated earlier if elected by the Company. The Company may also grant sublicenses to third parties but must pay WARF 50% of all fees, royalties and other payments received. WARF has the right to terminate the license agreement if the Company does not meet the minimum royalty obligations or satisfy other obligations related to its utilization of the technology. If the Company lost this license, it would be unable to produce or sell the System. The Company had an accrued royalty payable balance of $192,000, $456,000 and $312,000 as of December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited), respectively.

The Company purchased certain aircraft flight services from a company owned by a member of the Board of Directors. The Company incurred expenses of $25,000, $38,000 and $19,000 for this service during the years ended December 31, 2004, 2005 and 2006, respectively. The Company incurred $19,000 and $7,000 in expense for this service during the six months ended June 30, 2006 and 2007 (unaudited). The payable balance outstanding at December 31, 2004 was $25,000. There was no payable outstanding at December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited).

The Company incurred fees of $18,000, $24,000 and $12,000 during the years ended December 31, 2004, 2005 and 2006, respectively, in accordance with an agreement with a member of the Board of Directors who provides consulting services to the Company. The Company did not incur any expenses for this service during the six months ended June 30, 2006 and 2007 (unaudited). The agreement guaranteed a minimum payment of $20,000 per year, and is renewable on an annual basis. There was no payable outstanding at any of the period ends. The agreement was cancelled during 2006.

NOTE H —	RETIREMENT PLAN

The Company has established a 401(k) plan covering substantially all employees. Employer contributions, which began in 2005, are at the discretion of the Board of Directors and the policy is to fund the 401(k) plan contributions as they accrue. The Company contributed $0, $348,000 and $735,000 for this service during the years ended December 31, 2004, 2005 and 2006, respectively. The Company contributed $331,000 and $498,000 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

TOMOTHERAPY INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE I —	SUBSEQUENT EVENTS

As of April 15, 2007, the Company had received proxies from holders of over 75% of the Company’s preferred shares outstanding approving the underwriters for the Company’s contemplated initial public offering and the conversion of the preferred stock into common stock upon closing of this offering.

On March 1, 2007, the Company entered into a seven-year operating lease for a corporate facility. The total lease obligation over the term of the lease is $5.6 million.

On February 27, 2007, the Company entered into a cooperative research and development agreement and licensing agreement with the University of California and the Lawrence Livermore National Laboratory. The research agreement required an initial funding of $0.9 million which was made in February and an additional $2.4 million to be paid over the next eight months. The license agreement required an initial payment of $0.2 million and additional milestone payments of $0.3 million over the research project. The license agreement also includes a earned royalty payment of 2% on net sales of the licensed product.

On February 14, 2007, the Board of Directors approved the issuance of 1,288,669 contingent shares for no consideration to certain holders of the Company’s Series A preferred stock, including certain members of management and entities affiliated with the Company’s directors, pursuant to the Series A Investment agreement.

On February 14, 2007, the Board of Directors approved a revised investment agreement to become effective upon completion of an initial public offering. This revised investment agreement eliminates the right of preferred shareholders to put their shares of Series A, B, C or D preferred stock back to the Company.

NOTE J —	STOCK SPLIT

On April 5, 2007, the Company’s board of directors approved a 1.36-for-one stock split in the form of a stock dividend of the Company’s outstanding stock which became effective on May 8, 2007. All shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

The TomoTherapy® Hi Art® Treatment System

The All-in-one Imaging and Radiation Treatment Device

Linear accelerator – captures quantitative CT images and delivers therapeutic radiation in a helical, or spiral, delivery pattern

Multi-leaf collimator (MLC) – modulates and shapes radiation beams produced by the linear accelerator

TomoTherapy
HI ART

Ring gantry – facilitates image capture and 360° radiation delivery around the patient

Imaging detector – acquires 3D CT images to ensure correct patient set-up and delivered dose

Patient couch – moves the patient horizontally through the ring gantry for imaging and radiation delivery

Beam stop – minimizes room shielding requirements by blocking radiation that has passed through the patient

8,500,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.
Piper Jaffray
Thomas Weisel Partners LLC
Robert W. Baird & Co.
William Blair & Company

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by TomoTherapy. All amounts are estimates, other than the SEC registration fee, and the FINRA filing fee:

SEC Registration Fee	$7,706
FINRA Filing Fee	25,602
Printing and Engraving Expenses	150,000
Legal Fees and Expenses	275,000
Accounting Fees and Expenses	50,000
Transfer Agent and Registrar Fees and Expenses	11,200
Miscellaneous	20,492

Total	$540,000

Item 14.	Indemnification of Directors and Officers.

Our amended and restated bylaws provides that we shall indemnify our directors and executive officers and may indemnify our employees to the fullest extent permitted by the Wisconsin Business Corporation Law.

Section 180.0851 of the Wisconsin Business Corporation Law requires the Registrant to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Registrant unless it is determined that he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful, (iii) a transaction from which the director or officer derived an improper personal profit or (iv) willful misconduct.

Section 180.0858 of the Wisconsin Business Corporation Law provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the articles of incorporation or bylaws of the Registrant, a written agreement between the director or officer and the Registrant or a resolution of the Board of Directors or the shareholders.

Unless otherwise provided in the Registrant’s articles of incorporation or bylaws, or by written agreement between the director or officer and the Registrant, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners as specified in Section 180.0855 of the Wisconsin Business Corporation Law:

(i) by majority vote of a disinterested quorum of the Board of Directors,

(ii) by independent legal counsel chosen by a quorum of disinterested directors or its committee,

(iii) by a panel of three arbitrators (one of which is chosen by a quorum of disinterested directors),

(iv) by the vote of the shareholders,

(v) by a court; or

(vi) by any other method permitted in Section 180.0858 of the Wisconsin Business Corporation Law.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by the Registrant, pursuant to Section 180.0853 of the Wisconsin Business Corporation Law, at such time as the director or officer furnishes to the corporation written affirmation of his good faith that he has not breached or failed to perform his duties; and written confirmation to repay any amounts advanced if it is determined that indemnification by the Registrant is not required.

Section 180.0859 of the Wisconsin Business Corporation Law provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the Wisconsin Business Corporation Law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under Section 180.0828 of the Wisconsin Business Corporation Law, a director of the Registrant is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it shall be proved that the director’s conduct constituted conduct described in the first paragraph of this item.

The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Registrant by the underwriters against certain civil liabilities, including liabilities under the Securities Act.

In addition, the Registrant intends to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, including liabilities under the Securities Act, subject to applicable restrictions.

Item 15.	Recent Sales of Unregistered Securities.

(a) From January 1, 2004 through the date of this registration statement, we sold the following securities that were not registered under the Securities Act. The following share numbers give effect to a 4-for-1 split of our common stock and preferred stock that was effected on June 30, 2005 and a 1.36-for-1 split of our common stock and preferred stock that was effected on May 8, 2007.

1. On February 18, 2004, we issued an aggregate of 3,808,000 shares of Series D preferred stock at a price per share of $1.84 and the aggregate consideration received by us was $7,000,000.

2. On July 13, 2005, we issued an aggregate of 3,454 shares of Series D preferred stock to three investors pursuant to the exercise of warrants. The exercise price was $1.84 per share and the aggregate consideration received by us was $6,340.

3. On September 8, 2005, we issued an aggregate of 13,600 shares of Series D preferred stock to an investor pursuant to the exercise of a warrant. The exercise price was $1.84 per share and the aggregate consideration received by us was $25,000.

4. On September 20, 2005, we issued an aggregate of 13,893 shares of Series D preferred stock to three investors upon the exercise of our Series D warrants. The exercise price was $1.84 per share. The aggregate consideration received by us was $25,540.

5. On December 29, 2005, we issued an aggregate of 2,356,435 shares of Series E preferred stock at a price per share of $5.94 and the aggregate consideration received by us was $14,000,000.

6. On January 24, 2007, we issued 307,088 shares of Series A preferred stock to a single investor upon the exercise of our Series A warrants. The exercise price was $0.82 per share and the aggregate consideration received by us was $249,983.

7. During February 2007, we issued an aggregate of 81,926 shares of Series D preferred stock to four investors upon the exercise of our Series D warrants. The exercise price was $1.84 per share and the aggregate consideration received by us was $150,600.

8. During February 2007, we issued an aggregate of 5,440 shares of Series D preferred stock to two employees upon the exercise of our Series D warrants. The exercise price was $1.84 per share and the aggregate consideration received by us was $10,000.

9. During March 2007, we issued an aggregate of 61,162 shares of Series D preferred stock to three investors upon the exercise of our Series D warrants. The exercise price was $1.84 per share and the aggregate consideration received by us was $112,430.

10. From April 2007 through June 2007, we issued an aggregate of 226,277 shares of common stock to 21 of our employees, directors and consultants upon the exercise of stock options and stock awards. The average exercise price was $0.58 per share and the aggregate consideration received by us was $131,187.

11. From April 2007 through June 2007, we issued an aggregate of 2,817 shares of common stock to two of our employees, directors and existing shareholders upon the exercise of our Series D warrants. The exercise price was $1.84 per share and the aggregate consideration received by us was $5,179.

We believe that the offer and sale of the above-referenced securities were exempt from registration under the Securities Act by virtue of Section 4(2) and/or Rule 506 under Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information, (b) appropriate legends were affixed to the warrants and/or stock certificates issued in such transactions, and (c) that offers and sales of these securities were made without general solicitation or advertising.

(b) From January 1, 2004 to August 31, 2007, we granted to our directors, employees and consultants options to purchase an aggregate of 7,655,778 shares of common stock at exercise prices ranging from $0.61 to $27.20 per share. As of August 31, 2007, we had issued a total of 1,003,887 shares of common stock upon the exercise of such options.

We believe that the offer and sale of the above-referenced securities were exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 3(b) of the Securities Act and Rule 701 promulgated thereunder as securities issued pursuant to written compensatory plans or arrangements.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) or (b).

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1(5)	Amended and Restated Articles of Incorporation of the Registrant
3	.3(1)	Amended and Restated Bylaws of the Registrant
4	.1(3)	Form of the Registrant’s Common Stock Certificate
4	.2(1)	Form of Series D warrant issued by Registrant on February 18, 2004
5.1		Opinion of Michael Best & Friedrich LLP, counsel to the Registrant, as to the validity of our common stock (including consent)
10	.1(2)	Amended and Restated Investment Agreement, dated February 8, 2007, by and among the Registrant and the other parties thereto, as amended
10	.2(1)	Loan Agreement, dated February 11, 1999, by and between the Registrant and Venture Investors Early Stage Fund II Limited Partnership, as amended
10	.3(1)	Note and Warrant Purchase Agreement, by and among the Registrant and the other parties thereto dated May 1, 2003, as amended

Exhibit
Number		Description

10	.4†(4)	License Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation, as amended
10	.5(1)	Equity Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation
10	.6(3)	Employment Agreement by and between the Registrant and Frederick A. Robertson, M.D.
10	.7(3)	Employment Agreement by and between the Registrant and Stephen C. Hathaway
10	.8(3)	Employment Agreement by and between the Registrant and Paul J. Reckwerdt
10	.9(3)	Employment Agreement by and between the Registrant and John H. Hughes
10	.10(3)	Employment Agreement by and between the Registrant and Gustavo H. Olivera
10	.11†(4)	Development and OEM Supply Agreement by and between the Registrant and Analogic Corporation, dated January 27, 2003
10	.12†(4)	Manufacturing and Supply Agreement by and between the Registrant and Siemens Medical Solutions USA, Inc., dated November 14, 2003, as amended
10	.13(1)	Lease Agreement, dated January 26, 2005, as amended, by and between the Registrant and Old Sauk Trails Park Limited Partnership for the property located at 1240 Deming Way, Madison, WI
10	.14(1)	Lease Agreement, dated October 28, 2005, by and between the Registrant and Adelphia, LLC for the property located at 1209 Deming Way, Madison, Wisconsin
10	.15(1)	Time Sharing Agreement, effective December 2005, by and between the Registrant and Cozzens and Cudahy Air, Inc.
10	.16(1)	Incentive Stock Option Plan, as amended, and forms of option agreements thereunder
10	.17(1)	2000 Stock Option Plan, as amended, and forms of option agreements thereunder
10	.18(1)	2002 Stock Option Plan, as amended, and forms of option agreements thereunder
10	.19(3)	2007 Equity Incentive Plan
10	.20(3)	2007 Employee Stock Purchase Plan
10	.21(1)	Standard Terms and Conditions of Sale
10	.22(1)	International Standard Terms and Conditions of Sale
10	.23(1)	Tomo Lifecycle Care (TLC) and Partnership Terms and Conditions
10	.24†(1)	Logistics Services Agreement between the Registrant and Kuehne + Nagal Inc., dated September 7, 2005
10	.25†(4)	Purchase Order between the Registrant and ReMedPar, Inc., dated February 7, 2007
10	.26(3)	Form of Director and Executive Officer Indemnification Agreement
10	.27(3)	Form of Noncompetition Agreement
10	.28(3)	Form of Assignment of Inventions Agreement
10	.29(3)	Form of Confidentiality Agreement
10	.30†(4)	Variable Pay Plan
10	.31*	Amendment, dated April 16, 2007, to License Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation
10	.32*	Amendment and Waiver, dated as of September 13, 2007, to Amended and Restated Investment Agreement, dated February 8, 2007, by and among the Registrant and the other parties thereto
21	.1(1)	Subsidiary of the Registrant
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23.2		Consent of Michael Best & Friedrich LLP (included in Exhibit 5.1)
23.3		Consent of Virchow Krause Valuation, LLC
24.1		Power of Attorney

(1)	Incorporated by reference to the exhibit of like number to the Company’s registration statement on Form S-1 filed with the SEC on February 12, 2007 (File No. 333-140600).

(2)	Incorporated by reference to the exhibit of like number to Amendment No. 1 to the Company’s registration statement on Form S-1 filed with the SEC on March 22, 2007 (File No. 333-140600).

(3)	Incorporated by reference to the exhibit of like number to Amendment No. 2 to the Company’s registration statement on Form S-1 filed with the SEC on April 16, 2007 (File No. 333-140600).

(4)	Incorporated by reference to the exhibit of like number to Amendment No. 3 to the Company’s registration statement on Form S-1 filed with the SEC on April 19, 2007 (File No. 333-140600).

(5)	Incorporated by reference to the exhibit of like number to Amendment No. 8 to the Company’s registration statement on Form S-1 filed with the SEC on May 8, 2007 (File No. 333-140600).

*	Previously filed as the exhibit of like number to the Company’s registration statement on Form S-1 filed with the SEC on September 21, 2007 (File No. 333-146219).

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

EXHIBIT INDEX

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on the 1st day of October 2007.

TomoTherapy Incorporated

By:	/s/ Frederick A. Robertson
Frederick A. Robertson, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Frederick A. Robertson, M.D.

Frederick A. Robertson, M.D.	Chief Executive Officer and Director (principal executive officer)	October 1, 2007

/s/ Paul Reckwerdt
Paul Reckwerdt	President and Director	October 1, 2007

/s/ Stephen C. Hathaway
Stephen C. Hathaway	Chief Financial Officer (principal financial and accounting officer)	October 1, 2007

*
T. Rockwell Mackie, Ph.D.	Director	October 1, 2007

*
Michael J. Cudahy	Director	October 1, 2007

*
John J. McDonough	Director	October 1, 2007

*
John Neis	Director	October 1, 2007

*
Cary J. Nolan	Director	October 1, 2007

*
Carlos A. Perez, M.D.	Director	October 1, 2007

Name	Position	Date

*
Sam R. Leno	Director	October 1, 2007

*
Frances S. Taylor	Director	October 1, 2007

*By: /s/ Stephen C. Hathaway
Stephen C. Hathaway Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1(5)	Amended and Restated Articles of Incorporation of the Registrant
3	.3(1)	Amended and Restated Bylaws of the Registrant
4	.1(3)	Form of the Registrant’s Common Stock Certificate
4	.2(1)	Form of Series D warrant issued by Registrant on February 18, 2004
5.1		Opinion of Michael Best & Friedrich LLP, counsel to the Registrant, as to the validity of our common stock (including consent)
10	.1(2)	Amended and Restated Investment Agreement, dated February 8, 2007, by and among the Registrant and the other parties thereto, as amended
10	.2(1)	Loan Agreement, dated February 11, 1999, by and between the Registrant and Venture Investors Early Stage Fund II Limited Partnership, as amended
10	.3(1)	Note and Warrant Purchase Agreement, by and among the Registrant and the other parties thereto dated May 1, 2003, as amended
10	.4†(4)	License Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation, as amended
10	.5(1)	Equity Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation
10	.6(3)	Employment Agreement by and between the Registrant and Frederick A. Robertson, M.D.
10	.7(3)	Employment Agreement by and between the Registrant and Stephen C. Hathaway
10	.8(3)	Employment Agreement by and between the Registrant and Paul J. Reckwerdt
10	.9(3)	Employment Agreement by and between the Registrant and John H. Hughes
10	.10(3)	Employment Agreement by and between the Registrant and Gustavo H. Olivera
10	.11†(4)	Development and OEM Supply Agreement by and between the Registrant and Analogic Corporation, dated January 27, 2003
10	.12†(4)	Manufacturing and Supply Agreement by and between the Registrant and Siemens Medical Solutions USA, Inc., dated November 14, 2003, as amended
10	.13(1)	Lease Agreement, dated January 26, 2005, as amended, by and between the Registrant and Old Sauk Trails Park Limited Partnership for the property located at 1240 Deming Way, Madison, WI
10	.14(1)	Lease Agreement, dated October 28, 2005, by and between the Registrant and Adelphia, LLC for the property located at 1209 Deming Way, Madison, Wisconsin
10	.15(1)	Time Sharing Agreement, effective December 2005, by and between the Registrant and Cozzens and Cudahy Air, Inc.
10	.16(1)	Incentive Stock Option Plan, as amended, and forms of option agreements thereunder
10	.17(1)	2000 Stock Option Plan, as amended, and forms of option agreements thereunder
10	.18(1)	2002 Stock Option Plan, as amended, and forms of option agreements thereunder
10	.19(3)	2007 Equity Incentive Plan
10	.20(3)	2007 Employee Stock Purchase Plan
10	.21(1)	Standard Terms and Conditions of Sale
10	.22(1)	International Standard Terms and Conditions of Sale
10	.23(1)	Tomo Lifecycle Care (TLC) and Partnership Terms and Conditions
10	.24†(1)	Logistics Services Agreement between the Registrant and Kuehne + Nagal Inc., dated September 7, 2005
10	.25†(4)	Purchase Order between the Registrant and ReMedPar, Inc., dated February 7, 2007
10	.26(3)	Form of Director and Executive Officer Indemnification Agreement
10	.27(3)	Form of Noncompetition Agreement

Exhibit
Number		Description

10	.28(3)	Form of Assignment of Inventions Agreement
10	.29(3)	Form of Confidentiality Agreement
10	.30†(4)	Variable Pay Plan
10	.31*	Amendment, dated April 16, 2007, to License Agreement, dated February 22, 1999, by and between the Registrant and Wisconsin Alumni Research Foundation
10	.32*	Amendment and Waiver, dated as of September 13, 2007, to Amended and Restated Investment Agreement, dated February 8, 2007, by and among the Registrant and the other parties thereto
21	.1(1)	Subsidiary of the Registrant
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23.2		Consent of Michael Best & Friedrich LLP (included in Exhibit 5.1)
23.3		Consent of Virchow Krause Valuation, LLC
24.1		Power of Attorney

(1)	Incorporated by reference to the exhibit of like number to the Company’s registration statement on Form S-1 filed with the SEC on February (1) 12, 2007 (File No. 333-140600).

(2)	Incorporated by reference to the exhibit of like number to Amendment No. 1 to the Company’s registration statement on Form S-1 filed with the SEC on March 22, 2007 (File No. 333-140600).

(3)	Incorporated by reference to the exhibit of like number to Amendment No. 2 to the Company’s registration statement on Form S-1 filed with (3) the SEC on April 16, 2007 (File No. 333-140600).

(4)	Incorporated by reference to the exhibit of like number to Amendment No. 3 to the Company’s registration statement on Form S-1 filed with the SEC on April 19, 2007 (File No. 333-140600).

(5)	Incorporated by reference to the exhibit of like number to Amendment No. 8 to the Company’s registration statement on Form S-1 filed with the SEC on May 8, 2007 (File No. 333-140600).

*	Previously filed as the exhibit of like number to the Company’s registration statement on Form S-1 filed with the SEC on September 21, 2007 (File No. 333-146219).

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.